                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press release dated November 18, 2004,  "ALSTOM  First-Half Results 2004/05 (1st
April 2004 - 30 September 2004)"

Interim  Consolidated  Financial  Statements for Half-Year Ended 30 September
2004

Management Discussion and Analysis on Interim Consolidated  Financial Statements
as at 30 September 2004

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                              ALSTOM

Date: November 22, 2004                     By:  /s/ Henri Poupart-Lafarge
                                                ------------------------------
                                                Name:  Henri Poupart-Lafarge
                                                Title: Chief Financial Officer

PRESS INFORMATION

                                                                18 November 2004

                        ALSTOM FIRST-HALF RESULTS 2004/05
                       1ST APRIL 2004 - 30 SEPTEMBER 2004

FIRST-HALF RESULTS IN LINE WITH OUR RECOVERY PLAN

  o  Orders  received:  €8.4bn,  up 51% versus  first  half  2003/04 , on a comparable basis
  o  Sales: €6.4bn, down 12% on a comparable basis
  o  Operating margin: 3.6%, up from 1.5 % in first half 2003/04
  o  Net income: €(315)m as compared to €(624)m
  o  Free cash flow: €(294)m as compared to €(674)m

                                     *  *  *

Commenting on the results  Patrick  Kron,  Chairman & Chief  Executive  Officer,
said:

" The financial operations  successfully  completed during the summer have given us the visibility  and the stability  needed to implement our recovery plan. Our balance sheet has been substantially  strengthened  through a €2 billion capital increase. We have stabilised our capital structure with the French State holding a 21.4% share. Finally, we have secured access to bonding facilities.

During this first half, we have seen positive impacts of our recovery plan:

- We have  recorded a strong  rebound  of orders  across  our  Sectors,  despite continuing  difficult market conditions in new power equipment,  thus confirming the  return of  customer  confidence.  The  quality  of our  orders  also  shows continuous  improvement,  with  higher  margins  in line with our  profitability targets.

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

PRESS INFORMATION

- New  commercial  successes  have been achieved in recent  weeks.  The award of projects  for  Transport  and Hydro in China for a total  value of € 1.4 billion will create a significant change of our presence in the largest global market. I am also pleased to announce that ALSTOM has been selected for a turnkey  project including 4xGT26 gas turbines for a customer in Thailand, confirming, along with the order received in Spain in the beginning of 2004, that we are firmly back in the large gas turbine market.

- The  improvement of our operational  performance  during this semester is also very encouraging.  All Sectors have made progress in contract  execution and our cost-reduction programmes are now well advanced.

We will continue  implementing our action plan in order to meet our targets of a
6%  operating  margin and a  positive  free cash flow by March  2006.  Given our achievements  over the  first  half of the year,  we are  confident  that  these objectives can be reached."

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

PRESS INFORMATION

FIRST HALF RESULTS IN LINE WITH OUR RECOVERY PLAN

KEY FINANCIAL FIGURES

The following tables set out, on a consolidated basis, some of our key financial and operating figures:

--------------------------------------------------------------------------------
TOTAL GROUP                                                          % Variation
ACTUAL FIGURES         First Half      2nd Half       First Half      Sept. 04/
(IN € MILLION)          SEPT. 03       MAR. 04         SEPT. 04       Sept. 03
                       ----------      --------       ----------      ----------
Order Backlog             27 174        25 368           27 077          (0%)
Orders received            7 439         9 061            8 362           12%
Sales                      8 854         7 834            6 402         (28%)
Operating income             132           168              233
Operating margin            1,5%          2,1%             3,6%
Net income                 (624)       (1 212)            (315)
Free Cash Flow             (674)         (333)            (294)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL GROUP                                                          % Variation
ACTUAL FIGURES         First Half      2nd Half       First Half      Sept. 04/
(IN € MILLION)          SEPT. 03       MAR. 04         SEPT. 04       Sept. 03
                       ----------      --------       ----------      ----------
Order Backlog             24 650        25 174           27 077           10%
Orders received            5 525         8 461            8 362           51%
Sales                      7 296         7 197            6 402         (12%)
Operating income              35           142              233
Operating margin            0,5%          2,0%             3,6%
--------------------------------------------------------------------------------

REBOUND OF ORDERS CONFIRMED

The power  generation  new  equipment  market  remained  low  overall but growth drivers were solid in the  environmental  markets  with strong  demand for hydro
equipment   and   environmental   control   systems.   Power  service  and  rail
transportation  markets remained healthy and the cruise-ship market has regained some activity.

The  level of  orders  registered  in the  first  half of  fiscal  year  2004/05 confirmed restored  confidence from our customer base. We have booked orders for
€8.4 billion,  an increase of 51% compared with the first half of last year on a comparable  basis.  Quality of order intake  continued to improve and margins on

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

PRESS INFORMATION

orders are in line with profitability targets. The book-to-bill ratio at 1.3 has significantly improved.

Our backlog on September 30th 2004 was €27.1 billion, representing approximately two years of sales.

LOW LEVEL OF SALES DUE TO PAST SLOWDOWN OF ORDER INTAKE

Sales have  reached a low point at €6.4 billion in the first half of fiscal year
2004/05,  compared with €7.3 billion in the first half of fiscal year 2003/04, a decrease of 12% on a comparable  basis. This decrease was due to lower levels of orders in the second half of fiscal year 2002/03 and in the first half of fiscal
year    2003/04,  leading    to   lower    sales   in    Marine    and   Power
Turbo-Systems/Environment.  Sales in the other Sectors increased on a comparable basis.

STRONG IMPROVEMENT IN OPERATING INCOME

Operating  income and  operating  margin were €233 million and 3.6% in the first half of fiscal year 2004/05 versus €132 million and 1.5%  respectively  over the same period in the previous year. On a comparable  basis,  operating  income and operating  margin  were €35  million  and 0.5% in the first half of fiscal  year
2003/04.  Improvement has been recorded in all our Sectors with the exception of
Marine.  The  impact of a lower  level of sales  was more than  offset by better contract execution.

NET LOSS REDUCED

Net loss was €(315)  million  compared with €(624)  million in the first half of last year. This improvement comes from the better operational performance and by the decrease in restructuring and financial charges.

FREE CASH FLOW STILL IMPACTED BY GT24/GT26 LEGACY PAYMENTS

As  expected,  our free cash flow was still  negative  at €(294)  million in the first half of fiscal year  2004/05 ; it includes a €206  million cash outflow on
GT24/GT26,  €122 million of  restructuring  expenses and a significant  negative movement of the working capital in Marine.

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

PRESS INFORMATION

DEBT REDUCED BY €1.3 BILLION

Net debt was €2.4 billion at 30 September 2004 compared with the restated amount of €3.7  billion at 1st April  2004,  including  €827  million  coming  from the consolidation of ad hoc entities due to recent changes in accounting rules. This reduction  of  debt  is  mainly  the  consequence  of the  financial  operations completed during the period.

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

PRESS INFORMATION

REVIEW BY SECTOR
1

POWER TURBO-SYSTEMS/ENVIRONMENT

Power  Turbo-Systems and Power  Environment  Sectors are now combined to reflect the current management organisation.

Orders  received  in the first  half of fiscal  year  2004/05  amounted  to €2.2 billion, an increase of 18%. Compared with last year, growth came primarily from our Hydro and Environmental  Control System  businesses,  whereas no large order has been recorded in turbine and boiler  turnkey  projects.  From a geographical standpoint, the main contracts booked over the period were located in the US and
Asia.

In the first half of fiscal year  2004/05,  sales at €1.8 billion were 28% lower than in the first half of fiscal year 2003/04 . This reflects the  exceptionally low order intake booked one year ago.

Operating  income was €(64)  million in the first half of fiscal  year  2004/05, compared with €(105)  million in the first half and €(146) million in the second half of fiscal  year  2003/04.  Despite  under-absorption  of costs due to lower sales,  losses  have been  significantly  reduced as a  consequence  of improved project execution.

POWER SERVICE

Orders  received  for the first half of fiscal year 2004/05 at €1.7 billion were
30% higher than the first half of fiscal year 2003/04.  The orders booked during the period included  several long term maintenance  contracts,  mainly in Europe and Asia.

Sales at €1.4 billion for the first half of fiscal year  2004/05 grew  steadily, with an increase of 8% versus the first half of fiscal year 2003/04.

____________________

1 All comments are made on a comparable basis (same scope and exchange rate)

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

PRESS INFORMATION

Operating  income reached a record high at €232 million or 16.3% of sales in the first half of fiscal year 2004/05  compared  with €191 million or 14.4% of sales in the first half of fiscal year 2003/04.

TRANSPORT

Orders  received by Transport in the first half of fiscal year 2004/05  amounted to €2.9 billion, an increase of 74%, compared with the first half of fiscal year
2003/04 which was particularly low.

Several large orders have been  recorded in Europe,  including a metro system in
Barcelona, locomotives in France and tram-trains in the Netherlands.

Sales at €2.5  billion  increased by 8% in the first half of fiscal year 2004/05 compared with the first half of fiscal year 2003/04 .

The operating  income for the first half of fiscal year 2004/05 amounted to €119 million or 4.8% of sales  compared  with €(31) million in the first half 2003/04 and €98 million in the second half of 2003/04.  This steady  increase was due to the  improvement of our project  execution while the first half of last year was impacted by significant losses in relation to our US Transport business.

MARINE

Orders  received  during  the first half of fiscal  year  2004/05  reached  €1.1 billion mainly comprising of two cruise ships and a LNG tanker.

Sales were low at €274 million in the first half of fiscal year 2004/05,  as for most of the period, no cruise-ship was under  construction.  The main deliveries in the first half of the year included a  cruise-ship  in May, and the fore half of a naval assault ship in July.

Operating  income was negative in the first half of fiscal year 2004/05 by €(34)
million.  Adjustment of our production  capacity is currently being  implemented but the low level of  activity  during  the  first  half  generated  significant under-absorption of charges.

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

PRESS INFORMATION

POWER CONVERSION

Orders  received  in the first  half of fiscal  year  2004/05  amounted  to €300 million, an increase of 38% compared with the first half of fiscal year 2003/04.
This improvement came mainly from the UK with the booking of one major order.

Sales at €257 million in the first half of fiscal year 2004/05  increased by 20%
compared with the first half of fiscal year 2003/04.

Operating income reached €17 million in the first half of fiscal year 2004/05, a strong increase compared to the first half of fiscal year 2003/04, mainly due to the success of cost reduction programmes and better project execution.

PROGRESS ON OPERATIONS

RESTRUCTURING PLANS

The  restructuring  plans  announced  in fiscal  year  2003/04  are  progressing according to schedule; out of the planned 8,400 headcount reduction,  6,300 have left the Group at end of September 2004.

Additional  plans  concerning  1,000  positions have been announced  since March
2004,    including   one   in   Switzerland   to   adapt   capacity   in   Power
Turbo-Systems/Environment,  as well as other more limited adjustments in various locations.

GT24/GT26

The  commercial  situation  with respect to the 76 GT24/GT26 gas turbines sold a few years ago  continues  to improve:  as of today,  75 units are in  commercial operation and 1 is in commissioning. These units have accumulated over 1'100'000 hours  at  a  high  reliability  level.  Today,  we  have  concluded  commercial settlements  for 65 units,  of which 50 are  unconditional  (as  compared  to 42 unconditional at March 2004).

The risks  related  to this  GT24/GT26  issue  have been  further  reduced.  The corresponding  cash  outflow is down to €206 million in the first half of fiscal

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

PRESS INFORMATION

year 2004/05,  a better than anticipated level and significantly  below the €394 million spent during the same period of last year.

As customer confidence increases with these positive developments,  we have been selected for a new turnkey  combined  cycle  project with  associated  long term maintenance  agreement  including  4 GT26 in  Thailand  ; we  expect to book the corresponding order in the coming weeks.

OUTLOOK

On a comparable basis, orders for fiscal year 2004/05 should exceed the level of fiscal year 2003/04,  while sales should be down by approximately 5% as compared to fiscal year 2003/04.  Based on the encouraging  performance of the first half
2004/05,  we  reiterate  our  forecast for the full year 2004/05 of an operating margin between 3.5% and 4% and a free cash flow at approximately €(400) million.

We confirm our  previously  announced  objectives  for March 2006 to reach a 6%
operating margin and a positive free cash flow.

                                    - ends -

A FULL COPY OF THE MD&A DOCUMENT IS AVAILABLE ON ALSTOM'S WEBSITE, TOGETHER WITH
A FULL SET OF ACCOUNTS AND NOTES (WWW.ALSTOM.COM).

Press relations:     G. Tourvieille /M. Boulot
                     (Tél. +33 1 41 49 27 13/ +33 1 41 49 29 36)
                     internet.press@chq.alstom.com

Investor relations:  E. Châtelain
                     (Tél. +33 1 41 49 37 38)
                     Investor.relations@chq.alstom.com

M Communications:    L. Tingström
                     Tel. + 44 789 906 6995

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

PRESS INFORMATION

                                    *  *  *

FORWARD-LOOKING STATEMENTS

This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, orders received,  income,  operating margins,  dividends, provisions,  cash flow, debt or other financial items or ratios, (ii) statements of plans,  objectives or goals of ALSTOM or its management,  (iii) statements of future  product or economic  performance,  and (iv)  statements  of  assumptions underlying such statements. Words such as "believes", "anticipates",  "expects",
"intends",  "aims",  "plans", "are confident" and "will" and similar expressions are intended to identify forward looking  statements but are not exclusive means of identifying such statements. By their very nature, forward-looking statements involve  risks  and  uncertainties  that the  forecasts,  projections  and other forward-looking  statements  will not be achieved.  Such statements are based on management's  current  plans and  expectations  and are  subject  to a number of important  factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements.
These factors include:  (i) the inherent difficulty of forecasting future market conditions,  level of infrastructure  spending,  GDP growth generally,  interest
rates  and  exchange  rates;   (ii)  the  effects  of,  and  changes  in,  laws,
regulations, governmental policy, taxation or accounting standards or practices;
(iii) the  effects of  currency  exchange  rate  movements;  (iv) the effects of competition  in the  product  markets  and  geographic  areas  in  which  ALSTOM operates;  (v) the ability to increase  market share,  control costs and enhance cash generation while  maintaining high quality products and services;  (vi) the timely  development of new products and services; (vii) the  results of ALSTOM's restructuring  and cost  reduction  programmes;  (viii)  continued  validity  of
ALSTOM's new Bonding  Facility to obtain bonds in amounts that are sufficient to meet the needs of our business;  (ix) the timing of and ability to meet the cash generation and other  initiatives of the new action plan; (x) the results of the investigations by the United States Securities and Exchange Commission's ("SEC")
and the French Autorite des Marches Financiers ("AMF");  (xi) the outcome of the putative  class action  lawsuit filed against  ALSTOM and certain of its current and former  officers;  (xii)  our  ability to improve  operating  margins in a timely  manner  and  to  progressively  increase  the  after-sales  service  and maintenance in our businesses; (xiii) the  availability  of external  sources of financing  on  commercially  reasonable  terms;  (xiv)  the  inherent  technical complexity  of many of ALSTOM's  products  and  technologies  and our ability to resolve  effectively,  on  time,  and at  reasonable  cost  technical  problems, infrastructure constraints or regulatory issues that inevitably arise, including in particular the problems  encountered  with the GT24/GT26 gas turbines and the
UK trains; (xv) risks inherent in large contracts and/or significant fixed price contracts that comprise a substantial  portion of ALSTOM's business including in contract  execution;  (xvi) the inherent difficulty in estimating future charter or sale  prices of any cruise  ship in any  appraisal  of  ALSTOM's  exposure in respect of  Renaissance  Cruises and ships that have been seized from  Festival;
(xvii) the inherent difficulty in estimating ALSTOM's vendor financing risks and other credit risks, which may notably be affected by customers' payment default;
(xviii) ALSTOM's  ability to invest  successfully in, and compete at the leading
edge  of,  technology   developments  across  all  of  its  sectors;  (xix)  the
availability of adequate cash flow from operations or other sources of liquidity to achieve  management's  objectives  or goals,  including  our goal of reducing indebtedness;  (xx) whether certain of ALSTOM's markets,  particularly the Power
Turbo-Systems/Environment  Sector, recover from their currently depressed state;
(xxi)  the  impact  on  customer   confidence  of  ALSTOM's   recent   financial
difficulties,  and its  ability  to  re-establish  this  confidence;  (xxii) the effects  of  acquisitions  and  disposals  generally  and the  outcome of claims

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
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PRESS INFORMATION

related to ALSTOM's disposals;  (xxiii) the unusual level of uncertainty at this time  regarding the world  economy in general;  and (xxiv)  ALSTOM's  success in adjusting to and managing the foregoing risks.

The foregoing list is not exhaustive; when relying on forward-looking statements to make  decisions  with respect to ALSTOM,  you should  carefully  consider the foregoing  factors and other  uncertainties and events, as well as other factors described in other documents  ALSTOM files or submits from time to time with the
SEC and/or the AMF,  including  our Annual  Report for the fiscal  year ended 31
March 2004.  Forward-looking  statements speak only as of the date on which they are made,  and ALSTOM  undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ALSTOM - 3 avenue André  Malraux - 92300 Levallois (France)
- Tel: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 41 49 79 32

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                        HALF-YEAR ENDED 30 SEPTEMBER 2004

                                 INTERIM CONSOLIDATED INCOME STATEMENTS

                                                                    HALF-YEAR ENDED
                                                                      30 SEPTEMBER         YEAR ENDED
                                                                 ---------------------      31 MARCH
                                                      NOTE         2003          2004         2004
                                                                 --------      --------     --------
                                                                           (IN € MILLION)

SALES                                                 (17)        8,854         6,402       16,688

    OF WHICH PRODUCTS                                             6,602         4,511       12,786

    OF WHICH SERVICES                                             2,252         1,891        3,902

Cost of sales                                                    (7,577)       (5,408)     (14,304)

    OF WHICH PRODUCTS                                            (5,805)       (3,983)     (11,353)

    OF WHICH SERVICES                                            (1,772)       (1,425)      (2,951)

Selling expenses                                                   (435)         (271)        (785)

Research and development expenses                                  (239)         (166)        (473)

Administrative expenses                                            (471)         (324)        (826)
                                                                 --------      --------     --------
OPERATING INCOME                                      (17)          132           233          300

Other income (expense), net                            (4)         (397)         (177)      (1,111)

Other intangible assets amortisation                   (8)          (31)          (29)         (60)
                                                                 --------      --------     --------
EARNINGS (LOSS) BEFORE INTEREST AND TAX               (17)         (296)           27         (871)

Financial income (expense), net                        (5)         (220)         (185)        (460)
                                                                 --------      --------     --------
PRE-TAX LOSS                                                       (516)         (158)      (1,331)

Income tax (charge) credit                             (6)           29           (40)        (251)

Share in net income (loss) of equity investments                      -             -            -

Minority interests                                                   (2)           (3)           2

Goodwill amortisation                                  (7)         (135)         (114)        (256)
                                                                 --------      --------     --------
                                                                   (624)         (315)      (1,836)
                                                                 ========      ========     ========
NET LOSS

Earnings per share in Euro

  Basic                                                            (2.2)         (0.1)        (4.1)

  Diluted                                                          (2.2)         (0.1)        (4.1)

    The accompanying Notes are an integral part of these Interim Consolidation Financial Statements.

                                 INTERIM CONSOLIDATED BALANCE SHEETS

                                                                    AT            AT           AT
                                                    NOTE         31 MARCH       1 APRIL   30 SEPTEMBER
                                                                   2004         2004(1)       2004
                                                                 --------      --------      -------
                                                                            (IN € MILLION)
 ASSETS
 Goodwill, net                                       (7)           3,424         3,424        3,309
 Other intangible assets, net                        (8)             956           956          927
 Property, plant and equipment, net                                1,569         2,262        1,947
 Investments in equity method investees and other
   investments, net                                                  160           160          136
 Other fixed assets, net                             (9)           1,217         1,102        1,641
                                                                 --------      --------      -------
 TANGIBLE, INTANGIBLE AND OTHER FIXED ASSETS, NET                  7,326         7,904        7,960
 DEFERRED TAXES                                      (6)           1,561         1,561        1,546
 Inventories and contracts in progress, net                        2,887         2,997        3,195
 Trade receivables, net                                            3,462         3,462        3,569
 Other accounts receivables, net                                   2,022         2,160        2,044
                                                                 --------      --------      -------
 CURRENT ASSETS                                                    8,371         8,619        8,808
 Short term investments                                               39            39          181
 Cash and cash equivalents                                         1,427         1,427        1,409
                                                                 --------      --------      -------
 TOTAL ASSETS                                                     18,724        19,550       19,904
                                                                 ========      ========      =======
 LIABILITIES
 SHAREHOLDERS' EQUITY                                                 29            29        1,695
 MINORITY INTERESTS                                                   68            68           69
 BONDS REIMBURSABLE WITH SHARES                     (12)             152           152          139
 PROVISIONS FOR RISKS AND CHARGES                   (13)           3,489         3,484        3,275
 ACCRUED PENSION AND RETIREMENT BENEFITS            (14)             842           842          842
 FINANCIAL DEBT                                     (15)           4,372         5,199        3,998
 DEFERRED TAXES                                      (6)              30            30           36
 Customers' deposits and advances                                  2,714         2,714        3,254
 Trade payables                                                    3,130         3,130        2,833
 Accrued contract costs, other payables
   and accrued expenses                                            3,898         3,902        3,763
                                                                 --------      --------      -------
 CURRENT LIABILITIES                                               9,742         9,746        9,850
                                                                 ========      ========      =======
 TOTAL LIABILITIES                                                18,724        19,550       19,904
                                                                 ========      ========      ======
 Commitments and contingencies                 (18)&(19)

---------------
(1)  Amended opening balance sheet at 1 April 2004 pursuant to the first application of the Reglèment
     CRC 2004-03. See Note 2 (a)

   The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    YEAR ENDED           HALF YEAR ENDED
                                                                                     31 MARCH             30 SEPTEMBER
                                                                                       2004                   2004
                                                                                -------------------     -----------------
                                                                                              (IN € MILLION)
NET INCOME (LOSS)                                                                     (1,836)                   (315)
Minority interests                                                                        (2)                     3
Depreciation and amortisation                                                            726                     290
Changes in provision for pension and retirement benefits, net                             85                       3
Net (gain) loss on disposal of fixed assets and investments                             (175)                      1
Share in net income (loss) of equity investees (net of dividends received)                 -                       -
Changes in deferred tax                                                                  149                      38
NET INCOME AFTER ELIMINATION OF NON CASH ITEMS
                                                                                      (1,053)                     20
Decrease (increase) in inventories and contracts in progress, net                        389                     (231)
Decrease (increase) in trade and other receivables, net                                  770                      (68)
Increase (decrease) in sale of trade receivables, net                                   (267)                    (82)
Increase (decrease) in contract related provisions,                                     (295)                   (103)
Increase (decrease) in other provisions,                                                 113                       1
Increase (decrease) in restructuring provisions,                                         271                     (53)
Increase (decrease) in customers' deposits and advances                                   (1)                    556
Increase (decrease) in trade and other payables, accrued contract costs and
accrued expenses                                                                        (985)                   (376)
CHANGES IN NET WORKING CAPITAL (2)                                                        (5)                   (356)
                                                                                -------------------    ------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                   (1,058)                   (336)
                                                                                -------------------    ------------------
Proceeds from disposals of property, plant and equipment                                 244                      17
Capital expenditures                                                                    (254)                    (57)
Decrease(increase) in other fixed assets (5)                                             125                    (563)
Cash expenditures for acquisition of investments, net of net cash acquired                (8)                      -
Cash proceeds from sale of investments, net of net cash sold (4)                       1,454                     340
                                                                                -------------------    ------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                    1,561                    (263)
                                                                                -------------------    ------------------
Capital increase                                                                       1,024                   1,995
Issuance (conversion) of Bonds reimbursable with shares                                  152                     (13)
Dividends paid including minorities                                                       (3)                     (3)
                                                                                -------------------    ------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                    1,173                   1,979
                                                                                -------------------    ------------------
Net effect of exchange rate                                                               (7)                     (7)
Net effect of new accounting pronouncement (3)                                             -                    (827)
Other changes                                                                            (14)                    (48)
                                                                                -------------------    ------------------
DECREASE (INCREASE) IN NET DEBT                                                        1,655                     498
                                                                                -------------------    ------------------
NET DEBT AT THE BEGINNING OF THE PERIOD - (1)                                         (4,561)                 (2,906)
                                                                                -------------------    ------------------
NET DEBT AT THE END OF THE PERIOD  - (1)                                              (2,906)                 (2,408)
                                                                                ===================    ==================
Cash paid for income taxes                                                                75                      40
Cash paid for net interest                                                               251                     134

(1)  NET DEBT INCLUDES SHORT-TERM INVESTMENTS, CASH AND CASH EQUIVALENTS NET OF FINANCIAL DEBT.
(2)  SEE NOTE 11
(3)  EFFECT AT 1ST APRIL 2004 ON FINANCIAL DEBT PURSUANT TO THE FIRST APPLICATION OF THE RÈGLEMENT CRC 2004-03.  SEE NOTES
     2(A) AND 15.
(4)  IN THE YEAR-ENDED 31 MARCH 2004, THE NET PROCEEDS OF € 1,454 MILLION ARE MADE OF:
     - TOTAL SELLING PRICE OF € 1,977  MILLION  INCLUDING A TOTAL AMOUNT OF € 1,927 MILLION FOR T&D SECTOR AND  INDUSTRIAL
       TURBINES BUSINESSES
     - CONSIDERATION  TO BE RECEIVED  FOR A TOTAL  AMOUNT OF € 263 MILLION OF WHICH € 214 MILLION ARE HELD IN ESCROW AT 31
       MARCH 2004,
     - NET CASH SOLD TO BE REIMBURSED BY THE ACQUIRERS AND SELLING COSTS OF € 260 MILLION.
     IN THE HALF YEAR YEAR-ENDED 30 SEPTEMBER 2004, THE NET PROCEEDS OF € 340 MILLION ARE MADE OF:
     - PROCEEDS OF € 41 MILLION FOR FORMER T&D AND  INDUSTRIAL  TURBINES  ENTITIES  NOT SOLD IN THE YEAR-END 31 MARCH 2004
       (SEE NOTE 3)
     - RELEASE OF € 56 MILLION FROM THE T&D AND INDUSTRIAL TURBINES ESCROW ACCOUNTS RETAINED AT 31 MARCH 2004.
     - NET DEBT OF € 243 MILLION SOLD AS PART OF THE DISPOSAL OF ONE SPECIAL  PURPOSE ENTITY IN THE TRANSPORT  SECTOR (SEE
       NOTE 3)
(5)  IN THE  HALF-YEAR  ENDED 30  SEPTEMBER  2004,  THE OUTFLOW  RELATING TO OTHER FIXED ASSETS IS MAINLY DUE TO THE € 700
     MILLION CASH DEPOSIT MADE TO SECURE THE NEW BONDING  GUARANTEE  FACILITY  PROGRAMME  PARTIALLY OFFSET BY REPAYMENT OF
     OTHER LONG TERM DEPOSITS.

             The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

                         INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                          NUMBER OF                ADDITIONAL                CUMULATED
                                         OUTSTANDING                PAID-IN      RETAINED   TRANSLATION  SHAREHOLDERS'
                                            SHARES      CAPITAL     CAPITAL      EARNINGS    ADJUSTMENT     EQUITY
                                        -------------   -------    ----------    --------   -----------  ------------
                                                                       ( IN € MILLION )

AT 31 MARCH 2003                         281,660,523     1,690         309         (916)       (325)          758
Capital decrease (1)                          -         (1,338)       (309)       1,647          -             -
Capital increase (2)                     774,997,049       969          64           -           -          1,033
Changes in cumulative translation             -            -            -            -           74            74
  adjustments
Net income                                    -            -            -        (1,836)         -         (1,836)
                                        -------------   -------    ----------    --------   -----------  ------------
AT 31 MARCH 2004                        1,056,657,572    1,321          64       (1,105)       (251)           29
                                        =============   =======    ==========    ========   ===========  ============
Conversion of ORA (3)                      9,398,251        11           2           -           -             13
Conversion of TSDDRA (4)                 240,000,000       300          -            -           -            300
Capital decrease (5)                          -         (1,175)        (64)       1,239          -             -
Capital increase (6)                    4,135,265,768    1,447         259           -           -          1,706
Changes in cumulative translation             -            -            -            -          (38)          (38)
  adjustments
Net income                                    -            -            -          (315)         -           (315)
                                        -------------   -------    ----------    --------   -----------  ------------
AT 30 SEPTEMBER 2004                    5,441,321,591    1,904         261         (181)       (289)        1,695
                                        =============   =======    ==========    ========   ===========  ============

o    NET EQUITY MOVEMENT BETWEEN 1 APRIL 2003 AND 31 MARCH 2004

     At 31 March 2003, the issued  paid-up share capital of the parent  company,
     ALSTOM,  amounted to €1,689,963,138 and was divided into 281,660,523 shares having a par value of €6.

     At the General  Shareholders'  Meeting held on 2 July 2003,  it was decided that no dividend be paid.

(1)  The ALSTOM shareholders' equity at 31 march 2003 constituted less than 50%
     of its share capital.  Therefore,  in accordance with article L. 225-248 of the French  Code de  commerce,  the  shareholders  were  requested,  at the
     General  Shareholders'  Meeting  held  on 2 July  2003,  to  decide  not to liquidate  the  company by  anticipation.  Further,  it was decided at such
     General  Shareholders'  Meeting,  to reduce ALSTOM's share capital,  due to losses, from €1,689,963,138 to €352,075,653.75. This reduction in the share capital was  implemented  through  the  reduction  in the nominal  value of
     ALSTOM ordinary share from €6 per share to €1.25 per share.

(2)  Subsequently, in November 2003, an issue of shares was made and 239,933,033 shares with a par value of €1.25 were subscribed.

     In December 2003, an issue of bonds  reimbursable into shares  "OBLIGATIONS
     REMBOURSABLES EN ACTIONS" was made and 643,795,472 bonds were subscribed at
     €1.4 per bonds  with a par value of €1.25.  At 31 March  2004,  535,064,016 bonds were converted into shares on the basis of one share for one bond.

     Related  costs  of €16  million  (net of tax of €9  million)  were  charged against additional paid-in CapITAL of €80 million.

     At 31 March 2004, the share capital amounted to  €1,320,821,965  consisting of 1,056,657,572 shares witH a nominal value of €1.25 per share. All shares are fully paid up.

     At the General  Shareholders'  Meeting held on 9 July 2004,  it was decided that no dividend be paid.

o        NET EQUITY MOVEMENT BETWEEN 1 APRIL 2004 AND 30 SEPTEMBER 2004

(3)  During the period  9,275,231  bonds  reimbursable  into shares  "Obligation
     Remboursable en Actions" were converted into shares  initially on the basis of one share for one bond and as from 16 August 2004  following  completion of the capital increase with preferential subscription rights, on the basis of an adjusted  ratio of 1.2559 share for one bond,  resulting in the issue of 9,398,251 new shares (see Note 12)

(4)  On  7  July  2004,  following  the  European  Commission's   approval,  the
     subordinated  bonds  reimbursable  with shares "Titres  Subordonnés à Durée
     Déterminée  Remboursables  en  Actions"  held by the French  Republic  were repaid into 240,000,000 new shares at a par value of €1.25.

(5)  The ALSTOM  shareholders' equity at 31 march 2004 constituted less than 50%
     of its share capital.  Therefore,  in accordance with article L. 225-248 of the French Code de commerce, the shareholders were requested and agreed, at the General  Shareholders' Meeting held on 9 July 2004 not to liquidate the company by  anticipation.  It was decided to reduce ALSTOM's share capital, due to losses, from €1,631,815,076.25 to €456,908,221.35. This reduction in the share  capital was  implemented  through the  reduction  in the nominal value of one ALSTOM ordinary share from €1.25 per share to €0.35 per share.

(6)  On 12 and 13  August  2004,  the  Group  closed  two  simultaneous  capital increases :

     A capital increase with preferential  subscription  rights to be subscribed either in cash or by set-off against  certain of our  outstanding  debt was subscribed for a total gross amount of €1,508 million As follows:

     o    €1,277  million gross amount  consisting of  3,192,826,907  new shares issued at €0.40 having a PAR VALUE of €0.35 subscribed in cash.

     o    €231 million gross amount  consisting of 462,438,861 new shares issued at €0.50 having a par value of €0.35,  subscribed  by set-off  against debt.

     A second capital increase which was reserved for certain Group's  creditors to be subscribed by set off against  certain of our  outstanding  debts was subscribed  for  a  total  gross  amount  of  €240  million  consisting  of
     480,000,000 new shares issued at €0.50 having a par value of €0,35.

Related  costs of €42 million (net of tax of €24 million)  were charged  against additional paid in capital of €301 million.

At 30 September 2004, the share capital amounted to €1,904,462,556.85 consisting of 5,441,321,591  shares with a nominal value of €0.35 per share. All shares are fully paid up.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

(A)  DESCRIPTION OF BUSINESS

ALSTOM  (the Group) is a provider of energy and  transport  infrastructure.  The energy market is served through activities in the fields of power generation and power conversion, and the transport market through rail and marine activities. A range of  components,  systems  and  services  is offered by the Group  covering design, manufacture,  commissioning,  long-term maintenance, system integration, management of turnkey  projects and applications of advanced  technologies.  The
Group's business is not materially affected by seasonality.

(B)  BASIS OF PREPARATION

The  interim  consolidated  financial  statements  for the six  months  ended 30
September  2004 have been prepared on the basis of the  accounting  policies and methods of computation as set out in Note 2.

The Group's  Consolidated  Financial Statements for the year-ended 31 March 2004 were prepared after taking into account a number of matters including :

-    The Financing Package negotiated in September 2003 resulted in a new set of financial  covenants.  As at 31 March 2004,  the Group would have failed to comply  with  those  covenants  related  to  "consolidated  net  worth" and
     "EBITDA".  Accordingly,  the Group  obtained  agreement from its lenders to suspend the covenants it had previously negotiated until 30 September 2004.
-    The Group  obtained  bonding and  guarantee  facilities  as a result of the
     Financing Package agreed in September 2003 of €3,500 million,  of which 65%
     was  guaranteed by the French State.  This facility WAs  sufficient to meet approximately  one year of orders and was  expected  to be used  during the summer 2004.  The Group entered into  discussions  with certain of its main banks to secure access to contract bonding and guarantee facilities.
-    The approval of the European Commission for the Financing Package announced on 22 September 2003 was outstanding.

Having  considered the matters set out above, the Group concluded that the going concern principle was the appropriate basis of preparation for the 31 March 2004
Consolidated Financial Statements on the assumptions that it would be able to:

-    secure  contract  bonding  and  guarantee  facilities  to meet  its  normal business activity,
-    successfully negotiate new covenants with its lenders,
-    obtain all necessary approvals from the European Commission,
-    generate  operating income and cash flow sufficient to respect covenants or waivers  being  granted,  thus  ensuring  continued  availability  of  debt financing.

During the six month period ended 30 September 2004 these matters were resolved:

-    The  Group  reached  agreement  with its  banks  on a new set of  financial covenants and amendments required to allow  implementation of the financial plan.
-    The European  Commission,  approved under certain  conditions,  the Group's financing plan including the French State's participation in the plan.
-    Shareholders  approved at a General Shareholders Meeting the financing Plan and authorised the Group to launch a capital increase.

The financing  package  secured  bonding and  guarantee  facilities to a maximum outstanding  amount of up to €8 billion of which €6.6  billion have already been committed at 30 September 2004 and a capital  increase of €2.048 billion (before related costs) through debt to equity swaps and cash injection.

To respond to the European  Commission  requirements  the Group has committed to dispose of businesses representing  approximately €1.5 billion in sales over the next two years.

The  divestments  include the industrial  boilers  business which is part of the
Power  Turbo  Systems/Environment   Sector,  Transport  Sector's  activities  in
Australia  and New  Zealand,  freight  locomotive  business  in Spain  and other activities yet to be identified. In addition, the Group is required, within four years, to enter into one or more long-term  partnership  including a partnership to be established  for Hydro power  business,  with a joint venture to be set up under joint control.  In the Transport Sector, the Group must forgo acquisitions for four years over a certain threshold.

The French State has  committed to sell its shares at the latest  twelve  months following  the Group's  obtaining an  investment-grade  rating,  or in any event prior to July 2008.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The  Consolidated  Financial  Statements of the Group are prepared in accordance with French  Generally  Accepted  Accounting  Principles and Règlements  99-02 &
00-06  of  the  Comité  de  Réglementation   Comptable   (French   consolidation
methodology).  Benchmark  treatments are generally used. However,  capital lease arrangements and long term rentals are not capitalised (see Note 18 (b)).

(A)  NEW ACCOUNTING PRONOUNCEMENT EFFECTIVE 1 APRIL 2004

The  Financial  Security  Act of 1 August 2003  (article 133  modifying  article
L-233-16 of the French  "Code de  commerce")  has  modified  the  conditions  of exercice of the control on an entity by  cancelling  the  obligation  to hold at least one share in the controlled enterprise.

Consequently,  the § 1002 of the Règlement 99-02 of the Comité de Réglementation
Comptable  has been  amended  by  Reglèment  2004-03  of the 4 may  2004,  which cancelled  the  obligation  to hold at least  one  share of the  capital  of the controlled enterprise to be consolidated.

This  Règlement is applicable for the fiscal years starting on the 4 August 2003 or later, ie for the Group the year commencing 1 April 2004.

The Group has  reviewed  its  existing  interests  in Special  Purpose  Entities previously  not  consolidated  but now falling  into the scope of the  Règlement
2004-03 of the 4 may 2004. The Group  concluded that at 1 April 2004 five ad-hoc entities have to be fully  consolidated in application of the Règlement  2004-03 of the 4 may 2004.

The  impacts  of the  change  in  accounting  principles  have  been  determined retrospectively,  after tax effect,  and  allocated to the opening net equity as follows:

                                                             AT
                                                       31 MARCH 2004
                                                    (AS APPROVED BY THE        IMPACT OF
                                                   SHAREHOLDERS' MEETING       RÈGLEMENT              AT
                                                       ON 9 JULY 2004)       CRC 2004-03 (1)    1 APRIL 2004
                                                   ---------------------     ---------------    -------------
                                                                             (IN € MILLION)
Property, plant and equipment, net                         1,569                   693              2,262
Inventories and contract in progress, net                  2,887                   110              2,997
Other fixed assets, net                                    1,217                  (115)             1,102
Other assets,net                                          11,585                   138             11,723
Short term investments and cash equivalents                1,466                    -               1,466
                                                   ---------------------     ---------------    -------------
TOTAL ASSETS                                              18,724                   826             19,550
                                                   =====================     ===============    =============
Shareholders' equity                                          29                    -                  29
Provisions for risks and charges                           3,489                    (5)             3,484
Financial debt                                             4,372                   827              5,199
Other liabilities                                         10,834                     4             10,838
                                                   ---------------------     ---------------    -------------
TOTAL LIABILITIES                                         18,724                   826             19,550
                                                   =====================     ===============    =============
---------------
(1) See Note 16

(B)  CONSOLIDATION METHODS

Entities over which the Group has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully  consolidated.  Control exists where the Group has the power,  directly or indirectly,  to govern the financial and operating  policies of an enterprise so as to obtain benefits from its activities, whether it holds shares or not.

Joint   ventures  in  companies  in  which  the  Group  has  joint  control  are consolidated  by the  proportionate  method with the Group's  share of the joint ventures' results, assets and liabilities recorded in the Consolidated Financial
Statements.

Entities in which the Group has an equity  interest of 20% to 50% and over which the Group exercises  significant  influence,  but not control, are accounted for under the equity method.

Results of  operations of  subsidiaries  acquired or disposed of during the year are  recognised  in the  Consolidated  Income  Statements  as from  the  date of acquisition or up to the date of disposal, respectively.

Inter company balances and transactions are eliminated on consolidation.

A list of the  Group's  major  consolidated  businesses  and  investees  and the applicable method of consolidation is provided in Note 22.

(C)  USE OF ESTIMATES

The  preparation of the  Consolidated  Financial  Statements in conformity  with generally accepted  accounting  principles requires management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities and disclosure  of  contingent  gains and  liabilities  at the date of the financial statements  and the reported  amounts of the  revenues  and expenses  during the reporting  period.  Management  reviews  estimates  on an  ongoing  basis  using currently available information.  Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations.  Estimates of future cost  reflect  management's  current  best  estimate  of the  probable outflow of  financial  resources  that will be  required  to settle  contractual obligations.  The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Group to risks of  product  failure  significantly  beyond  the terms of  standard  contractual warranties  applying  to  suppliers  of  equipment  only.  Changes  in facts and circumstances  may result in actual  financial  consequences  different from the estimates.

(D)  REVENUE AND COST RECOGNITION

Revenue on contracts  which are of less than one year  duration,  including  the sale of  manufactured  products and rendering of services,  is  recognised  upon transfer of title, including the risks and rewards of ownership, which generally occurs on delivery to the customer and performance of service activities.

Revenue  on  construction  type  contracts  of more  than one  year,  long  term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract "contract milestones" or costs incurred to date compared to estimated total costs.

For long term service contracts, revenues are generally recognised over the term of the contract as work is performed and services rendered.

Claims are  recognised as revenue when it is probable that the claim will result in  additional  revenue  and  the  amount  can be  reasonably  estimated,  which generally occurs upon agreement by the customer.  Government  subsidies relating to the  shipbuilding  sector  are added to the  related  contract  value and are recognised as revenue using the percentage of completion method.

Total estimated costs at completion include direct (such as material and labour)
and indirect  contract costs incurred to date as well as estimated similar costs to complete,  including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are charged to expense as  incurred.  As a result of contract  review,  accruals  for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item "Cost of sales" in the Consolidated  Income Statement.
Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in "Cost of Sales"
as soon as they occur.

Cost of sales is  computed on the basis of  percentage  of  completion  measured either by segmented  portions of the  contract  "contract  milestones"  or costs incurred to date  compared to estimated  total costs.  The excess of this amount over the cost of sales reported in prior periods is the cost of revenues for the period.  Contract  completion  accruals are  recorded for future  expenses to be incurred in  connection  with the  completion  of contracts  or of  identifiable portions  of  contracts.  Warranty  provisions  are  estimated  on the  basis of contractual agreement and available statistical data.

(E)  TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

The functional  currency of the Group's  foreign  subsidiaries is the applicable local currency.  Assets and liabilities of foreign  subsidiaries located outside the Euro zone are translated into euros at the period end rate of exchange,  and their income  statements  and cash flow  statements are converted at the average rate of  exchange  for the  period.  The  resulting  translation  adjustment  is included as a component of shareholders' equity.

(F)  FOREIGN CURRENCY TRANSACTIONS

Foreign currency  transactions are translated into local currency at the rate of exchange  applicable to the transaction  (market rate or forward hedge rate). At period end, foreign currency assets and liabilities to be settled are translated into  local  currency  at the rate of  exchange  prevailing  at that date or the forward  hedge rate.  Resulting  exchange rate  differences  are included in the
Consolidated Income Statement.

(G)  FINANCIAL INSTRUMENTS

The Group operates  internationally  giving rise to exposure to market risks and changes in interest rates and foreign exchange rates.  Financial instruments are utilised by the Group to reduce  those  risks.  The  Group's  policy is to hedge currency exposures by holding or issuing financial instruments.

The Group  enters into various  interest  rate swaps,  forward  rate  agreements
("FRA")  and floors to manage its  interest  rate  exposures.  Net  interest  is accrued as either  interest  receivable  or payable with the offset  recorded in financial interest.

The Group  enters into  forward  foreign  exchange  contracts  to hedge  foreign currency  transactions.  Realised  and  unrealised  gains  and  losses  on these instruments  are deferred  and  recorded in the  carrying  amount of the related hedged asset, liability or firm commitment.

The Group also uses export insurance contracts to hedge its currency exposure on certain  long-term  contracts  during  the  open  bid  time as well as when  the commercial  contract is signed.  If the Group is not  successful  in signing the contract, the Group incurs no additional liability towards the insurance company except the prepaid premium. As a consequence,  during the open bid period, these insurance  contracts are accounted for as such,  the premium being expensed when incurred.  When the contract is signed,  the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition,  the Group may enter into  derivatives in order to optimise the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(H)  GOODWILL

Goodwill  represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination.  Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price  allocation are applied to goodwill.  Goodwill is  amortised  on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(I)  OTHER INTANGIBLE ASSETS

The Group  recognises  other  intangible  assets such as  technology,  licensing agreements,  installed bases of customers, etc. These acquired intangible assets are  amortised on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(J)  IMPAIRMENT

At the balance  sheet  date,  whenever  events or changes in markets  indicate a potential  impairment to goodwill,  other intangible assets and property,  plant and equipment,  the carrying amount of such assets is reduced to their estimated recoverable value. Impairment tests are performed at each year-end.

(K)  PROPERTY, PLANT AND EQUIPMENT

Property,  plant and  equipment  are recorded at  historical  cost to the Group.
Depreciation  is computed  using the  straight-line  method  over the  following estimated useful lives:
                                                      Estimated useful life
                                                            in years
                                                   ----------------------------
Buildings                                                      25
Machinery and equipment                                        10
Tools, furniture, fixtures and others                          3-7
Cruise ships                                                   30

Assets financed through capital lease are not capitalised (see Note 18 (b)).

(L)  OTHER INVESTMENTS

Other investments are recorded at the lower of historical cost or net realisable value,  assessed on an individual  investment basis. The net realisable value is calculated  using the following  parameters:  equity  value,  profitability  and expected cash flow from the investment.

(M)  OTHER FIXED ASSETS

Other  fixed  assets  are  recorded  at the  lower  of  historical  cost  or net realisable value, assessed on an individual investment basis.

(N)  INVENTORIES AND CONTRACTS IN PROGRESS

Raw  materials  and  supplies,  work and  contracts  in  progress,  and finished products  are  stated at the  lower of cost,  using the  weighted  average  cost method,  or net realisable  value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition.  Finished goods and work and  contract  in  progress  inventory  includes  an  allocation  of  applicable manufacturing overheads.

(O)  SHORT-TERM INVESTMENTS

Short-term  investments  include debt and equity securities and deposits with an initial  maturity  greater than three months but available for sale.  Short-term investments are recorded at the lower of cost or market value, on a line by line basis.

(P)  CASH AND CASH EQUIVALENTS

Cash and cash equivalents  consist of cash and highly liquid investments with an initial maturity of less than three months.

(Q)  DEFERRED TAXATION

Deferred taxes are calculated for each taxable entity for temporary  differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing  differences are expected to reverse in future years. Deferred tax assets are recorded gross and valuation allowances  are recorded  when  necessary to reflect the  estimated  recoverable amount. Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

Deferred tax assets and liabilities are netted first by legal entity and then by tax grouping.

No provision is made for income taxes on  accumulated  earnings of  consolidated businesses or equity method investees for whom no distribution is planned.

(R)  CUSTOMER DEPOSITS AND ADVANCES

Customer  deposits and advances are shown net, and  represent  amounts  received from  customers  in advance  of work being  undertaken  on their  behalf.  Where trading  has taken  place  under  the long  term  contract  trading  rules,  but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer  deposits and advances is still outstanding and where work is  undertaken  on behalf of customers  before sale,  the related  customer advance, termed a progress payment is deducted from Inventories and Contracts in
Progress on a contract by contract basis.

(S)  PROVISIONS FOR RISKS AND CHARGES

A provision is recognised when:

-    the Group has a  present  legal or  constructive  obligation  of  uncertain timing or amount as a result of a past event;
-    it is probable  that an outflow of economic  resources  will be required to settle the obligation;
-    such outflow can be reliably estimated.

Provisions  for  warranties are  recognised  based on contract  terms.  Warranty periods  may extend up to five years.  The  provisions  are based on  historical warranty data and a weighting of all possible  outcomes against their associated probabilities.  Provisions  for contract  losses are recorded at the point where the loss is first  determined.  Provisions  are recorded for all  penalties  and claims based on management's assessment of the likely outcome.

(T)  STOCK OPTIONS

Stock options are not recorded by the Group at the date of grant.  However, upon exercise of stock  options,  the Group records the issuance of the common shares as an equity transaction based on the amount of cash received from the holders.

(U)  RESEARCH AND DEVELOPMENT

Internally generated research and development costs are expensed as incurred.

(V)  EMPLOYEE BENEFITS

The  estimated  cost of providing  benefits to  employees is accrued  during the years in which the  employees  render  services.  For  single  employer  defined benefit plans, the fair value of plan assets is assessed  annually and actuarial assumptions are used to determine cost and benefit obligations.  Liabilities and prepaid  expenses  are accrued over the  estimated  term of service of employees using  actuarial  methods.  Experience  gains and losses,  as well as changes in actuarial  assumptions  and plan assets and  provisions  are amortised  over the average future service period of employees.

For defined  contribution plans and multi-employer  pension plans,  expenses are recorded as incurred.

(W)  RESTRUCTURING

Restructuring  costs are accrued when reduction or closure of  facilities,  or a program to reduce the  workforce is announced  and when  management is committed with the concerned  employees  and when related costs are precisely  determined.
Such costs include  employees'  severance and  termination  benefits,  estimated facility closing costs and write-off of assets.

(X)  FINANCIAL INCOME (EXPENSE)

Financial  income  (expense) is  principally  comprised  of interest  payable on borrowings,  interest  receivable on funds invested,  foreign exchange gains and losses,  and gains and losses on hedging  instruments,  fees paid for putting in place guarantees, syndicated loans and other financing facilities,  depreciation of financial assets and investments.

Interest income is recognised in the income statement as it accrues, taking into account the effective  yield on the asset.  Dividend income is recognised in the income  statement  on the date that the  dividend is  declared.  All other costs incurred in connection with borrowings are expensed, when appropriate,  over the maturity period of the borrowings.

(Y) EARNINGS PER SHARE

Basic  Earnings per share are computed by dividing the period net income  (loss)
by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the period net income (loss)
by the  weighted  average  number of shares  outstanding  plus the effect of any dilutive instruments.

For the  diluted  earnings  per  share  calculation,  net  income  (loss) is not adjusted as the Group is loss making. .

(Z)  EXCHANGE RATES USED FOR THE TRANSLATION OF MAIN CURRENCIES

---------------------------------------------------------------------------------------------------------------------
                                      At 30 September 2003          At 31 March 2004         At 30 September 2004
                                    --------------------------  -------------------------  --------------------------
€for 1 monetary unit                 Average       Closing       Average       Closing       Average       Closing

British pound                        1.427823      1.431434      1.444363      1.501727     1.486586      1.456028
Swiss franc                          0.650886      0.649182      0.646074      0.641272     0.649218      0.644164
US dollar                            0.879388      0.858222      0.849427      0.818063     0.823088      0.805867
Canadian dollar                      0.634476      0.636254      0.628913      0.625821     0.618614      0.635324
Australian dollar                    0.573704      0.584761      0.591628      0.622975     0.582867      0.580990
---------------------------------------------------------------------------------------------------------------------

NOTE 3 - CHANGES IN CONSOLIDATED COMPANIES

o    Starting 1 April 2004,  pursuant to the first  application of the Règlement
     CRC 2004-03,  the Group fully  consolidates  five Special Purpose  Entities
     (see Notes 2(a) and 16).

     On 20  September  2004,  the Group  completed  the disposal of one of these entities  financing sixty  locomotives  for a nominal sales value.  The net debt associated with this entity amounted to €243 million.  This entity has been deconsolidated from the date of disposal

o    On 15 April 2004, the disposal of the US entities of the former  Industrial
     Turbines  Businesses  (disposed of during the year-ended 31 March 2004) was completed  with effect from 1 April 2004 for proceeds of €27 million.  This business has been de-consolidated from 1 April 2004.

o    During the half-year  ended 30 September  2004,  following the obtention of local  regulatory  approvals,  the  disposal  of  certain  non  significant entities of the former T&D Sector  (disposed  of during the  year-ended  31
     March 2004) was completed for proceeds of €14 million.

No other  significant  changes  in the scope of  consolidated  companies  in the half-year ended 30 September 2004 occurred.

NOTE 4 - OTHER INCOME (EXPENSE), NET
                                                      HALF-YEAR ENDED
                                                       30 SEPTEMBER         YEAR ENDED
                                                    -------------------      31 MARCH
                                                      2003       2004          2004
                                                    --------   --------     ----------
                                                                (IN € MILLION)
Net gain (loss) on disposal of fixed assets (1)         14          -            13
Net gain (loss) on disposal of investments (2)          35         (7)          (24)
Restructuring costs (3)                               (276)       (69)         (655)
Employees' profit sharing                               (9)        (1)          (16)
Pension costs (4)                                     (138)       (84)         (263)
Others, net (5)                                        (23)       (16)         (166)
                                                    --------   --------     ----------
OTHER INCOME (EXPENSE), NET                           (397)      (177)       (1,111)
                                                    ========   ========     ==========
---------------
(1)  In the  half-year  ended 30  September  2003 and in the year ended 31 march
     2004 it mainly  corresponds  to the net gain on the disposal of real estate portfolio in Western Europe
(2)  In the half Year ended 30 September  2003 it corresponds to the net gain on the disposal of the  Industrial  Turbine  businesses;  In the year ended 31
     March 2004 it mainly corresponds to:
     -    the net loss of €10 million on the disposal of the Industrial  Turbine businesses.  The Group disposed of its Industrial  Turbines businesses in a two part  transaction  with effect from,  respectively,  30 April
          2003  and 31  July  2003.  As a  result,  the  consolidation  packages prepared  for each unit  disposed  of for the last  month of  activity prior to sale were  prepared  under the control of the  acquirer.  The
          Group made certain adjustments to the consolidation  packages received to ensure conformity with Group accounting  principles and judgements, consistently  applied.  These  adjustments  resulted  in no  impact on
          Earnings Before  Interest and Taxation and Net income,  but did result in a  reclassification  reducing the gain on disposal  included within other income  (expense),  net and increasing  operating  income by €67 million.
     -    the net gain of €4 million on the disposal of T&D sector excluding the
          Power Conversion business. Certain restructuring costs in T&D totaling
          €62 million accruals recorded prior to disposal but not impacting cash and wholly for the  benefit of the  acquirer  are shown as part of the
          Net gain (loss) on disposal of investments.
     -    the  net  loss of €10  million  on the  disposal  of the  Group's  40%
          shareholding in the Chinese entity "FIGLEC"
     -    other net losses of €8 million on various  disposal of non significant consolidated companies
     In the half-year  ended 30 September 2004 it corresponds to the disposal of non significant investments.
(3)  In the  half-year  ended 30 September  2004, it  corresponds  to additional plans  accrued  for  relating to the  downsizing  of  activities  including closure of plants or  activities  and  reduction  in  employees,  and to €2 million of write-off of assets (see Note 13).
(4)  See Note 14 "Accrued pension and retirement obligations"
(5)  For the half year  ended 30  September  2003 and in the year ended 31 March
     2004, in addition to other non  operating  costs it mainly  includes  costs related to past acquisitions and disposal of activities , costs of existing or reorganising  activities not qualifying as restructuring costs and costs related to the capital increase. For the half-year ended 30 September 2004, it corresponds to various other minor non operating costs.

NOTE 5 - FINANCIAL INCOME (EXPENSE)
                                            HALF-YEAR ENDED
                                             30 SEPTEMBER      YEAR ENDED
                                           -----------------    31 MARCH
                                             2003     2004        2004
                                           -------- --------   ----------
                                                    (IN € MILLION)
Net interest income (expense)                (136)    (112)       (247)
Securitisation expenses                       (16)     (10)        (24)
Foreign currency gain (loss)                  (20)     (13)        (19)
Other financial income (expense) (1)          (48)     (50)       (170)
                                           -------- --------   ----------
FINANCIAL INCOME (EXPENSE)                   (220)    (185)       (460)
                                           ======== ========   ==========
-----------------
(1)  Other financial  income  (expenses),  net included fees paid on guarantees, syndicated  loans and other  financing  facilities  of €57  million and €40 million for the  half-year  ended 30 September  2003 and 30 September  2004 respectively and €125 million for the year ended 31 March 2004.

NOTE 6 - INCOME TAX

(A)  ANALYSIS OF INCOME TAX CHARGE

                                            HALF-YEAR ENDED
                                             30 SEPTEMBER      YEAR ENDED
                                           -----------------    31 MARCH
                                             2003     2004        2004
                                           -------- --------   ----------
                                                    (IN € MILLION)

Current income tax (charge)                   (48)      (2)       (102)
Deferred tax income (charge)                   77      (38)       (149)
                                           -------- --------   ----------
INCOME TAX CHARGE                              29      (40)       (251)
                                           ======== ========   ==========
EFFECTIVE TAX RATE                            5.6%       -           -
                                           ======== ========   ==========

(B)  EFFECTIVE INCOME TAX RATE

The effective income tax rate can be analysed as follows:
                                                             HALF-YEAR ENDED
                                                            30 SEPTEMBER 2004
                                                          ----------------------
PRE-TAX INCOME (LOSS)                                             (158)
Statutory income tax rate of the parent company                  35,43%
                                                          ----------------------
EXPECTED TAX CREDIT (CHARGE)                                       56
                                                          ----------------------
Impact of :
- (non recognition) recognition of deferred tax assets             (66)
- net change in estimate of tax liabilities                         22
- intangible assets amortisation                                   (10)
- other permanent differences                                      (41)
- non recoverable withholding taxes, etc                           (11)
- differences in rates                                              10
                                                          ----------------------
INCOME TAX CREDIT (CHARGE)                                         (40)
                                                          ----------------------
EFFECTIVE TAX RATE                                                  -
                                                          ----------------------

(C)  DEFERRED TAX ASSETS, NET

                                                                              AT
                                                      AT 31 MARCH          SEPTEMBER
                                                         2004                2004
                                                   ----------------      -------------
                                                                (IN € MILLION)
Tax loss carryforwards                                  1,510                1,514
Others                                                  1,191                1,110
                                                   ----------------      -------------
GROSS DEFERRED TAX ASSETS                               2,701                2,624
                                                   ----------------      -------------
VALUATION ALLOWANCE                                      (730)                (704)
                                                   ----------------      -------------
NETTING BY TAX GROUPING  OR BY LEGAL ENTITY              (410)                (374)
                                                   ----------------      -------------
DEFERRED TAX ASSETS AFTER NETTING                       1,561                1,546
                                                   ----------------      -------------
DEFERRED TAX LIABILITIES AFTER NETTING                    (30)                 (36)
                                                   ----------------      -------------
DEFERRED TAX ASSETS, NET                                1,531                1,510
                                                   ================      =============

The losses incurred over the last two years led to a detailed review at 31 March
2004 by  jurisdiction  of  deferred  tax assets.  This review took into  account current and past  performance,  length of carry back,  carry  forward and expiry periods, existing contracts in the order book, budget and three years plan. This review led to valuation  allowances on deferred tax assets of €730 million at 31
March 2004.  Most of the  deferred  tax assets  currently  subject to  valuation allowance remain available to be utilised in the future.

The Group was satisfied as to the recoverability of the deferred tax assets, net at 31 March  2004 of €1,531  million,  on the basis of an  extrapolation  of the three year  business  plan,  approved by the Board of  Directors,  which shows a capacity to generate a  sufficient  level of taxable  profits to recover its net tax loss carry forward and other net assets generated through timing differences over a period of four to twelve years,  this  reflecting the long term nature of the Group's operations.

Comprehensive  Group wide forecasts of taxable profits by jurisdiction  have not been revised at 30 September 2004 and the Group  considers the basis on which it concluded as the  recoverability of deferred tax assets at 31 March 2004 remains unchanged.

As every year the Group will prepare a new three year plan in the fourth quarter of the  financial  year . A further  detailed  review of the  recoverability  of deferred tax assets will be conducted when this is available at 31 March 2005.

€6 million of tax loss carried  forward at 30 September  2004,  net of valuation allowance, expire within five years.

NOTE 7 - GOODWILL, NET
                                                                                      TRANSLATION
                                                                                      ADJUSTMENTS
                                       NET VALUE AT     ACQUISITIONS                   AND OTHER       NET VALUE AT
                                     31 MARCH 2004(1)    / DISPOSALS   AMORTISATION     CHANGES      30 SEPTEMBER 2004
                                     ----------------   ------------   ------------   ------------   -----------------
                                                                       (IN € MILLION)
Power  Turbo-Systems / Environment           817              -            (28)            -                 789
Power Service                              1,991              -            (64)            -               1,927
Transport                                    530              -            (19)           (1)                510
Marine                                         2              -              -             -                   2
Power Conversion                              79              -             (3)            -                  76
Other                                          5              -              -             -                   5
                                     ----------------   ------------   ------------   ------------   -----------------
GOODWILL , NET                             3,424              -           (114)           (1)              3,309
                                     ================   ============   ============   ============   =================

----------------
(1) From 1 April 2004,  the former  Power  Turbo-Systems  and Power  Environment sectors  were  merged  into one  Sector  (See  Note  17(a)).  Consequently,  the
Goodwill,  net allocated to the former Power Turbo-Systems and Power Environment sector is now presented to reflect the current reporting structure.

At 31 March  2004,  the  Group  requested  a third  party  value to  provide  an independent  report  as part of its  impairment  test,  performed  annually,  on goodwill and other intangible  assets.  This valuation focused primarily but not exclusively  on the  three  Sectors  (Power  Turbo-Systems/  Environment,  Power
Service and  Transport)  which account for the majority of the Group's  goodwill and other intangibles.

The valuation in use was determined primarily by focusing on the discounted cash flow methodology  which captured the potential of the net asset base to generate future profits and cash flow and was based on the following factors:

-    The  Group's  internal  three year  Business  Plan  prepared as part of its annual budget exercise,
-    Extrapolation of the three year Business Plan over 10 years,
-    Terminal value at the end of the ten year period representing approximately
     45% of total enterprise value.
-    The Group's Weighted Average Cost of Capital, post-tax, of 10.5% to 11.5%.

The  valuation  supported  the  Group's  opinion  that its  goodwill  and  other intangible assets were not impaired on a reporting unit basis.

The Group has concluded that triggering events have not occurred that would lead to impairment testing at 30 September 2004.

NOTE 8 - OTHER INTANGIBLE ASSETS, NET

                                                                                      TRANSLATION
                                                                                      ADJUSTMENTS
                                       NET VALUE AT     ACQUISITIONS                   AND OTHER       NET VALUE AT
                                     31 MARCH 2004(1)    / DISPOSALS   AMORTISATION     CHANGES      30 SEPTEMBER 2004
                                     ----------------   ------------   ------------   ------------   -----------------
                                                                       (IN € MILLION)
Gross value                                1,172              -              -             -               1,172
Amortisation                                (216)             -            (29)            -                (245)
                                     ----------------   ------------   ------------   ------------   -----------------
OTHER INTANGIBLE ASSETS, NET                 956              -            (29)            -                 927
                                     ================   ============   ============   ============   =================
--------------------
Other intangible  assets mainly result from the allocation of the purchase price following  the  acquisition  of ABB's 50%  shareholding  in Power.  It  includes technology, an installed base of customers and licensing agreements.

NOTE 9 - OTHER FIXED ASSETS, NET

                                                           AT 31 MARCH         AT 1ST APRIL       AT 30 SEPTEMBER
                                                              2004                2004 (*)              2004
                                                        -----------------    -----------------   -----------------
                                                                              (IN € MILLION)
Long term loans and deposits (vendor financing) (1)            329                 250                  224
Other long term loans and deposits (2)                         469                 433                  295
Deposits securing the Bonding Guarantee Facility (3)             -                   -                  700
Prepaid assets - pensions (see Note  14 )                      357                 357                  346
Others                                                          62                  62                   76
                                                        -----------------    -----------------   -----------------
OTHER FIXED ASSETS, NET                                      1,217               1,102                1,641
                                                        =================    =================   =================
-----------------------
(*)  Amended amounts at 1st April 2004 pursuant to the first  application of the
     Règlement CRC 2004-03. See Note 2(a)

(1)  The long term loans and deposits  relating to vendor financing  concern the marine sector and are the following:

                                        AT 31 MARCH         AT 1ST APRIL       AT 30 SEPTEMBER
                                           2004                2004 (*)              2004
                                     -----------------    -----------------   -----------------
                                                           (IN € MILLION)
     Cruiseinvest/ Renaissance (a)          240                 226                   224
     Festival (b)                            41                  24                     -
     Others (c)                              48                   -                     -
                                     -----------------    -----------------   -----------------
     TOTAL                                  329                 250                   224
                                     =================    =================   =================

     (a)  CRUISEINVEST / RENAISSANCE

          - US $170 million  (€139  million at 31 March 2004 and €137 million at
            30 September 2004)) of limited recourse notes issued by Cruiseinvest
            (Jersey) Ltd are held by the Group. These limited recourse notes are composed of a series of five notes bearing  interest at 6% per annum payable  half yearly in  arrears,  and  maturing  in December  2011.
            Related interests are not recorded until it is reasonably certain to be received.

          - The Group  guaranteed the financing  arrangements of a subsidiary of
            Cruiseinvest  (Jersey)  Ltd,  Octavian  Shipping LLC of which USD 84 million  (€69  million  at 31  March  2004  and  €68  million  at 30
            September 2004) are supported by a cash deposit

          - The  Group  provided  Cruiseinvest  LLC with a €40  million  line of credit,  of which €16 million was drawn down at 31 March 2004 and 30
            September 2004.

          - Additional  loans were  granted by the Group at 31 March 2004 and 30
            September  2004 for an  amounts  of €16  million  and €3  million to
            Cruiseinvest (Jersey) Ltd subsidiaries. At 1 April 2004, pursuant to the application of the Règlement CRC 2004-03, Octavian shipping LLC, a subsidiary of Cruiseinvest  (Jersey) Ltd is fully consolidated and the related Group  financing  (€14  million) has been  eliminated as part of the consolidation process.

     (b)  Festival

          - At 31 March  2004,  the Group  granted a loan of €17  million  to an entity  involved in the  financing  of one  cruise-ship.  At 1 April
            2004, pursuant to the application of the Reglèment CRC 2004-03, this entity is fully  consolidated  and the related  Group  financing has been eliminated as part of the consolidation process.

          - In addition, at 31 March 2004 the Group has guaranteed the financing arrangements  of two cruise ships delivered to Festival of which €24 million were  supported  by a cash  deposit at 31 March 2004.  At 30
            September 2004,  following the sale of these Cruise ships during the period, the cash deposit was reimbursed and the guarantees  released
            (see Note 18 (a) (2)).

     (c)  Others

          At 31 March  2004,  the  Group  granted  loans of €48  million  to two entities  involved in the  financing of two  cruise-ships.  At 1 April
          2004,  pursuant to the  application of the Règlement CRC 2004-03,  the two entities are fully consolidated and the related financing has been eliminated as part of the consolidation process.

(2)  At 31 March 2004 and 30 September  2004,  it includes  €125 million and €79 million,  respectively  held in escrow  following the disposal of the small and  medium  gas  turbine  businesses  and the  industrial  steam  turbines business.

(3)  It  corresponds to the cash deposit made by the Group to secure in the form of  collateral  the new Bonding  Guarantee  Facility  Programme of up to €8
     billion  implemented during the half-year ended 30 September 2004 (see Note
     18 (a)(1))

NOTE 10 - SALE OF TRADE RECEIVABLES

The following table shows net proceeds from sale of trade receivables:

                                                                            AT 31 MARCH           AT 30 SEPTEMBER
                                                                               2004                    2004
                                                                       ---------------------   ---------------------
                                                                                       (IN € MILLION)

Trade receivables sold                                                          94                      12
                                                                       ---------------------   ---------------------

NET CASH PROCEEDS FROM SECURITISATION OF TRADE RECEIVABLES                      94                      12
                                                                       =====================   =====================

The Group sold,  irrevocably and without  recourse,  trade  receivables to third parties. The Group generally continues to service,  administer,  and collect the receivables on behalf of the purchasers. There are no retained interests.

NOTE 11 - CHANGES IN NET WORKING CAPITAL

                                                   AT            AT                                   CHANGES IN       AT
                                                31 MARCH      1 APRIL                  TRANSLATION    SCOPE AND   30 SEPTEMBER
                                                  2004         2004(*)     CASH FLOW   ADJUSTMENTS      OTHERS        2004
                                                --------      --------     ---------  -------------   ----------  -------------
                                                                              (IN € MILLION)
Inventories and contract in progress, net         2,887         2,997         231          (17)          (16)         3,195
Trade and other receivables, net (1)              5,578         5,717          68          (34)         (126)         5,625
Sale of trade receivables, net                      (94)         (94)          82            -             -            (12)
Contract related provisions                      (2,703)      (2,703)         103            5            17         (2,578)
Other provisions                                   (401)        (396)          (1)           -            27           (370)
Restructuring provisions                           (385)        (385)          53            3             2           (327)
Customers' deposits and advances                 (2,714)      (2,714)        (556)          14             2         (3,254)
Trade and other payables                         (7,028)      (7,032)         376           30            30         (6,596)
                                                --------      --------     ---------  -------------   ----------  -------------
NET WORKING CAPITAL                              (4,860)      (4,610)         356            1           (64)        (4,317)
                                                ========      ========     =========  =============   ==========  =============

(1)  Before impact of net proceeds from sale of trade receivables
(*)  Amended  amounts at 1 April 2004 pursuant to the first  application  of the
     Règlement CRC 2004-03. See Note 2(a)

NOTE 12 - BONDS REIMBURSABLE WITH SHARES "OBLIGATIONS REMBOURSABLES EN ACTIONS"

During  the year  ended at 31 March  2004 the  group  issued  643,795,472  bonds reimbursable with shares at €1.4 per bond with a par value of €1.25. During this period  535,064,016  bonds were  converted into shares on the basis of one share for one bond.  At  closing  108,731,456  bonds  reimbursable  with  shares  were outstanding for an amount of €152 million.

During the half year ended at 30 September 2004,  9,275,231  bonds  reimbursable into shares were converted  into shares  initially on the basis of one share for one bond and as from 16 August 2004 following completion of the capital increase with  preferential  subscription  rights,  on the basis of an adjusted  ratio of
1.2559 share for one bond.

At 30 September 2004, 99,456,225 bonds reimbursable with shares were outstanding for an amount of €139 million.

NOTE 13 - PROVISIONS FOR RISKS AND CHARGES

                                   AT           AT                                                TRANSLATION         AT
                                31 MARCH    1ST APRIL                                             ADJUSTMENTS    30 SEPTEMBER
                                  2004         2004(*)    ADDITIONS      RELEASES      APPLIED     AND OTHER         2004
                                --------    ----------    ---------      --------      -------    -----------    ------------
                                                                       (IN € MILLION)
    Warranties                     807          807          157           (46)         (143)          9              784
    Penalties and claims         1,078        1,078          127           (19)         (201)        (21)             964
    Contract loss                  304          304          112           (23)         (150)          5              248
    Other risks on contracts       514          514          152           (45)          (24)        (15)             582
PROVISIONS ON CONTRACTS          2,703        2,703          548          (133)         (518)        (22)           2,578
RESTRUCTURING                      385          385           76            (9)         (120)         (5)             327
OTHER PROVISIONS                   401          396           45           (18)          (26)        (27)             370
                                --------    ----------    ---------      --------      -------    -----------    ------------
TOTAL                            3,489        3,484          669          (160)         (664)        (54)           3,275
                                ========    ==========    =========      ========      =======    ===========    ============

---------------
(*)  Amended  amounts at 1 April 2004 pursuant to the first  application  of the
     Règlement CRC 2004-03. See Note 2(a).

PROVISIONS ON CONTRACTS

GT24/GT26 HEAVY-DUTY GAS TURBINES

During the six-month period, the Group utilised  provisions for €179 million and retains at 30 September  2004,  after  exchange  rate  effects,  €543 million as provisions for risks and charges in respect of these turbines.  These amounts do not include  €108 million of exposure  for which the Group  considers  the risks mitigated BY  appropriate  action plans.  This amount has been reduced from €454 million at 31 March 2003 to €234 million at 31 March 2004 and to €108 million at
30 September 2004.

UK TRAINS

At 30 September  2004,  provisions  of €40 million are retained in respect of UK train equipment supply contracts.

Actual costs incurred may exceed the amounts of provisions and accrued  contract costs retained at 30 September 2004 as, among other items, the outcome of claims made by or against the Group are at a stage that allows no meaningful assessment of amounts which may become due to or by the Group.  On one of the UK contracts, the West Coast Main Line, a settlement has been signed with the customer but the approval of the relevant UK rail authority is still required.

RESTRUCTURING EXPENDITURES AND PROVISIONS

During the year ended 31 March 2004,  further  restructuring  plans were adopted for an amount of €645  million in all  Sectors  other than  Marine,  and also in
Corporate  headquarters.  At 31 March  2004,  provisions  of €385  million  were retained after an expenditure in the period of €357 million.

During the half-year ended 30 September 2004, further  restructuring  plans were adopted  for an amount of €76  million in all  Sectors.  At 30  September  2004, provisions of €327 million were retained  after an  expenditure in the period of
€120 million.

OTHER PROVISIONS

Other  provisions  include €132 million at 30 September 2004 (€140 million at 31
March 2004) to cover Marine vendor financing exposure (see Note 16)

Based on current known facts and circumstances, cash flow forecasts based on the existing leasing  arrangements and on assumptions as to leases renewal and ships sales for  Cruiseinvest  and other  cruise-ships,  the Group  considers that the provision is adequate to cover the probable risk.

NOTE 14 - ACCRUED PENSION AND RETIREMENT OBLIGATIONS

The Group provides  various types of retirement,  termination  benefits and post retirement  benefits  (including  healthcare and medical cost) to its employees.
The type of benefits offered to an individual employee is related to local legal requirements  as well as the  historical  operating  practices  of the  specific subsidiaries  and involves the Group in the  operation  of or  participation  in various retirement plans.

These plans are accounted for as either defined  contribution or defined benefit plans.

For the  defined  contributions  plans,  the  level  of  Group  contribution  to independent  administered  funds is fixed at a set percentage of employees' pay.
The pension costs charged in the Profit and Loss account represent contributions payable by the Group to the funds.

For the defined benefits plans, which the Group operates, benefits are generally based on employee  pensionable  remuneration  and length of  service.  With cash balance plans the benefit is dependent on the promised credited interest.  These plans are either  externally funded or unfunded,  with provisions  maintained in the Group balance sheet. All are subject to regular actuarial review.  Actuarial valuations are carried out by external actuaries employed by the Group using the projected unit method.  The actuarial  assumptions used to calculate the benefit obligation vary according to the country in which the plan is situated.

Most  defined-benefit  pension  liabilities are funded through  separate pension funds. Pension plan assets related to funded plans are invested mainly in equity and debt securities.

Other  supplemental  defined-benefit  pension  plans  sponsored by the Group for certain employees are funded from the Group's assets as they become due.

The Group  reviews  annually  for each  year-end  plan  assets and  obligations.
Differences  between  actual and expected  returns on assets  together  with the effects of any changes in actuarial assumptions are assessed. If this cumulative difference  exceeds 10% of the greater of the projected  benefit  obligations or the market value of plan assets,  the resulting  unrecognised  gains/losses  are amortised over the average remaining service life of active employees.

At 31 March 2004 and 30 September 2004, cumulative unrecognised actuarial losses to be amortised amounted to €918 million and €888 million, respectively.

The Group also provides post-retirement benefits (mainly post-retirement medical
benefits  plans)  to  a  number  of  retired   employees  in  certain  countries
principally in the United-States under plans which are predominantly unfunded.

The  balance  sheet  position  of  these  liabilities  and  assets,   which  are
predominantly long term, are presented below:

                                              AT 31 MARCH      AT 30 SEPTEMBER
                                                 2004               2004
                                           -----------------  -----------------
(IN € MILLION)
Accrued pension and retirement benefits          (842)              (842)
Prepaid assets - pensions (see note 9)            357                346
                                           -----------------  -----------------
NET (ACCRUED) PREPAID BENEFIT COST               (485)              (496)
                                           =================  =================

The components of the pension cost are the followings:

                                                                  HALF-YEAR ENDED
                                                                    30 SEPTEMBER        YEAR ENDED
                                                               ---------------------     31 MARCH
                                                                  2003       2004          2004
                                                               ---------- ----------    ----------
                                                                            (IN € MILLION)

Service cost                                                        51         39            87
Expected interest cost                                             100        109           195
Expected return on plan assets                                     (74)      (102)          147)
Amortisation of unrecognised prior service cost                      -          -             1
Amortisation of actuarial net loss (gain)                           32         30            61
Curtailments / Settlements                                         (32)        (4)         (143)
TOTAL DEFINED BENEFITS NET PERIODIC PENSION COST                    77          72           54
Other defined contributions and multi-employer                      29          12           60
Curtailments/Settlements effects included in Net gain on
disposal of investments (see Note 4) (1)                            32           -          149
                                                               ---------- ----------    ----------
PENSION COST      (SEE NOTE 4)                                     138          84          263
                                                               ========== ==========    ==========

(1)  For the  year-ended  31 March 2004,  it relates to the  disposal of the T&D
     Sector  as well as Small and  Medium  gas  turbines  and  Industrial  steam turbines businesses.

During the half-year  ended 30 September  2004, the Group has elected to account for its Swiss cash balance  pension  plans under French GAAP as defined  benefit plans, as now required by a recent US accounting pronouncement.

The scheme is fully  funded as at 1 April 2004 with  assets and  liabilities  of
€515 million.

NOTE 15 - FINANCIAL DEBT

(A)  ANALYSIS BY NATURE

                                                            AT 31 MARCH           AT 1ST APRIL         AT 30 SEPTEMBER
                                                                2004                 2004 (*)                2004
                                                        --------------------  --------------------   --------------------
                                                                                ( IN € MILLION )
Redeemable preference shares (1)                                 205                   205                    205
Subordinated notes (2)                                           250                   250                    250
Bonds (3)                                                        650                   650                    650
Syndicated loans (4)                                           1,922                 1,922                  1,705
Subordinated long term bond (TSDD) (5)                           200                   200                      -
Subordinated bonds reimbursable with shares (TSDDRA) (6)         300                   300                      -
Bilateral loans                                                  260                   260                    250
Commercial paper (7)                                               -                     -                      9
Future receivables securitised, net (8)                          265                   265                    100
Other borrowings (9)                                             196                 1,023                    721
Bank overdraft                                                    78                    78                     80
Accrued interest                                                  46                    46                     28
                                                        --------------------  --------------------   --------------------
FINANCIAL DEBT                                                 4,372                 5,199                  3,998
                                                        ====================  ====================   ====================
Long-term                                                      3,829                 4,602                  3,537
Short-term                                                       543                   597                    461

---------------

(*)  Amended  amounts at 1 April 2004 pursuant to the first  application  of the
     Règlement CRC 2004-03. See Note 2 (a).

(1)  On 30 March 2001,  a wholly  owned  subsidiary  of ALSTOM  Holdings  issued perpetual,  cumulative, non voting, preference shares for a total amount of
     €205 million.

     The  preference  shares have no voting  rights.  They were not  redeemable, except at the exclusive option of the issuer,  in whole but not in part, on or after the 5th anniversary of the issue date or on the 5th anniversary in case of certain limited specific pre identified  events.  Included in those events, are changes in tax laws and the issuance of new share capital.

     In July  2002 an  issue  of  shares  was made  triggering  the  contractual redemption of the preferred shares at 31 March 2006 at a price equal to par value together with dividends accrued, but not yet paid.

(2)  The Group  issued,  on September  2000,  €250  million  Auction Rate Coupon
     Undated Subordinated Notes.

     In March  2003,  the terms of  redemption  were  amended  and the notes are redeemable at par in September 2006. They retain their subordinated  nature and rank "pari  passu"  with  holders of other  subordinated  indebtedness.
     Interest is payable  quarterly,  at variable rates based on EURIBOR.  These notes are listed since 1 October 2004 on the Luxemburg  stock  exchange and are non callable until their final maturity in September 2006.

(3)  On July 26, 1999,  the Group  issued  bonds for a principal  amount of €650 million with a 7 year maturity,  listed on the Paris and  Luxembourg  Stock
     Exchanges, bearing a 5% coupon and to be redeemed at par on 26 July 2006.

(4)  Syndicated loans include:

     o A 2008  Subordinated  Debt  Facility  signed on 30 September  2003 with a syndicate of banks and  financial  institutions  for an amount up to €1,563 million (the "PSDD"). This subordinated debt facility is divided between :

          - THE TERM LOAN "PART A" OF €1,200 MILLION:  this part was fully drawn as at 31 March 2004 and €161 million have been  exchanged for shares as part of the capital increase closed on 12 and 13 August 2004,

          - AND THE  REVOLVING  CREDIT "PART B" OF €363  MILLION:  this part was available  for draw down as at 31 March 2004.  €82 million have been exchanged  for shares as part of the capital  increase  closed on 12
            August  2004.  €281 million  were  available  for draw down as at 30
            September 2004.

     o A 2006 Multicurrency  Revolving Credit Agreement  initially signed for an amount up to €1 110  million  : the line was fully  drawn and €722  million were  outstanding  as at 31  March  2004.  During  the  half-year  ended 30
     September  2004,  €18 million have been exchanged for shares as part of the capital  increase  closed  on 12  August  2004 and €38  million  have  been reimbursed and were available for draw down at 30 September 2004.

     At 30 September 2004, the 2008  Subordinated Debt Facility ("the PSDD") and
     the 2006  Multicurrency  Revolving  Credit  Agreement  are  subject  to the following  financial  covenants agreed unanimously by the lenders on the 23
     June 2004 as  adjusted  to take into  account  the impacts of the 13 August
     2004 capital increase:

                         MINIMUM          MINIMUM                              MAXIMUMM
                         INTEREST     CONSOLIDATED NET     MAXIMUM TOTAL      NET DEBT       MINIMUM
                          COVER            WORTH               DEBT           LEVERAGE       EBITDA
COVENANTS                  (A)              (B)                 (C)              (D)           (E)
                         --------     ----------------     -------------     -----------    ---------
                                       (in € million)     (in € million)                  (in € million)
September 2004               -             1,000               4,329               -             -
December 2004                -                 -               4,129               -             -
March 2005                   -             1,100               3,979               -             -
June 2005                    -                 -               4,179               -             -
September 2005               -               850               4,179               -             0
December 2005                -                 -               4,129               -             -
March 2006                   3             1,150               3,979             4.0             -
June 2006                    -                 -               3,929               -             -
September 2006               3             1,150               3,929             3.6             -
December 2006                -                 -               3,929               -             -
March 2007                   3             1,150               3,929             3.6             -
June 2007                    -                 -               3,929               -             -
September 2007               3             1,150               3,929             3.6             -
December 2007                -                 -               3,929               -             -
March 2008                   3             1,150               3,929             3.6             -
June 2008                    -                 -               3,929               -             -

     --------------
     (a)  Ratio of EBITDA (see (e) below) to consolidated net financial  expense
          (interest expense plus securitisation expenses less interest income).
     (b)  Sum of shareholders'  equity  (excluding the cumulative  impact of any deferred  tax  assets  impairments  arising  after 31  March  2004 and including Bonds Reimbursable with Shares "ORA" not yet reimbursed) and minority interests (this covenant will not apply if and for as long as
          ALSTOM is INVESTMENT GRADE).
     (c)  Sum of the  financial  debt  and the  net  amount  of  sale  of  trade receivables (this covenant will not apply if and for as long as ALSTOM is INVESTMENT GRADE).
     (d)  Ratio  of  total  net  debt  (total  financial  debt  less  short-term investments and cash and cash equivalents) to EBITDA (see (e) below).
     (e)  Earnings Before Interest and Tax plus Depreciation and Amortisation as set  out  in  Consolidated  Statements  of  Cash  Flow  less  goodwill amortisation  and less  capital gain on disposal of  investments.  The
          EBITDA shall be positive at 30 September 2005.

These covenants have been contractually determined based on accounting standards generally  accepted in France at 31 March 2004.  The  agreement  states that any change  in the  accounting  standards  will be  neutralised  either  through  an amendment of the covenants or through a recalculation of the agregates mentioned above excluding the impact of the change in accounting  principles.  (see Note 2
(a)).

(5)  During the fiscal year ended 31 March 2004,  €200  million of  subordinated bonds were issued with a 15-year  maturity to the French  State  ("TSDD" or
     Titres Subordonnés à Durée Déterminée). On 13 August 2004, the French State has  subscribed  shares as part of the capital  increase with  preferential subscription  rights by way of  set-off  of the €200  million  "TSDD".  The
     "TSDD" was carrying an interest  rate of EURIBOR plus 5% of which 1.5% were capitalised annually and paid upon set-off.

(6)  During the fiscal year ended 31 March 2004,  €300  million of  subordinated bonds were issued with a 20-year maturity to the French State, which should be  automatically  reimbursable  with  shares  upon  the  approval  of  the reimbursement  with shares by the European  Commission  ("TSDDRA" or Titres
     Subordonnés à Durée Déterminée Remboursables en Actions).  On 7 July 2004, following  the  approval of the  European  commission,  the €300 million of
     "TSDDRA" held by the French State have been reimbursed  into shares.  These subordinated  bonds were  carrying an  interest  rate of 2% paid upon their reimbursement.  The issue price for each bond was €1.25,  and each bond was reimbursed with one share.

(7)  The  total   authorised   commercial   paper  program  is  €2,500  million,
     availability being subject to market  conditions.  At 30 September 2004, €9 million of commercial paper were outstanding from this program.  As part of the  financing  package,  the French State and a  consortium  of banks have committed to subscribe,  if requested by the Group, an amount of commercial paper up to €420 million until January 2005.

(8)  The Group sold, in several transactions,  the right to receive payment from certain  customers for future  receivables for a net amount of €265 million and €100 million at 31 March 2004 and 30 September 2004, respectively.  The total amount concerns the Transport Sector.

(9)  Following the application of Reglèment CRC 2004-03 (see Note 2 (a)), "other borrowings" include, at 1 April 2004, €827 million of borrowings related to special purpose entities.  At 30 September 2004, these borrowings have been reduced to €558 million following :
     -    the  sale of one  special  purpose  entity  during  the  period  (€243 million), and
     -    repayments of € 26 million.

Total available credit lines at Group level at 30 September 2004 amounts to €739 million and is constituted of:
     -    €420 million of committed line of commercial paper,
     -    €281 million of the "Part B" of the 2008  Subordinated  Debt  Facility
          "PSDD"
     -    €38  million  as  part  of the  2006  Multicurrency  Revolving  Credit
          Agreement.

(B) ANALYSIS BY MATURITY AND INTEREST RATE

                                    SHORT TERM                                  LONG TERM
                                                 -------------------------------------------------------------------------------
                                      WITHIN                                                           OVER 5     AVERAGE RATE
                           TOTAL      1 YEAR      1-2 YEARS     2-3 YEARS    3-4 YEARS    4-5 YEARS     YEARS      OF INTEREST
                        -----------------------  -------------------------------------------------------------------------------
                                  (in € million)                                     (in € million)

Redeemable preference       205                       205                                                               5.0%
Subordinated notes          250                       250                                                              14.1% (1)
Bonds                       650                       650                                                               3.5% (2)
Syndicated loans          1,705                       666                      1,039                                    5.6%
Bilateral  loans            250                        27           223                                                 4.4%
Commercial Paper              9           9                                                                             2.2%
Future receivables
securitised, net (3)        100         100                                                                             5.4%
Other facilities            721         244            50            41           43           43       300             4.1% (2)
Bank overdraft               80          80                                                                             4.9%
Accrued interests            28          28
                        -----------------------  -------------------------------------------------------------------------------
FINANCIAL DEBT            3,998         461         1,848           264        1,082           43       300
                        =======================  ===============================================================================

---------------
(1)  On 23 September  2004,  the margin  above  Euribor of these notes have been reset through an auction process at 4.99%.
(2)  Including the effects of interest rate swaps associated with the underlying debt.
(3)  The  reimbursement  of which  will  come  from the  direct  payment  of the customer  to the  investor  to whom the Group sold the right to receive the payment.

                                                   AT 30 SEPTEMBER 2004
                                         ---------------------------------------
                                            AMOUNT BEFORE      AMOUNT AFTER
                                               HEDGING           HEDGING (1)
                                         ------------------- -------------------
                                                      (IN € MILLION)
Financial debt at fixed rate                    1,369               963
Financial debt at floating rate (2)             2,629             3,035
                                         ------------------- -------------------
TOTAL                                           3,998             3,998
                                         =================== ===================

---------------
(1)  After  taking into  accounts  €320  million of interest  swaps  hedging the bonds,  and €86 million of interest swaps hedging the borrowings of special purpose entities.
(2)  Floating rates are based on EURIBOR and LIBOR

NOTE 16 - SPECIAL PURPOSE ENTITIES

At 31 March 2004,  the Group did not  consolidate  its  interests in four active entities  (three in Marine and one in Transport) and  Cruiseinvest  Jersey Ltd ,
parent  company of  Cruiseinvest  LLC and  Octavian  Shipping  LLC as it held no shares.

As  mentioned  in Note 2 (a) the Group  applied the  Reglèment  CRC 2004-03 with effect  from 1  April  2004.  Under  this  Reglèment,  the  Group  reviewed  its accounting  treatment for all special purpose entities at 1 April 2004 assessing its level of control over the entities  and its  participation  in the risks and rewards of ownership.  The Group  concluded  that four Special  purpose  leasing entities and Octavian  Shipping  LLC should be fully  consolidated  from 1 April
2004 and these entities are included in the  Consolidated  Financial  Statements from that date. The five ships held by subsidiaries of Cruiseinvest LLC have not been consolidated as it has been determined that the Group does not have control of the  structure  and does not bear the major part of the risks and  rewards of ownership.

At 1 April  2004,  four  Marine  entities  and one  Transport  entity  are fully consolidated.  At 30 September  2004, four Marine entities owning four ships are consolidated.  Following the disposal of all Group's  interests in the Transport entity,  this entity has ceased to be  consolidated  from 20 September 2004 (see
Note 3)

In assessing the opening balance sheet impact of the  consolidation  of the four entities and Octavian Shipping LLC, the Group recorded their fixed assets at the lower of historical cost and fair value,  current assets at realisable value and liabilities at the amount required to settle the obligations.

Three entities at 1 April 2004 and two at 30 September 2004, respectively,  were structured in such a way that cumulative results of each special purpose leasing entity  equal  zero at the  end of each  arrangement,  interest  expenses  being compensated by leasing revenues. As a consequence,  interim net income (loss) is put to zero by the recording of a corresponding liability (asset) to reflect the substance of the transactions.

For the two other  entities at 1 April 2004 and 30 September  2004,  one ship is held for resale and recorded within "Inventories and contract in progress,  net"
and the other ship  currently  chartered  to a cruise  operator  is  recorded in
"Property plant and equipment".

The  contribution  of  these  entities  at 1 April  2004 and 30  September  2004 consolidated balance sheets before intra-group elimination is as follows:

                                                                      AT
                                                      AT         30 SEPTEMBER
                                                1ST APRIL 2004       2004
                                                --------------  --------------
ASSETS
Property, plant and equipment, net                    693            474
Inventories, and contract in progress, net            110            110
Short term investments                                  -            131
Other assets, net                                     138             47
                                                --------------  --------------
TOTAL                                                 941            762
                                                ==============  ==============
LIABILITIES
Net equity (*)                                         (8)           (15)
Provisions for risks and charges (*)                    3              3
Financial debt                                        827            558
Group financing (*)                                   115            209
Other liabilities                                       4              7
                                                --------------  --------------
TOTAL                                                 941            762
                                                ==============  ==============

(*)  before intra-group elimination.

The negative impact on opening net equity is offset by a €8 million  utilisation of the provision for Marine vendor financing (see Note 13).

NOTE 17 - SECTOR AND GEOGRAPHIC DATA

A) SECTOR DATA

The  Group is  managed  through  Sectors  of  activity  and has  determined  its reportable segments accordingly.

Starting  from 1 April 2004,  the former  Power  Turbo-  Systems  Sector and the
former   Power   Environment   Sector  were   merged  into  one  Sector   «Power
Turbo-systems/Environment».

At 30 September  2004, the Group is organised in four Sectors and one business :

o    POWER TURBO-SYSTEMS / ENVIRONMENT SECTOR

Power Turbo-Systems / Environment provides steam turbines,  generators and power plant engineering,  construction and mid-range gas turbines.  It also focuses on boilers and emissions control  equipment in the power generation,  petrochemical and industrial markets;  demand for upgrades and modernisation of existing power
plants;  hydro  power  plant   refurbishment;   small-scale  hydro  plants;  and
large-scale irrigation projects.

o    POWER SERVICE SECTOR

Power  Service  promotes  the  service  activities  relating  to the Power Turbo
Systems /  Environment  Sector  and  services  to  customers  in all  geographic markets. The Segment supplies the following products and services:

-    portfolio of services from spare parts and field services to full operation and maintenance packages;
-    refurbishment and modernisation of existing plants;
-    technical consultancy services;
-    tailor-made services and "value packages" (integrated solutions designed to
     achieve  improved  plant  availability  and  reliability;   improved  plant
     efficiency and capacity;  lower production costs and enhanced environmental compatibility); and
-    new service product development.

In  addition,   certain   GT24/GT26   contracts  are   transferred   from  Power
Turbo-Systems/Environment  to Power  Service as part of the Group's  after sales market operations.

o    TRANSPORT SECTOR

Transport   offers   equipment,   systems,   and   customer   support  for  rail
transportation  including passenger trains,  locomotives,  signalling equipment, rail components and service.

o    MARINE SECTOR

Marine designs and manufactures cruise and other speciality ships.

o    POWER CONVERSION

Power Conversion  provides  solutions for  manufacturing  processes and supplies high-performance products including motors,  generators,  propulsion systems for
Marine and drives for a variety of industrial applications.

The  composition  of the Sectors may vary slightly from time to time. As part of any change in the composition of its sectors,  Group  management may also modify the  manner in which it  evaluates  and  measures  profitability.  It  evaluates internally  their  performance on Operating income and Free Cash Flow as well as
Margin, Backlog and other specific ones.

Some units,  not  material  to the sector  presentation,  have been  transferred between  sectors.  The revised  Sector  composition  has not been reflected on a retroactive basis as the Group determined it was not practicable to do so.

SALES                                       HALF-YEAR ENDED
                                             30 SEPTEMBER           YEAR ENDED
                                       -------------------------     31 MARCH
                                           2003         2004           2004
                                       -----------   -----------    -----------
                                                    (IN € MILLION)
Power Turbo Systems / Environment         2,542         1,817          5,059
Power Service                             1,361         1,427          2,747
Transport                                 2,297         2,485          4,862
Marine                                      822           274            997
Power Conversion                            226           257            499
Corporate & others (1)                       60           142            241
Transmission & Distribution (2)           1,336             -          2,073
Power Industrial Turbines (3)               210             -            210
                                       -----------   -----------    -----------
TOTAL                                     8,854         6,402         16,688
                                       ===========   ===========    ===========

OPERATING INCOME                            HALF-YEAR ENDED
                                             30 SEPTEMBER           YEAR ENDED
                                       -------------------------     31 MARCH
                                           2003         2004           2004
                                       -----------   -----------    -----------
                                                    (IN € MILLION)
Power Turbo Systems / Environment          (103)          (64)          (253)
Power Service                               196           232            417
Transport                                   (37)          119             64
Marine                                        4           (34)           (19)
Power Conversion                              -            17             15
Corporate & others (1)                      (26)          (37)           (59)
Transmission & Distribution (2)              84             -            121
Power Industrial Turbines (3)                14             -             14
                                       -----------   -----------    -----------
TOTAL                                       132           233            300
                                       ===========   ===========    ===========

EBIT                                        HALF-YEAR ENDED
                                             30 SEPTEMBER           YEAR ENDED
                                       -------------------------     31 MARCH
                                           2003         2004           2004
                                       -----------   -----------    -----------
                                                    (IN € MILLION)
Power Turbo Systems / Environment          (248)         (129)          (641)
Power Service                               123           180            227
Transport                                  (150)           87           (189)
Marine                                       (2)          (38)           (40)
Power Conversion                            (12)           11            (19)
Corporate & others (1)                      (32)          (84)          (252)
Transmission & Distribution (2)              18             -             36
Power Industrial Turbines (3)                 7             -              7
                                       -----------   -----------    -----------
TOTAL                                      (296)           27           (871)
                                       ===========   ===========    ===========

CAPITAL EMPLOYED(*)                         HALF-YEAR ENDED
                                             30 SEPTEMBER           YEAR ENDED
                                       -------------------------     31 MARCH
                                           2003         2004           2004
                                       -----------   -----------    -----------
                                                    (IN € MILLION)
Power Turbo Systems / Environment          (616)         (479)          (499)
Power Service                             2,295         1,835          1,921
Transport                                   467           338            360
Marine                                     (593)          111           (580)
Power Conversion                             69            16             25
Corporate & others (1)                    1,342         1,836          1,333
Transmission & Distribution (2)             939             -              -
                                       -----------   -----------    -----------
TOTAL                                     3,903         3,657          2,560
                                       ===========   ===========    ===========
---------------
(*)  Capital  employed  is  defined  as the  closing  position  of the  total of tangible,  intangible and other fixed assets net, current assets (excluding
     net  amount  of  securitisation  of  existing   receivables)  less  current
     liabilities and provisions for risks and charges.
(1)  Corporate & others include all units  accounting for Corporate  costs,  the
     International  Network and the overseas entities in Australia,  New Zealand and India, that are not allocated to Sectors.
(2)  Disposed of in January 2004
(3)  Disposed of in a two step process in April 2003 and August 2003.

B)   GEOGRAPHIC DATA

The table  below  set forth the  geographic  breakdown  of Sales by  country  of destination :

SALES                                       HALF-YEAR ENDED
                                             30 SEPTEMBER           YEAR ENDED
                                       -------------------------     31 MARCH
                                           2003         2004           2004
                                       -----------   -----------    -----------
                                                    (IN € MILLION)
Europe                                    4,160         3,393          8,002
North America                             1,662           933          3,001
South & Central America                     489           301            857
Asia / Pacific                            1,875         1,159          3,401
Middle East / Africa                        668           616          1,427
                                       -----------   -----------    -----------
TOTAL                                     8,854         6,402         16,688
                                       ===========   ===========    ===========

The table  below  set forth the  geographic  breakdown  of Sales by  country  of origin:

SALES                                       HALF-YEAR ENDED
                                             30 SEPTEMBER           YEAR ENDED
                                       -------------------------     31 MARCH
                                           2003         2004           2004
                                       -----------   -----------    -----------
                                                    (IN € MILLION)
Europe                                    6,521         4,718         12,204
North America                             1,332           874          2 519
South & Central America                     229           170            415
Asia / Pacific                              703           604          1,416
Middle East / Africa                         69            36            134
                                       -----------   -----------    -----------
TOTAL                                     8,854         6,402         16,688
                                       ===========   ===========    ===========

NOTE 18 - OFF BALANCE SHEET COMMITMENTS AND OTHER OBLIGATIONS

A) OFF BALANCE SHEET COMMITMENTS

                                               AT 31 MARCH      AT 30 SEPTEMBER
                                                  2004               2004
                                            ----------------   -----------------
(IN € MILLION)
Guarantees related to contracts (1)               8,169              7,829
Guarantees related to Vendor financing (2)          640                441
Discounted notes receivable                           6                 40
Commitments to purchase fixed assets                  -                  2
Other guarantees                                     43                 12
                                            ----------------   -----------------
TOTAL                                             8,858              8,324
                                            ================   =================
Disposal of the former T&D Sector (3)

(1) GUARANTEES RELATED TO CONTRACTS

In accordance with industry  practice  guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees  can, in the normal course,  extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may
include  guarantees  on  project   completion,   of  contract  specific  defined
performance criteria or plant availability.

The guarantees  are provided by banks or surety  companies by way of performance bonds,  surety bonds and letters of credit and are normally for defined  amounts and periods.

The Group provides a counter indemnity to the bank or Surety Company.

The  projects  for which the  guarantees  are given are  regularly  reviewed  by management  and when it becomes  probable that payments  pursuant to performance guarantees  will require to be made  accruals  are recorded in the  Consolidated
Financial Statement at that time.

Guarantees given by parent or group companies  relating to liabilities  included in the consolidated accounts are not included.

On 27 July 2004, the Group and its main banks signed a up to €8 billion  secured
Bonding Guarantee Facility  Programme.  This programme includes the bonds issued under the bonding  facility of €3.5 billion provided during the summer 2003. The programme  is a 2-year  revolving  programme  designed  to cover all the Group's bonding  needs for a 2 year period.  At 30 September  2004,  the  programme  was underwritten up to €6.6 billion,  covering  approximately eighteen months of the
Group's bonding needs.

The programme is secured by a €2 billion security package made of:

-    a "first loss" protection in the form of a cash/cash  equivalent deposit of
     €700 million (see Note 9) and;

-    a "second loss" security of €1,300 million including a financial  guarantee provided by the French State / CFDI for €1,250 million and the Group's main banks for €50 million.

The bonds and  guarantees  issued  under that  programme  are covered by counter indemnities  from ALSTOM  Holdings and from the Group  subsidiary  requiring the bond.

The banks can make a claim  under the  security  package if, and only if, a bond issued under the  programme  has been called by a customer and neither the Group subsidiary nor ALSTOM Holdings have been in a position to indemnify the banks.

The issuance of new bonds under the bonding  programme  mentioned  above is also subject to the financial covenants disclosed in the Note 15 (a)(4).

(2) VENDOR FINANCING

The Group has provided  financial support,  referred to as vendor financing,  to financial  institutions  and  granted  financing  to certain  purchasers  of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment.  The off-balance sheet "vendor financing" is €640 million at 31 March
2004 and € 441 millioN At 30 September  2004.  Balance  sheet items  relating to vendor financing  totalling €329 million at 31 March 2004 and €224 million at 30
September 2004 are included in "other fixed assets" (Note 9)

The table below sets forth the breakdown of the  outstanding  off-balance  sheet vendor financing by Sector at 31 March 2004 and 30 September 2004 :

                                  AT 31 MARCH    AT 1ST APRIL    AT 30 SEPTEMBER
                                     2004            2004             2004
                                 -------------  -------------    ---------------
                                                    (IN € MILLION)
MARINE                                314             174              124
    CRUISEINVEST/ RENAISSANCE          83              40               39
    FESTIVAL                          144              48                -
    OTHERS                             87              86               85
TRANSPORT                             321             321              312
    EUROPEAN METRO OPERATOR (2)       266             266              258
    OTHERS                             55              55               54
OTHER SECTORS                           5               5                5
                                 -------------  -------------    ---------------
OFF BALANCE SHEET (1)                 640             500              441
                                 =============  =============    ===============
---------------
(1)  Off-balance   sheet  figures   correspond  to  the  total   guarantees  and
     commitments, net of related cash deposits, which are shown as balance-sheet item (see Note 9)
(2)  Guarantees  given include the requirement to deposit funds in escrow in the event of non-respect of certain covenants, waived at 30 September 2004
(3)  The total vendor financing  exposure at 31 March 2004 and 30 September 2004 is the following :

                                                 AT 31 MARCH    AT 1ST APRIL    AT 30 SEPTEMBER
                                                    2004            2004             2004
                                                -------------  -------------    ---------------
                                                                  (IN € MILLION)
 OFF BALANCE- SHEET EXPOSURE                         640             500              441
 BALANCE SHEET EXPOSURE (SEE NOTE 9)                 329             250              224
 EXPOSURE RELATING TO CONSOLIDATED ENTITIES (*)        -             219              219
                                                -------------  -------------    ---------------
 VENDOR  FINANCING  EXPOSURE                         969             969              884
                                                =============  =============    ===============

(*)  entities  consolidated  at 1 April 2004 following the first  application of the Règlement CRC 2003-04 (see Notes 2 (a) and 16).

MARINE

CRUISEINVEST / RENAISSANCE

At 31 March 2004,  it  corresponds  to the  guarantees  of the  financing of two subsidiaries of  Cruiseinvest  Jersey Ltd for US$72 million (€59 million) and to the  undrawn  portion of the credit  line  granted  to  Cruiseinvest  LLC of €24 million.

At 1st April 2004, the decrease of the exposure is due to the  consolidation  of
Octavian  shipping LLC, a subsidiary of Cruiseinvest  Jersey Ltd pursuant to the application  of the Reglèment CRC 2004-03 (see Note 15), the relating  guarantee becoming internal and consequently no longer reported.

At 30 September  2004, it  corresponds  to the guarantee of the financing of one subsidiary of  Cruiseinvest  LLC for US$18 million (€15 million) and the undrawn portion of the credit line granted to Cruiseinvest LLC of €24 million.

FESTIVAL

At 31 March 2004, the Group  guarantees the financing of one entity  relating to one cruise-ship for an amount €96 million. At 1st of April 2004, pursuant to the application of the Reglèment CRC 2004-03,  this entity is fully consolidated and the relating financial debt is included in the Net financial debt of the Group.

In  addition,   at  31  March  2004  the  Group  has  guaranteed  the  financing arrangements  of two cruise  ships  delivered  to Festival  for an amount of €48 million.  At 30 September 2004,  following the sale of these Cruise ships during the period, the guarantees were released.

At 30  September  2004,  the Group has no  outstanding  guarantees  relating  to
Festival.

OTHER

The Group has guaranteed the financing  arrangements  of one cruise-ship and two high speed ferries  delivered to three customers for an amount of €86 million at
31 March 2004 and €85 million at 30 September 2004.

TRANSPORT

Guarantees  given as part of vendor  financing  arrangements in Transport Sector amount to €321 million and €312 million at 31 March 2004 and 30 September  2004, respectively.

Included  in this  amount  are  guarantees  given  as part of a  leasing  scheme involving a major  European  metro  operator as described in Note 18 (b). If the metro  operator  decides in year 2017 not to extend the initial period the Group has  guaranteed  to the  lessors  that the value of the  trains  and  associated equipment  at the  option  date  should not be less than GBP 177  million  (€266 million and €258 million at 31 March 2004 and 30 September 2004, respectively).

(3) DISPOSAL OF THE FORMER T&D SECTOR

The T&D Sector  (excluding  Power  Conversion)  was disposed of in early January
2004.  Several  entities  have not yet been  transferred  to the  purchaser as a result of local regulatory requirements and transfer procedures.

With  respect to one entity  transferred,  debt has been  guaranteed  by another subsidiary also transferred, this guarantee being counter guaranteed irrevocably by a subsidiary  of the Group.  The  likelihood of the counter  guarantee  being called is considered remote.

One entity owned by a transferred  subsidiary which the Group intended to retain has in fact been  transferred  with the  subsidiary to the  purchaser  following refusal of the entity's  lenders to approve a transaction back to the Group. The
Group has no indication the entity's lenders will change their position.

The  disposal  required  agreement  on closing  net  financial  debt of the sold entities.  Such an agreement  has yet to be achieved  between the  parties.  The matter has been referred to an independent expert for resolution.  His report is awaited in the coming months.

At 30 September  2004,  €210 million is included in "other  receivables"  as due from Areva.

B) CAPITAL AND OPERATING LEASE OBLIGATIONS

                                          TOTAL           WITHIN 1 YEAR      1 TO 5 YEARS        OVER 5 YEARS
                                     -----------------  ------------------ ------------------  -----------------
                                                                   (IN € MILLION)
Long term rental (1)                       657                 12                 79                 566
Capital leases obligation (2)              325                 39                116                 170
Operating leases (3)                       438                 56                193                 189
                                     -----------------  ------------------ ------------------  -----------------
TOTAL OF FUTURE PAYMENTS                 1,420                107                388                 925
                                     =================  ================== ==================  =================

(1)  Long term rental

Pursuant to a contract signed in 1995 with a major European metro operator,  the
Group has sold 103 trains and  associated  equipment  to two  leasing  entities.
These entities have entered into an agreement by which the Group leases back the trains and associated  equipment from the lessors for a period of 30 years.  The trains are made available for use by the metro operator for an initial period of
20 years,  extendible  at the  option  of the  operator  for a further  ten year period.  The trains  are being  maintained  and  serviced  by the  Group.

These  commitments  are in respect of the full lease  period and are  covered by payments due to the Group from the metro operator.

If this lease was capitalised it would increase  long-term  assets and long-term debt by €683 million and €657  million at 31 March 2004 and 30  September  2004, respectively.

(2)  Capital leases

If capital leases had been capitalised,  it would have had the following effects on the consolidated balance sheet:

                                                 AT 31 MARCH    AT 30 SEPTEMBER
                                                     2004            2004
                                                --------------  ---------------
                                                         (IN € MILLION)
Increase of  Property plant and equipment, net        205             256
Increase of long term financial debt                  200             255
                                                --------------  ---------------
INCREASE IN SHAREHOLDER'S EQUITY                        5               1
                                                ==============  ===============

(3)  Operating leases

A number of these operating  leases have renewal  options.  Rent expense was €51 million in the six month period ended 30 September 2004.

No material  commitments  are omitted in this note in  accordance  with  current accounting rules.

NOTE 19 - CONTINGENCIES

- LITIGATION

The Group is engaged in  several  legal  proceedings,  mostly  contract  related disputes that have arisen in the ordinary course of business.  Contract  related disputes,  often involving  claims for contract  delays or additional  work, are common  in the  areas in which  the  Group  operates,  particularly  for  large, long-term  projects.  In some  cases,  the  amounts  claimed  against the Group, sometimes  jointly  with  its  consortium  partners,  in these  proceedings  and disputes  are  significant,  ranging  up to  approximately  €492  million in one particular  dispute (USD 611 million).  Some  proceedings  against the Group are
without  a  specified  amount.   Amounts  retained  in  respect  of  litigation,
considered as best estimates of probable  liabilities are included in provisions for risks and charges and accrued  contract  costs.  Actual  costs  incurred may exceed the amount of provisions  for  litigation  because of a number of factors including the inherent uncertainties of the outcome of litigation.

- CLAIM FROM ROYAL CARIBBEAN CRUISES LIMITED ("RCCL")

In August  2003,  RCCL and  various  RCCL  group  companies  filed a lawsuit  in
Florida,  USA against  various Rolls Royce group  companies and against  various
ALSTOM group  companies  claiming  damages for a global amount of  approximately
€242 million (USD 300 million) for alleged  misrepresentations in the selling of pods, and negligence in the design and  manufacture of pods. The Group and Rolls
Royce are strongly contesting this claim.

- ASBESTOS

The Group is subject to  regulations,  including  in France,  the US and the UK,
regarding   the  control  and  removal  of   asbestos-containing   material  and
identification of potential exposure of it's employees to asbestos.  It has been the Group's  policy for many years to abandon  definitively  the use of products containing  asbestos by all of its operating units world-wide and to promote the application  of this  principle  to all of the Group's  suppliers,  including in those  countries where the use of asbestos is permitted.  In the past,  however, the Group has used and sold some products containing  asbestos,  particularly in
France in the Marine Sector and to a lesser extent in the other Sectors.

As of 30 September 2004, in France,  the Group is aware of  approximately  2,408 asbestos  sickness related  declarations  accepted by the French Social Security authorities in France  concerning  the Group's  employees,  former  employees or third  parties,  arising out of the Group's  activities  in France.  All of such cases are treated under the French Social Security system which pays the medical and other costs of those who are sick and which pays a lump sum  indemnity.  Out
of  these  2,408   declarations,   the  Group  is  aware  of  approximately  237
asbestos-related  cases in France from employees or former employees.  They have instituted judicial proceedings against certain of the Group's subsidiaries with the aim of obtaining a court decision holding these  subsidiaries  liable for an inexcusable  fault  (FAUTE  INEXCUSABLE)  which  would  allow  them to  obtain a supplementary compensation above the payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social
Security Affairs Courts in proceedings  involving the Group's  subsidiaries have found these subsidiaries  liable on the grounds of inexcusable fault.  Decisions of the Courts of Appeal have all confirmed these findings of inexcusable  fault.
In March 2004, the French  Supreme Court (COUR DE CASSATION)  rendered its first decisions on the appeals  lodged by a subsidiary of the Group's  Marine  Sector.
The French Supreme Court has confirmed the inexcusable  fault,  but has reversed the Court of Appeal's  decisions which had ordered the Group's subsidiary to pay damages as the  damages are to be directly  compensated  by the Social  Security funds (CAISSE  PRIMAIRE  D'ASSURANCE  MALADIE).  In May 2004, the French Supreme
Court has confirmed the finding of inexcusable  fault in six decisions  rendered in relation to cases in the Group's Marine  Sector,  while  confirming  that the damages  were to be  definitively  borne by the Social  Security  funds . In the current cases within the Group's Marine Sector, the Social Security  authorities have  not in fact  attempted  to  charge  the  Group  subsidiary  the  financial consequences  of  occupational  disease,  including  those  arising  out  of the inexcusable  fault pursuant to article 2 paragraph 2 of the decree of 16 October
1995. In the other Sectors,  the Group  estimates that most of the current cases will be governed by the same terms, pursuant to the above-mentioned decree.

The Group therefore  believes that the  above-mentioned  lawsuits in France will not have material  adverse  consequences  on the Group financial  position.  The compensation  for most of the current 237  proceedings,  including  in the cases where we could be found liable, has been and is expected to continue to be borne by the general  French  Social  Security  (medical)  funds.  Based on applicable legislation  and  current  case  law,  the  Group  believes  that the  financial consequences  of any subrogatory  action of the publicly funded  Indemnification
Fund for Asbestos  Victims  (FIVA),  created in 2001, in relation to proceedings referred to above, will be borne by the general French Social Security (medical)
funds.  The Group also believes that those cases where  compensation  may not be definitively  borne by the general French Social Security  (medical) funds or by the FIVA  represent an immaterial  exposure for which the Group has not made any provisions.

In addition to the foregoing, in the United States, as of 30 September 2004, the
Group was subject to approximately 155 asbestos-related personal injury lawsuits which have their origin solely in the Company's  purchase of some of ABB's power generation  business,  for which the Group is  indemnified  by ABB. The Group is also  currently  subject  to two class  action  lawsuits  in the  United  States asserting  fraudulent  conveyance claims against various ALSTOM and ABB entities in relation to  Combustion  Engineering,  Inc.  ("CE"),  for which the Group has asserted  indemnification  against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by the  Group  from  ABB.  In  January  2003,  CE  filed a  "pre-packaged"  plan of reorganisation in United States bankruptcy court. This plan was confirmed by the bankruptcy court and the United States federal district court. The plan has been appealed and has not yet become  effective;  consummation of the plan is subject to certain other  conditions  specified  therein.  In addition to its protection under the ABB  indemnity,  ALSTOM  believes  that under the terms of the plan it would be protected  against pending and future personal injury asbestos  claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As of 30  September  2004,  the  Group was  subject  to  approximately  48 other asbestos-related  personal  injury  lawsuits  in  the  United  States  involving approximately  528 claimants  that, in whole or in part,  assert claims  against
ALSTOM  which  are not  related  to  ALSTOM's  purchase  of some of ABB's  power generation  business  or as to which  the  complaint  does not  provide  details sufficient to permit the Group to determine  whether the ABB indemnity  applies.
Most of these lawsuits are in the preliminary  stages of the litigation  process and they each involve multiple defendants. The allegations in these lawsuits are often very  general  and  difficult  to evaluate  at  preliminary  stages in the litigation  process.  In those cases where ALSTOM's defence has not been assumed by a third party and meaningful  evaluation is  practicable,  the Group believes that it has valid defences and, with respect to a number of lawsuits,  the Group is asserting rights to indemnification against a third party.

The Group has not in recent years  suffered any adverse  judgement,  or made any settlement payment, in respect of any US personal injury asbestos claim. Between
31  October  2002  and  30  September  2004,  a  total  of 185  cases  involving
approximately  17,742  claimants  were  voluntarily   dismissed  by  plaintiffs,
typically  without  prejudice  (which is to say the  plaintiffs may refile these cases in the future).

For purposes of the foregoing  discussion of U.S.  asbestos-related  cases,  the
Group  considers  a claim to have been  dismissed,  and to no longer be  pending against it, if the  plaintiffs'  attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

The Group is also subject to  asbestos-related or other employee personal injury related claims in other countries, including in the UK. As of 30 September 2004, the Group is subject to  approximately  145 asbestos  related  claims  currently ongoing in the UK. The Group retains provisions of approximately €3 million in relation to these claims.

While the outcome of the existing-asbestos-related  cases described above is not predictable,  the Group  believes  that  those  cases  will not have a  material adverse effect on its financial condition.

- PRODUCT LIABILITY

The Group designs,  manufactures, and sells several products of large individual value  that are  used in major  infrastructure  projects.  In this  environment, product-related  defects have the potential to create  liabilities that could be material.  If potential  product  defects become known,  a technical  assessment occurs whereby products of the affected type are quantified and studied.  If the results of the study indicate that a product  liability  exists,  provisions are recorded.  The Group  believes  that it has made  adequate  provisions  to cover currently known product-related liabilities, and regularly revises its estimates using  currently  available  information.  Neither  the  Group  nor  any  of its businesses  are aware of  product-related  liabilities,  which would  exceed the amounts already  recognised and believes it has provided  sufficient  amounts to satisfy its litigation,  environmental and product liability  obligations to the extent they can be estimated.

- SEC INVESTIGATION

The SEC is  conducting a formal  investigation,  and the Group has conducted its own internal review, into certain matters relating to ALSTOM Transportation Inc.
("ATI"),  one of the Group's  subsidiaries.  These actions  followed  receipt of anonymous letters alleging accounting  improprieties on a railcar contract being executed at ATI's New York facility.  Following  receipt of these  letters,  the
United States Federal Bureau of Investigation (the "FBI") also began an informal inquiry.  The Group has fully cooperated with the SEC and the FBI in this matter and  intends  to  continue  to do so.  The Group  believes  the FBI  inquiry  is currently dormant.

- AMF INVESTIGATION

Senior  officials of the Group have been interviewed by inspectors of the French
Autorite  des  Marches  Financiers  (the  "AMF")  in  connection  with the AMF's investigation  regarding  public  disclosures  by the Group and  trading  of the
Group's shares since 31 December 2001.  ALSTOM is cooperating fully with the AMF in these inquiries.

- UNITED STATES PUTATIVE CLASS ACTION LAWSUITS

The Group,  certain of its  subsidiary  and  certain of its  current  and former officers and  directors,  have been named as defendants by  shareholders  in the
United States in a number of putative shareholder class action lawsuits filed on behalf of various alleged classes of purchasers of American  Depositary Receipts or other ALSTOM  securities  between  various dates  beginning as of 17 November
1998. These lawsuits which are now consolidated  into one proceeding  before the
Federal  District  Court of the  Southern  District  of New York  seek to allege violations of United States federal securities laws, specifically Sections 10(b)
and 20(a) of the Securities Exchange Act of 1934, as amended,  and Section 11 of the Securities Act of 1933, as amended, on the basis of various allegations that there were untrue  statements  of  materials  facts,  and/or  omissions to state material facts necessary to make the statements made not misleading,  in various
ALSTOM public communications  regarding our business,  operations and prospects, causing the  putative  classes to purchase  ALSTOM  securities  at  artificially
inflated  prices.  The  plaintiffs  seek,  among  other  things,   class  action
certification,  compensatory  damages in an unspecified  amount, and an award of costs and expenses, including counsel fees.

- ENVIRONMENTAL, HEALTH AND SAFETY

The Group is subject to a broad range of  environmental  laws and regulations in each of the  jurisdictions  in which it  operates.  These  laws and  regulations impose increasingly  stringent  environmental  protection  standards  regarding, among other things, air emissions,  wastewater discharges,  the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental  contamination.  These  standards  expose the Group to the risk of
substantial   environmental   costs  and  liabilities,   including   liabilities
associated   with  divested  assets  and  past   activities.   In  most  of  the
jurisdictions in which operations take place,  industrial activities are subject to obtaining permits, licenses or/and authorisations,  or to prior notification.
Most facilities must comply with these permits,  licenses or authorisations  and are subject to regular administrative inspections.

Significant  amounts are  invested to ensure that  activities  are  conducted in order to reduce the risks of impacting the environment and capital  expenditures are regularly incurred in connection with environmental compliance requirements.
Although involved in the remediation of contamination of certain  properties and other sites,  the Group believes that its facilities are in compliance  with its

operating   permits  and  that  operations  are  generally  in  compliance  with environmental laws and regulations.

The outcome of  environmental  matters  cannot be predicted  with  certainty and there  can be no  assurance  that the  amounts  provided  will be  adequate.  In
addition,  future  developments,   such  as  changes  in  law  or  environmental
conditions,  could result in increased  environmental costs and liabilities that could  have  a  material  effect  on  the  financial  condition  or  results  of operations.  To date, no significant liability has been asserted against us, and compliance with  environmental  regulations has not had a material effect on the results of operations.

- CLAIMS RELATING TO DISPOSALS

From time to time the Group disposes of certain businesses or business segments.
As is usual certain acquirers make claims against the Group as a result of price adjustment mechanisms and warranties generally foreseen in the sale agreements.

At 30 September  2004,  the Group has  outstanding  warranties  and has received claims in connection  with the disposals of certain of its activities  including its  former  T&D  Sector  (excluding  Power  Conversion),  the Small and  Medium
Industrial  Turbines  and  Industrial  Steam  Turbine  businesses,   the  former
Contracting Sector and part of the former Industry Sector.

The Group has  received  a number of demands  from the  acquirer  following  the disposal of the T&D  Sector,  including  with  respect to  investigation  by the
European Commission of alleged anti-competitive  arrangements among suppliers in certain T&D activities and an administrative  procedure in Mexico concerning the alleged  payments by an agent that could result in an entity sold as part of the
T&D Sector being prevented from bidding for government  contracts for a two year period.

The  Group  considers  that  there  are no claims  or  demands  outstanding  and unprovided that are capable of estimation and likely to have a material  adverse impact on the consolidated financial statements.

NOTE 20 - EMPLOYEE SHAREHOLDING

Following the approval of the annual shareholders'  meeting held on 9 July 2004, the board of Directors  decided on 17  September  2004 the  implementation  of a share capital increase  reserved for the employees  participating in the Group's saving plan and a new stock option plan.

- EMPLOYEE SHARE CAPITAL INCREASE

The main characteristics are the following :

o    A maximum of 120,000,000 new shares with a nominal value of €0.35 per share representing a maximum total nominal capital  increase of  €42,000,000,  ie
     2.2% of the share capital.
o    The subscription  price is set at €0.35 per share.  The subscription  price will be paid by the  voluntary  payment of the  participant  plus the Group contribution  of €0.135  per  share.  The  employee  will  consequently  be entitled to  subscribe  shares at a price of €0.2150 per share which make a discount of 50% in comparison  with the average opening price of the ALSTOM share on  Euronext  Paris  during the twenty  trading  days  preceding  the decision of the Board of Directors of 17 September 2004 ie €0.43 per share.
     The maximum of shares to be subscribed by participant is 6,000.
o    The  offering is available in the  following  countries : France,  Germany,
     Italy, Spain, Switzerland, Brazil and Poland.
o    The subscription  period will start on 19 November 2004 to 6 December 2004, and the listing of the new shares on the Premier  Marche of Euronext  Paris is expected to take place on 20 December 2004.

STOCK OPTION PLAN

The characteristics of the plan n°7 are the following

                                                PLAN NO. 7
                                       ---------------------------

DATE OF SHAREHOLDERS' MEETING                  9 July 2004

CREATION DATE                              17 September 2004

EXERCISE PRICE (1)                               €0.43

BEGINNING OF EXERCISE PERIOD               17 September 2007

EXPIRY DATE                                16 September 2014

NUMBER OF BENEFICIARIES                          1,002

TOTAL NUMBER OF OPTIONS GRANTED               111,320,000

TERMS AND CONDITIONS OF EXERCISE        -50%      referred     as
                                        «Conditional  options».
                                        The  exercice  conditions
                                        of   these    conditional
                                        options  will  depend  on
                                        the   levels  of  Group's
                                        free    cash   flow   and
                                        operational        margin
                                        achieved  at  the  end of
                                        fiscal year 2005/2006.

In addition,  the  characteristics of the previous stock option plan outstanding at 30 September  2004 have been adjusted  following the  completion on 13 August
2004 of the share capital increase with preferential subscription rights and are as follows :

                                                      PLAN NO. 3                  PLAN NO. 5                  PLAN NO. 6
                                                 --------------------        --------------------       --------------------

                                                     24 July 2001                24 July 2001                24 July 2001
DATE OF SHAREHOLDERS' MEETING

CREATION DATE                                        24 July 2001               8 January 2002              7 January 2003

EXERCISE PRICE (1)                                      €33.00                       €13.09                      €6.00

ADJUSTED EXERCISE PRICE (2)                             €20.48                       €8.13                       €3.86

BEGINNING OF EXERCISE PERIOD                         24 July 2002               8 January 2003              7 January 2004

EXPIRATION DATE                                      23 July 2009               7 January 2010              6 January 2011

NUMBER OF BENEFICIARIES                                 1,703                        1,653                         5

TOTAL NUMBER OF OPTIONS ORIGINALLY GRANTED            4,200,000                    4,200,000                   1,220,000

ADJUSTED NUMBER OF REMAINING OPTIONS AS OF 30         5,041,701                    5,259,173                   1,899,378
SEPTEMBER 2004 (2)
TERMS AND CONDITIONS OF EXERCISE                 -  1/3  of   options        -  1/3   of   options      -  1/3   of   options
                                                  exercisable      as         exercisable  as from       exercisable  as from
                                                  from 24 July 2002           8 January 2003             7 January 2004
                                                 -  2/3  of   options        -  2/3 of options          -  2/3   of   options
                                                  exercisable      as         exercisable  as from       exercisable  as from
                                                  from 24 July 2003           8 January 2004             7 January 2005
                                                 -  all       options        -  all        options      -  all        options
                                                 exercisable  as from         exercisable  as from      exercisable  as  from
                                                 24 July 2004.                8 January 2005.           7 January 2006.

(1)  Subscription price corresponding to the average opening price of the shares during the twenty  trading days preceding the day on which the options were granted by the board (no discount or surcharge) or the nominal value of the share when the average share price is lower.

(2)  Plans nº3, 5 and 6 have been  adjusted in  compliance  with French law as a result of the completion of the operations which impacted the share capital in 2002 ,2003 and 2004.

NOTE 21 - PRO FORMA FOR SEPTEMBER 2003 COMPARED WITH 30 SEPTEMBER 2004

In updating its results in the Document de Référence dated 17 November 2003, the
Group provided pro forma  Consolidated  Income Statement for the Half year-ended
30  September  2003  on the  assumptions  of the  disposal  of  the  T&D  Sector
(excluding Power Conversion) and the Industrial Turbines businesses.

The  summarised  consolidated  income  statement  for the  half  year  ended  30
September 2004 compared with the pro forma consolidated income statement for the half year ended 30 September 2003 are as follows :

                                                        HALF-YEAR ENDED
                                                         30 SEPTEMBER
                                               ---------------------------------
                                                  PRO-FORMA          ACTUAL
                                                    2003              2004
                                               ---------------   ---------------
SALES                                                7,308            6,402
OPERATING INCOME                                        34              233
EARNINGS (LOSS) BEFORE INTEREST AND TAX               (356)              27
PRE-TAX LOSS                                          (549)            (158)
NET LOSS                                              (581)            (315)
                                               ===============   ===============

NOTE 22 - MAJOR COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION

The major companies are selected according to the following criteria:
- Holding companies
- Sales above €50 million for the half-year ended 30 September 2004.

                                                                                          CONSOLIDATION
COMPANIES                                             COUNTRY           OWNERSHIP %          METHOD
-----------------                                     -------           ----------           -------
ALSTOM.............................................   France                           Parent company
ALSTOM Holdings....................................   France               100.0       Full consolidation
ALSTOM Gmbh (holding)..............................   Germany              100.0       Full consolidation
ALSTOM UK Ltd  (holding)...........................   United Kingdom       100.0       Full consolidation
ALSTOM Inc (holding)...............................   United States        100.0       Full consolidation
ALSTOM NV (holding)................................   Netherlands          100.0       Full consolidation
ALSTOM Mexico SA de CV (holding)...................   Mexico               100.0       Full consolidation
ALSTOM Espana IB (holding).........................   Spain                100.0       Full consolidation
ALSTOM (Switzerland) Ltd...........................   Switzerland          100.0       Full consolidation
ALSTOM Australia Ltd...............................   Australia            100.0       Full consolidation
ALSTOM Brazil Ltda.................................   Brazil               100.0       Full consolidation
ALSTOM Canada Inc..................................   Canada               100.0       Full consolidation
ALSTOM Controls Ltd................................   United Kingdom       100.0       Full consolidation
ALSTOM Ferroviaria Spa.............................   Italy                100.0       Full consolidation
ALSTOM K.K.........................................   Japan                100.0       Full consolidation
ALSTOM LHB GmbH....................................   Germany              100.0       Full consolidation
ALSTOM Ltd ........................................   United Kingdom       100.0       Full consolidation
ALSTOM Ltd (India) ................................   India                100.0       Full consolidation
ALSTOM NL Service Provision Ltd....................   United Kingdom       100.0       Full consolidation
ALSTOM Power Centrales.............................   France               100.0       Full consolidation
ALSTOM Power Conversion GmbH.......................   Germany              100.0       Full consolidation
ALSTOM Power Conversion SA France..................   France               100.0       Full consolidation
ALSTOM Power Generation AG.........................   Germany              100.0       Full consolidation
ALSTOM Power Inc...................................   United States        100.0       Full consolidation
ALSTOM Power Italia Spa............................   Italy                100.0       Full consolidation
ALSTOM Power Ltd...................................   Australia            100.0       Full consolidation
ALSTOM Power O&M Ltd...............................   Switzerland          100.0       Full consolidation
ALSTOM Power Service...............................   France               100.0       Full consolidation
ALSTOM Power Service Gmbh..........................   Germany              100.0       Full consolidation
ALSTOM Power Sp Zoo................................   Poland               100.0       Full consolidation
ALSTOM Power Sweden AB.............................   Sweden               100.0       Full consolidation
ALSTOM Transport BV................................   Netherlands          100.0       Full consolidation
ALSTOM Transport SA................................   France               100.0       Full consolidation
ALSTOM Transportation Inc..........................   United States        100.0       Full consolidation
ALSTOM Transporte SA...............................   Spain                100.0       Full consolidation
Chantiers de l'Atlantique..........................   France               100.0       Full consolidation
West Coast Traincare...............................   United Kingdom        76.0       Full consolidation

A list of all  consolidated  companies  is  available  upon  request at the head office of the Group.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                  ON INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                             AS AT 30 SEPTEMBER 2004

                         FIRST HALF OF FISCAL YEAR 2005

YOU SHOULD READ THE FOLLOWING  DISCUSSION  TOGETHER  WITH THE 30 SEPTEMBER  2004
INTERIM CONSOLIDATED FINANCIAL STATEMENTS.  DURING THE PERIODS DISCUSSED IN THIS
SECTION,  WE  UNDERTOOK  SEVERAL  SIGNIFICANT  TRANSACTIONS  THAT  AFFECTED  THE
COMPARABILITY OF OUR FINANCIAL RESULTS BETWEEN PERIODS. IN ORDER TO ALLOW YOU TO
COMPARE THE RELEVANT PERIODS,  WE PRESENT CERTAIN INFORMATION BOTH AS IT APPEARS
IN OUR FINANCIAL  STATEMENTS AND ADJUSTED FOR BUSINESS  COMPOSITION AND EXCHANGE
RATE VARIATIONS TO IMPROVE  COMPARABILITY.  WE DESCRIBE THESE  ADJUSTMENTS UNDER
"--CHANGE IN BUSINESS  COMPOSITION AND  PRESENTATION  OF OUR ACCOUNTS,  NON-GAAP
MEASURES--COMPARABLE BASIS" BELOW.

MAIN EVENTS OF THE FIRST HALF OF FISCAL YEAR 2005

FINANCIAL PACKAGES

FINANCING PACKAGE - SUMMER 2003

We  launched  in summer 2003 a financing  package  that was fully  completed  in
December 2003 and that comprised:

     o    €300 million capital increase ;
     o    €300 million of subordinated  bonds issued by the French State,  which were to be automatically reimbursable with shares upon the approval of the European Commission (TSDDRA);
     o    €200 million of subordinated  bonds issued by the French State (TSDD);
     o    the issuance of €901 million of bonds mandatorily reimbursable with shares (ORA);
     o    a subordinated debt facility due 2008 totalling €1,563 million (PSDD),
          of  which   our   banks   provided   €1,263   million   and  a  French
          State-guaranteed institution (CFDI) €300 million ; and
     o    a bonding  guarantee  facility  agreement of €3,500 million to support our commercial  activity.  CFDI provided counter  guarantees of 65% of the aggregate amount of these bonds.

This  package  comprised  as well some  short-term  liquidity  rolled over until
January 2005. For more details on this financing package,  see our Annual Report
2003/04.

FINANCING PACKAGE - SUMMER 2004

In order to further reduce our debt,  increase our equity,  secure our access to contract  bonding  to support  our  commercial  activity  and to  stabilise  our shareholder base, we implemented during the summer 2004 a supplemental financial package covering the following items:

     o    a bonding programme aiming at covering our needs for the next 18 to 24 months ;

     o    a total capital  increase of 4,135,265,768  new shares  representing a total  amount of €1,748  million of new capital  subscribed  either in cash or by set-off against certain of our outstanding debt .

As  part  of this  financing  package,  we  have  re-negotiated  some  financial covenants  described  in  Note  15a(4)  to our  Interim  Consolidated  Financial
Statements.

BONDING PROGRAMME TO COVER OUR NEEDS FOR 18 TO 24 MONTHS

We have put in place a up to €8 billion  committed  bonding  guarantee  facility programme,  with an  initial  commitment  of our  banks for €6,6  billion.  This programme  includes  the bonds  issued  under the bonding  line of €3.5  billion provided  during  the  summer  2003 and new bonds to be  issued  over a two year period.  The bonds under this new programme  benefit from a €2 billion guarantee package consisting of :

     o    a first loss guarantee in the form of cash/cash equivalent  collateral provided  by  ALSTOM  for €700  million  (out of the  proceeds  of the capital increases described below); and

     o    a second rank security for a total amount of €1,300  million  covering second losses in excess of the cash/cash equivalent collateral, in the form of guarantees, given by a French State-guaranteed institution for
          €1,250 million,  and the remainder (€50 million) by a group comprising our core banks.

This programme is revolving:  any bond expiring  releases  capacity to issue new bonds within the €8 billion limit and the two year period.

The initial  commitment of our core banks for a volume of up to €6,600  million, on which final documentation was signed in August 2004, is expected to cover our forecasted bonding needs for approximately 18 months. Other banks have committed for an additional of around €200 million.

SHARE CAPITAL INCREASES

We  implemented  a  global  offering  of  new  shares  by  way  of  transferable preferential  subscription  rights  allocated to holders of our existing shares.
The 3,655,265,768 new shares issued have been subscribed as follows:

     o    3,192,826,907  shares  subscribed  in cash at  €0.40  representing  an amount of €1,277 million,  including 459,610,902 new shares subscribed by the French State representing an amount of €183.8 million;

     o    462,438,861 shares subscribed by set -off against debt from the French
          State and CFDI, an entity guaranteed by the French State, at €0.50 per share  representing  a total  amount of €231.2  million : €200 million subscribed by set off against the TSDD  subscribed by the French State as  part  of our  Summer  03'  Financing  package  and  €31.2  million subscribed by set off against part of the CFDI's holding in the PSDD.

We  implemented  a concurrent  debt-for-equity  exchange  offering to holders of certain of our outstanding  debt  instruments  through which we issued a further
480,000,000 new shares at the price of €0.50 per share representing an amount of
€240 million subscribed by set-off against:

     o    €212 million from the part of PSDD held by our banks;
     o    €18 million from our  multi-currency  Revolving  Credit  Agreement due
          2006 of €722 million; and
     o    €10 million from committed bilaterals.

Following the automatic  reimbursement  with  240,000,00  new shares of the €300 million  TSDDRA on 7 July 2004 upon the  European  Commission  approval  and its participation  in the above  described  capital  increases,  the French  State's participation reached 21.4 % of the outstanding share of ALSTOM.

The French State has  committed to remain a  shareholder  during the recovery of
ALSTOM.  It has  committed to sell its shares at the latest 12 months  following
ASLTOM's  obtaining an investment  grade  rating,  or in any event prior to July
2008.

APPROVAL BY THE EUROPEAN COMMISSION AND COMMITMENTS

The formal  investigation  launched by the European Commission on September 2003 concluded on 7 July 2004 with the positive  approval by the European  Commission of our financing packages.

As part of this  approval,  we have  committed not to make  acquisitions  in the
Transport  Sector  within the  European  Union over the next four years  above a certain level and to dispose of businesses representing  approximately €1.5 billion in sales. Half of our disposal  commitment is to be fulfilled by selling the following activities:

     o    our freight locomotive business in Valencia, Spain ;
     o    our Transport Sector's activities in Australia and New Zealand ; and
     o    our  industrial   boilers  business,   which  is  part  of  our  Power
          Turbo-Systems/Environment Sector.

The rest of our commitment,  representing €800 million of annual sales will be fulfilled by disposing of activities yet to be identified.

We also agreed to enter into a 50-50 joint venture in our Hydro business.

Finally,  we committed to implementing,  within the next four years,  industrial partnerships  concerning  a  significant  part of our  activities  to ensure our future development.

DISPOSAL PROGRAMME

During  the first half of fiscal  year 2005,  we have  received  €97  million of proceeds from disposals of businesses of which:

     o    €53 million from the sale of our  Industrial  Turbines  businesses  of which €27  million  received  in April 2004 from the  transfer  of our activities  in the US and €26 million  from the escrow  account.  €784 million  of  proceeds  net  of  cash  sold  and  costs  incurred  were previously  received  in fiscal  year 2004,  with an  additional  €125 million held in escrow to cover certain  post-closing  adjustments and indemnities.  Of the €62  million to be  released  to us on 3 May 2004 from the  escrow  account we have  received  to date €26  million  and agreed to use €20 million to cover some post-closing adjustments,  the remainder of €16 million being still claimed and under discussion with the buyer.  The second  part of the  escrow,  €63  million,  should be received on 2 May 2005 ;

     o    €44 million from the sale of our T&D  activities  of which €14 million from the  transfer of our  Belgian  and Chinese  units and €30 million from the escrow account funded at closing.

DISPOSAL OF OUR TRANSMISSION & DISTRIBUTION (T&D) ACTIVITIES

The process to dispose of the T&D Sector was  announced on 12 March 2003.  On 25
September  2003, we signed a binding  agreement to sell our T&D activities  (our
T&D Sector excluding the Power Conversion  business) to Areva for gross proceeds of €957 million, subject to closing adjustments.

This transaction was closed on 9 January 2004,  except for some minor businesses located in jurisdictions where transfer procedures were on-going. As of 31 March
2004, we had received  proceeds net of cost incurred of €632 million from Areva, and a further €89 million were held in escrow to cover closing  adjustments  and the value of the businesses still to be transferred. Of this amount, €30 million were  released to ALSTOM in the first half of fiscal year 2005 and an additional
€28 million were released in October 2004.

In addition €188 million of cash sold and other closing adjustments were claimed from  Areva,  of which it paid €10 million in the first half of fiscal year 2005 and a further €16 million in October 2004. An expert has been jointly designated by Areva and ALSTOM with respect to the  remainder of this amount as provided in the sale and purchase agreement. We expect the expert to issue its report in the next months.

DISPOSAL OF OUR FREIGHT LOCOMOTIVE BUSINESS IN VALENCIA, SPAIN

We have signed with Vossloh a Memorandum of  Understanding  (MOU)  regarding the sale of our Transport  freight  activities in Spain. This document sets out both the general  principles of the sale  contract to be  negotiated  and a timeframe during  which the  parties  expect the  relevant  documents  to be  signed.  The signature of a binding agreement should follow and the closing of this operation will be subject to customary  conditions  including  approval by the  companies'
boards and the relevant anti-trust authorities.

The sale of this business in Spain is part of the commitments made in connection with the European  Commission's approval of our financing packages, as announced in May 2004.

This factory, located north of Valencia, was built in 1990 and currently employs
420 people.  It specialises in the manufacture of locomotives and bogies as well as non-modular trains for the regional market.

DISPOSAL OF ONE SPECIAL PURPOSE ENTITY IN THE TRANSPORT SECTOR

Following a new  accounting  pronouncement  effective  1st April  2004,  we have consolidated  several Special Purpose  Entities with of the effect of increasing our  debt by €827  million  as of 1st  April  2004.  See  Note 2 to our  Interim
Consolidated Statements.

During the first half of fiscal  year  2004,  we have sold one of these  Special
Purpose  Entities in the  Transport  Sector.  This  disposal has  decreased  our amended  financial  debt by €243  million.  The net  effect on our debt as at 30
September  2004 is an increase by €558  million  after  taking into  account the reimbursement of €26 million during the first half of the year.

PROGRESS ON SPECIFIC OPERATIONAL PROBLEMS

GT24/GT26 HEAVY-DUTY GAS TURBINES

The  commercial  situation  with respect to the 76 GT24/GT26  gas turbines  sold prior to the end of fiscal year 2001 (four from the 80  initially  ordered  were cancelled)  continues  to  improve.  As of  today,  75 units  are in  commercial operation,  one is in  commissioning.  These  75  units  have  accumulated  over
1,100,000 hours at high reliability level.

Today, commercial settlements have been reached for 65 units out of the 76 sold.
Under agreements  covering to date 15 of the units, the Group is committed to or otherwise has the  opportunity to make upgrade  improvements  within agreed time periods.  The other units in commercial  operation are either in normal warranty or have had those warranty  periods expire.  All cases of court litigation which affected  seven  units  as of  March  2003  are now  resolved  via  satisfactory commercial  settlements.  There are commercial  disputes  involving  contractual arbitration  ongoing with respect to two projects for which the  customers  have accepted the turbines (10 machines),  but allege that contractual  penalties are due in amounts contested by the Group.

Cash outflow related to the GT24/GT26 gas turbines over the first half of fiscal year 2005 was €206 million  compared  with €766 million for the full fiscal year
2004. We expect our cash outflow  related to the GT24/GT26 gas turbines issue to be around €400 million in fiscal years 2005, below the €500 million as estimated previously.

As of 30 September 2004, we retained €543 million of related provisions compared with €738  million  as of 31 March  2004,  both  after  taking  into  account an exposure,  which we consider will be mitigated by appropriate  action plans. The exposure to be mitigated estimated initially at €454 million had been reduced to
€234 million as of 31 March 2004 and to €108 million as of 30 September 2004.

RESTRUCTURING

Restructuring  plans under  execution are progressing  well.  During fiscal year
2004 and the first  half of fiscal  year  2005,  the  workforce  in the  current portfolio  of  activities  has  been  reduced  through  restructuring  plans  by approximately 6,300 employees out of the planned 8,400 headcount reduction.  New plans have been launched and announced since March 2004 for approximately  1,000 positions in addition to the 8,400  workforce  reduction  previously  announced.
These  new  plans  include  notably  a  reduction  of  550  employees  in  Power
Turbo-Systems/Environment   in  Switzerland   announced  in  October  2004,  the
rationalisation of our bogies activities in Transport and some other adjustments in various locations.

GENERAL COMMENTS ON ACTIVITY AND RESULTS

KEY FINANCIAL FIGURES

The following tables set out, on a consolidated basis, some of our key financial and operating figures:

--------------------------------------------------------------------------------------------------------------------------
TOTAL GROUP                                                                                  % Variation     % Variation
ACTUAL FIGURES                                   First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                    SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               -------------- -------------- -------------- --------------- --------------
Order backlog                                        27,174         25,368         27,077        (0%)             7%
Orders received                                       7,439          9,061          8,362        12%             (8%)
Sales                                                 8,854          7,834          6,402       (28%)           (18%)
Operating income                                        132            168            233
Operating margin                                       1.5%           2.1%           3.6%
Net income                                            (624)        (1,212)          (315)
Free Cash Flow                                        (674)          (333)          (294)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
TOTAL GROUP                                                                                  % Variation     % Variation
COMPARABLE FIGURES                               First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                    SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               -------------- -------------- -------------- --------------- --------------
Order backlog                                        24,650         25,174         27,077        10%              8%
Orders received                                       5,525          8,461          8,362        51%             (1%)
Sales                                                 7,296          7,197          6,402       (12%)           (11%)
Operating income                                         35            142            233
Operating margin                                       0.5%           2.0%           3.6%
--------------------------------------------------------------------------------------------------------------------------

ORDERS RECEIVED AND BACKLOG

The power  generation new equipment market remains overall low, but is marked by
huge  domestic   demand  in  China  and  growth  drivers  remain  solid  in  the environmental markets with a strong demand for hydro and environmental products.
Demand for service for power equipment and the rail transportation market remain strong. The cruise-ship market starts to resume.

We have  registered  €8,362  million of orders in the first half of fiscal  year
2005,  an  increase  of 51%  compared  with  the  first  half of last  year on a comparable  basis  with an  increase  in all our  Sectors.  The  level of orders received in this first half is stable compared with the level  registered in the second half of last year on a comparable basis  demonstrating a continuous order recovery after the difficult first six months of fiscal year 2004.

Our backlog was €27.1 billion, representing approximately two years of sales.

SALES

Sales were €6,402  million in the first half of fiscal year 2005,  compared with
€8,854  million in the first half of the fiscal year 2004,  a decrease of 28% on an actual  basis.  This  decrease  was due  principally  to the  disposal of our
Industrial Turbines  businesses and T&D activities,  as well as to the impact on the sales  coming  from the lower  levels of orders in the second half of fiscal year  2003 and in the  first  half of  fiscal  year  2004 in  Marine  and  Power
Turbo-Systems/Environment.  Sales in  other  Sectors  increased  on  actual  and comparable bases. Overall, on a comparable basis, sales decreased by 12%.

OPERATING INCOME

On an actual basis,  operating income and operating margin were €233 million and
3.6%  respectively  in the first half of fiscal  year  2005,  as  compared  with operating  income of €132 million and operating  margin of 1.5% in first half of fiscal year 2004. On a comparable  basis,  mainly when  excluding the favourable effect of T&D last year before its disposal to Areva,  our  operating  income at
€233 million in the first half of fiscal year 2005  strongly  improved  compared with €35 million and €142 million respectively in the first and second halves of fiscal year 2004. This increase despite a lower level of sales is notably due to a better  performance  in the  execution  of our  contracts  as  compared to the unexpected charges related to contract execution in the last fiscal year.

NET INCOME/LOSS

Net loss after goodwill  amortisation  was €(315)  million  compared with €(624)
million  and  €(1,212)  million  in the  first  and  second  halves of last year respectively.  This  improvement  comes from the  improvement of our operational performance  as well as the  decrease in our  restructuring,  financial  and tax charges.

FREE CASH FLOW

Our free cash flow was €(294) million in the first half of fiscal year 2005 as a
result  of  cash  outflow  related  to  GT24/GT26  gas  turbines  legacy,   high
restructuring  expenses  and  negative  change  in the  Marine  working  capital requirements  in the  first  half of the  year.  Improvement  as  compared  with
€(1,007)  million for the last full  fiscal  year  mainly  stems from lower cash outflow related to GT24/GT26 gas turbines and an improved profitability.

RECENT DEVELOPMENTS

PROJECTS FOR NEW GT 26 GAS TURBINES

We have been selected for a new turnkey  combined cycle project with  associated long term  operation  maintenance  agreement  including  4 GT26 gas  turbines in
Thailand. This confirms with the order for 3 GT26 signed during last fiscal year in  Spain  that we are  back in the  market  for this  range  of  products  with competitive  equipment and attractive service  proposals.  We expect to book the corresponding order in the coming weeks.

ORDERS IN CHINA

We were recently  awarded  projects  representing a total amount of €1.4 billion for Power and Transport in China.  These awards confirmed our strong and lasting presence  in China as well as our  ability  to serve the  needs of this  market, based notably on strong  partnerships with Chinese  industrial groups. We expect to book these orders in the coming months.

OUTLOOK

For internal planning purposes, we have set a number of financial objectives. On a  comparable  basis,  we aim to exceed in fiscal  year 2005 the level of orders received in fiscal year 2004. On the basis of our  assessment of current  market conditions and backlog, we forecast that our sales (on a comparable basis) would decrease by  approximately 5% in fiscal year 2005 when compared with fiscal year
2004,  reflecting  the lower level of orders  received in fiscal  years 2003 and
2004 mainly in power  equipment  markets.  We aim to reach an  operating  margin between 3.5% and 4% in fiscal year 2005.

Based on the progress to date of our action plan and the positive results of the first half of fiscal year 2005,  we confirm  our  financial  objectives  set for fiscal year 2006 in our Annual Report 2003/04,  notably our objective to reach a
6% operating margin and a positive free cash flow in March 2006.

Our ability to meet these objectives  depends on a number of factors,  including notably the results of our restructuring and cost reduction programmes, recovery in our Power  Turbo-Systems/Environment  Sector,  definitive  resolution  of our
GT24/GT26  gas  turbine  issues,  the  improvement  of  operating  margin in the
Transport  Sector,   the  proper  execution  of  our  large  contracts  and  the progressive growth in our businesses of the more profitable  after-sales service and maintenance.

The foregoing are "forward-looking statements", and as a result they are subject to  uncertainties.  The  success of our  strategy  and action  plan,  our sales, operating margin and financial  position could differ  materially from the goals and  targets  expressed  above if any of the risks we  describe  in our  Interim
Consolidated  Financial  Statements  as at 30  September  2004 and in our Annual
Report for 2003/04 in "Risk Factors", or other unknown risks, materialise.

CHANGE IN BUSINESS COMPOSITION AND PRESENTATION OF OUR ACCOUNTS, NON-GAAP MEASURES

CHANGES IN BUSINESS COMPOSITION

Our results of operations for fiscal year 2004 and the first half of fiscal year
2005 have been significantly impacted by the main disposals described below.

DISPOSAL OF OUR INDUSTRIAL TURBINES BUSINESSES

On 26 April 2003,  we signed  binding  agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines  businesses in two transactions to Siemens AG. On 30 April 2003, we announced the closing of the sale of the small gas turbines business. On 1 August 2003, we announced that we had  completed  the major part of the disposal of the medium gas turbines and industrial  steam turbines  businesses.  All other minor sites of our Industrial
Turbines  businesses  have  since been  transferred  to  Siemens  following  the completion  of legal  procedures  relating  to  competition  laws  and  transfer procedures in certain jurisdictions.

DISPOSAL OF OUR TRANSMISSION & DISTRIBUTION (T&D) ACTIVITIES

On 25 September  2003, we signed a binding  agreement to sell our T&D activities
(our T&D  Sector  excluding  the  Power  Conversion  business)  to  Areva.  This transaction  was closed on 9 January  2004,  except  for some  minor  businesses located in  jurisdictions  where transfer  procedures have been completed in the first half of fiscal year 2005 or are on-going.

COMBINATION OF POWER-TURBO SYSTEMS AND POWER ENVIRONMENT

Following the operational  merger of Power  Turbo-Systems  and Power Environment into  a  single  management  and  organisation,  and  to  reflect  this  in  our disclosure, these two Sectors are now presented as a single one. Historical data have been combined as well to reflect this change.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

From time to time in this  section,  we  disclose  figures,  which are non- GAAP financial  indicators.  Under  the rules of the  United  States  Securities  and
Exchange  Commission ("SEC") and the Autorite des Marches Financiers  ("AMF"), a
non-GAAP  financial  indicator is a numerical  measurement  of our historical or future  financial  performance,  financial  position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly  comparable  measurement  calculated  and presented  in  accordance  with  GAAP  in  our  consolidated  income  statement, consolidated balance sheet or consolidated  statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly  comparable  measurement  so calculated and  presented.  In this regard,  GAAP refers to generally  accepted  accounting principles in France.

FREE CASH FLOW

We  define  free  cash flow to mean net cash  provided  by (used  in)  operating activities  less  capital  expenditures,  net  of  proceeds  from  disposals  of property,  plant and equipment and increase  (decrease) in existing  receivables considered as a source of funding of our activity. Total proceeds from disposals of property,  plant and equipment in our  Consolidated  Statements of Cash Flows include  proceeds from our real estate  disposal  programme  designed  under our strategy and action plan that we  eliminate  from the  calculation  of free cash flow given that this  programme is  non-recurring  and that we consider only the receipt of minor proceeds as part of our normal operations.

Free cash flow  does not  represent  net cash  provided  by (used in)  operating activities,  as  calculated  under French  GAAP.  The most  directly  comparable financial measure to free cash flows calculated and presented in accordance with
French  GAAP is net cash  provided  by (used  in)  operating  activities,  and a reconciliation  of free cash flows and net cash  provided by (used in) operating activities is presented below.

                                                                       ---------------------------------------------------
TOTAL GROUP
ACTUAL FIGURES                                                           First Half        2nd Half         First Half
(IN € MILLION)                                                            SEPT. 03          MAR. 04          SEPT. 04
                                                                       ---------------- ---------------- -----------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                         (731)            (327)             (336)
Elimination of variation in existing receivables                             144              123                82
Capital expenditures                                                        (105)            (149)              (57)
Proceeds from disposals of property, plant and equipment                     166               78                17
Elimination of proceeds from our programme of disposal of real
estate assets                                                               (148)             (58)                 -
                                                                       ---------------- ---------------- -----------------
FREE CASH FLOW                                                              (674)            (333)             (294)
--------------------------------------------------------------------------------------------------------------------------

We use the free cash flow measure both for internal analysis purposes as well as for external  communications,  as we believe it provides more  accurate  insight into the actual amount of cash generated or used by our operations.

CAPITAL EMPLOYED

We  define  capital  employed  to mean net fixed  assets,  plus  current  assets
(excluding  net  amount  of  securitisation  of  existing   receivables),   less
provisions for risks and charges and current liabilities.

Capital employed does not represent  current assets,  as calculated under French
GAAP. The most directly  comparable  financial  measure to capital  employed and presented in accordance with French GAAP is current assets, and a reconciliation of capital employed and current assets is presented below.

--------------------------------------------------------------------------------------------------------------------------
TOTAL GROUP
ACTUAL FIGURES                                                            At 30 Sept.      At 31 Mar.       At 30 Sept.
(IN € MILLION)                                                               2003             2004              2004
                                                                       ---------------- ---------------- -----------------
Current assets                                                              11,031            8,371             8,808
Cash proceeds from sale of trade receivables                                   212               94                12
Current liabilities                                                       (12,173)          (9,742)           (9,850)
Provisions for risks and charges                                           (3,500)          (3,489)           (3,275)
Fixed assets                                                                 8,333            7,326             7,960
                                                                       ---------------- ---------------- -----------------
CAPITAL EMPLOYED                                                             3,903            2,560             3,655
--------------------------------------------------------------------------------------------------------------------------

Capital  employed by Sector and for the Group as a whole are also  presented  in
Note 17 to our Interim Consolidated Financial Statements.

We use the capital employed measure both for internal  analysis purposes as well as for external  communications,  as we believe  they  provide  insight into the amount of financial  resources  employed by a Sector or the Group as a whole and the profitability of a Sector or the Group as a whole in regard to the resources employed.

COMPARABLE BASIS

The figures presented in this section include performance  indicators  presented on an actual  basis and on a  comparable  basis.  Figures  have been  given on a comparable  basis in order to  eliminate  the  impact  of  changes  in  business composition and changes resulting from the translation of our accounts into Euro following  the  variation of foreign  currencies  against the Euro.  All figures provided on a comparable basis are non-GAAP measures. We use figures prepared on a  comparable  basis  both  for our  internal  analysis  and  for  our  external communications, as we believe they provide means by which to analyse and explain variations  from one period to another.  However,  these  figures  provided on a comparable basis are not  measurements of performance  under either French or US
GAAP.

To prepare  figures on a  comparable  basis,  we have  performed  the  following adjustments to the corresponding figures presented on an actual basis:

     o    restatement  of the actual figures for the first and the second halves of fiscal year 2004 using 30 September  2004 exchange  rates for order backlog, orders received, sales and operating income; and

     o    adjustments  due to changes in business  composition  to the same line items for the first and  second  halves  of  fiscal  year  2004.  More particularly  contributions of our Industrial Turbines businesses sold in the first half of fiscal year 2004 and our T&D  activities  sold as of 9 January 2004, have been excluded from the comparable figures.

The following  table sets out the estimated  impact of changes in exchange rates and in business  composition  ("Scope  impact") for all indicators  disclosed in this  document  both on an actual basis and on a comparable  basis for the first and second halves of fiscal year 2004.  No  adjustment  has been made on figures disclosed for the first half of fiscal year 2005.

---------------------------- ---------------------------------------------------------------------------------------------------
                                                                                                              1ST
                                                                                                              HALF
                                                                                                              SEPT.
                                    1ST HALF SEPTEMBER 2003                   2ND HALF MARCH 2004             2004
                             --------------------------------------- --------------------------------------- --------- ---------
                             ACTUAL   Exchange   Scope    COMPARABLE ACTUAL   Exchange  Scope    COMPARABLE  ACTUAL    % VAR
(IN € MILLION)               FIGURES    Rate     Impact    FIGURES   FIGURES    Rate    Impact    FIGURES    FIGURES   H1 / H1
                             -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
Power Turbo-Systems/
Environment                   6,479       (66)        0     6,413      6,448      (13)        0    6,435       6,674         4%
Power Service                 2,860       (85)        0     2,775      3,107      (28)        0    3,079       3,412        23%
Transport                    13,795      (149)        0    13,646     14,321     (141)        0   14,180      14,681         8%
Marine                        1,041         0         0     1,041        817       (0)        0      817          1,624     56%
Power Conversion                564        (3)       (2)      559        495       (4)       (0)     490         536        (4)%
Corporate and other             105        28        83       215         70       (1)      103      172         149       (31%)
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
ORDER BACKLOG - NEW ALSTOM   28,844      (275)       81    24,650     25,258     (187)      103   25,174      27,077        10%
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
T&D                           2,330       (57)     (2,273)      0        110       (7)     (103)       0           0
Industrial Turbines               0         0         0         0          0        0         0        0           0
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
ORDER BACKLOG                27,174      (332)   (2,192)   24,650     25,368     (194)        0   25,174      27,077        10%

Power Turbo-Systems/
Environment                   1,881       (16)        0     1,865      3,226       (3)        0    3,223       2,194        18%
Power Service                 1,368       (40)        0     1,328      1,655        1         0    1,656       1,725        30%
Transport                     1,672       (14)        0     1,658      3,037        4         0    3,041       2,886        74%
Marine                          340         0         0       340         41       (0)        0       41       1,101       223%
Power Conversion                224        (1)       (4)      218        210       (0)        4      215         300        38%
Corporate and other              57         1        56       116        238      (33)       82      286         157        36%
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
ORDERS RECEIVED - NEW
ALSTOM                        5,542       (69)       52     5,525      8,407      (32)       86    8,461       8,362        51%
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
T&D                           1,577       (15)   (1,563)        0        654       61      (715)       0           0
Industrial Turbines             320        (2)     (318)        0          0        0         0        0           0
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
ORDERS RECEIVED               7,439       (86)   (1,828)    5,525      9,061       29      (629)   8,461       8,362        51%

Power Turbo-Systems/
Environment                   2,542       (28)        0     2,514      2,517       21         0    2,538       1,817       (28%)
Power Service                 1,361       (39)        0     1,322      1,386      (12)        0    1,374       1,427         8%
Transport                     2,297        (2)        0     2,295      2,565       (1)        0    2,564       2,485         8%
Marine                          822         0         0       822        175       (0)        0      175         274       (67%)
Power Conversion                226        (3)       (9)      214        273        3         3      279         257        20%
Corporate and other              60        21        46       128        181       27        61      268         142        11%
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
SALES - NEW ALSTOM            7,308       (50)       37     7,296      7,097       39        64    7,197       6,402       (12%)
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
T&D                           1,336       (26)   (1,314)        0        737        9      (742)       0           0
Industrial Turbines             210        (3)     (207)        0          0        0         0        0           0
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
SALES                         8,854       (80)   (1,485)    7,296      7,834       48      (678)   7,197       6,402       (12%)

Power
Turbo-Systems/Environment      (103)       (2)        0      (105)      (150)       4         0     (146)        (64)
Power Service                   196        (5)        0       191        221        8         0      229         232
Transport                       (37)        6         0       (31)       101       (3)        0       98         119
Marine                            4         0         0         4        (23)       0         0      (23)        (34)
Power Conversion                  0         0         1         1         15       (1)        0       14          17
Corporate and other             (26)        0         1       (25)       (33)       0         3      (30)        (37)
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
OPERATING INCOME - NEW           34        (1)       (2)       35        131        8         3      142         233
ALSTOM
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
T&D                              84        (2)      (82)        0         37        1       (38)       0           0
Industrial Turbines              14         3       (17)        0          0        0         0        0           0
---------------------------- -------  --------- --------- ---------- -------- --------- -------- ----------- --------- ---------
OPERATING INCOME                132         0       (97)       35        168        9       (35)     142         233
--------------------------------------------------------------------------------------------------------------------------------

A  significant  part of our sales and  expenditures  are realised and incurred in currencies  other than the Euro.  The principal currencies to which we had  significant  exposures the first half of fiscal year 2005 were the US Dollar,  British  Pound,  Swiss
Franc,  Mexican Peso and Brazilian Real. Our orders received and sales have been impacted by the translation of our accounts into
Euros resulting from changes in value of the Euro against other  currencies in the first half of fiscal year 2005. The impact was a decrease of approximately 1% of the orders received and the sales compared with the first half of fiscal year 2004 and a slight increase compared with the second half of fiscal year 2004.

KEY  GEOGRAPHICAL  FIGURES FOR THE FIRST AND SECOND  HALVES OF FISCAL YEAR 2004,
AND FOR THE FIRST HALF OF FISCAL YEAR 2005

GEOGRAPHICAL ANALYSIS OF ORDERS

The table below sets out, on an actual basis, the geographic breakdown of orders received by region of destination.

---------------------------------------------------------------------------------------------------------------------
TOTAL GROUP
ACTUAL FIGURES                      First Half         %          2nd Half         %         First Half         %
(IN € MILLION)                      SEPT. 03       contrib.       MAR. 04      contrib.       SEPT. 04      contrib.
                                   -------------  ----------   -------------  ----------   -------------   ----------
Europe                                 3,819          51%           4,433         49%          5,075           61%
North America                          1,034          14%           1,045         12%          1,156           14%
South and Central America                314           4%             390          4%            256            3%
Asia / Pacific                         1,193          16%           1,870         21%          1,572           19%
Middle East / Africa                   1,079          15%           1,323         15%            304            4%

ORDERS RECEIVED BY DESTINATION         7,439         100%           9,061        100%          8,362          100%
---------------------------------------------------------------------------------------------------------------------

Europe remained the largest market in terms of orders received, representing 61%
of the total  compared to 51% in the first half of fiscal year 2004,  mainly due to orders  received by Transport  and Marine.  The increase in North America was
mainly    due    to   the    increase    in    orders    received    by    Power
Turbo-Systems/Environment,  which were exceptionally low last year.  Activity in
South  and  Central  America  remained  slow.  The  contribution  of the  Middle
East/Africa  region decreased from 15% in first half of fiscal year 2004 down to
4% in first  half of fiscal  year 2005,  notably  as a result of the  absence of major  turnkey  orders in the region  this year  whereas  last year we  recorded orders for gas power  plants in Algeria,  a steam power plant in Saudi Arabia as well as a hydro power plant in Sudan.

GEOGRAPHICAL ANALYSIS OF SALES BY REGION OF DESTINATION

The table below sets out, on an actual basis, the geographic  breakdown of sales by region of destination.

---------------------------------------------------------------------------------------------------------------------
TOTAL GROUP
ACTUAL FIGURES                      First Half         %          2nd Half         %         First Half         %
(IN € MILLION)                      SEPT. 03       contrib.       MAR. 04      contrib.       SEPT. 04      contrib.
                                   -------------  ----------   -------------  ----------   -------------   ----------
Europe                                 4,160          47%           3,842         49%          3,393           53%
North America                          1,662          19%           1,339         17%            933           15%
South and Central America                489           6%             368          5%            301            5%
Asia / Pacific                         1,875          21%           1,526         18%          1,159           18%
Middle East / Africa                     668           8%             759         10%            616           10%

SALES BY DESTINATION                   8,854         100%           7,834        100%          6,402          100%
---------------------------------------------------------------------------------------------------------------------

Although the level of sales in Europe decreased in actual terms,  Europe's share of total sales  increased  from 47% in the first half of fiscal year 2004 to 53%
in first half of fiscal year 2005. This is the result of the scope variation and a stronger  decrease in sales in Americas and  Asia/Pacific.  North  America and
Asia/Pacific  decreased  mainly  as a  result  of low  level  of  sales in Power
Turbo-Systems/Environment.

GEOGRAPHICAL ANALYSIS OF SALES BY REGION OF ORIGIN

The table below sets out, on an actual  basis,  the  geographical  breakdown  of sales by region of origin.

---------------------------------------------------------------------------------------------------------------------
TOTAL GROUP
ACTUAL FIGURES                      First Half         %          2nd Half         %         First Half         %
(IN € MILLION)                      SEPT. 03       contrib.       MAR. 04      contrib.       SEPT. 04      contrib.
                                   -------------  ----------   -------------  ----------   -------------   ----------

Europe                                 6,521          74%           5,683         73%          4,718           74%
North America                          1,332          15%           1,187         15%            874           14%
South and Central America                229           3%             186          2%            170            3%
Asia / Pacific                           703           8%             713          9%            604            9%
Middle East / Africa                      69           1%              65          1%             36            1%

SALES BY ORIGIN                        8,854         100%           7,834        100%          6,402          100%
---------------------------------------------------------------------------------------------------------------------

Europe's  share of total  sales is  stable at 74% in first  half of fiscal  year
2005.  North America  decreased  mainly as a result of the low level of sales in power  generation,  reflecting the evolution of this market and lower deliveries in Transport.

POWER TURBO-SYSTEMS / ENVIRONMENT

POWER  TURBO-SYSTEMS AND POWER  ENVIRONMENT  SECTORS NUMBERS ARE NOW COMBINED TO
REFLECT THE MANAGEMENT ORGANISATION.

The following  table sets out certain key  financial and operating  data for the
Power Turbo-Systems/Environment Sector :

-----------------------------------------------------------------------------------------------------------------------
POWER TURBO-SYSTEMS / ENVIRONMENT                                                           % Variation     % Variation
ACTUAL FIGURES                                 First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                     6,479          6,448          6,674            3%              4%
Orders received                                   1,881          3,226          2,194           17%            (32%)
Sales                                             2,542          2,517          1,817          (29%)           (28%)
Operating income                                  (103)          (150)           (64)
Operating margin                                 (4.1%)         (6.0%)         (3.5%)
EBIT                                              (248)          (393)          (129)
Capital employed                                  (616)          (499)          (479)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
POWER TURBO-SYSTEMS / ENVIRONMENT                                                           % Variation     % Variation
COMPARABLE FIGURES                             First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                     6,413          6,435          6,674            4%              4%
Orders received                                   1,865          3,223          2,194           18%            (32%)
Sales                                             2,514          2,538          1,817          (28%)           (28%)
Operating income                                  (105)          (146)           (64)
Operating margin                                 (4.2%)         (5.8%)         (3.5%)
-----------------------------------------------------------------------------------------------------------------------

ORDERS RECEIVED

The global  power  generation  market  during the first half of fiscal year 2005 remained  overall  low in Europe and  Americas,  while Asia was marked by a huge demand in China and a recovery in other major countries. America, especially the over-equipped  US market,  showed  limited  activity.  Europe  remains  globally stable. In the Asia/Pacific  region,  the market has shown a surge in demand led by China,  with  South East Asia also much more  active in new power  generation projects.

The  regional  switch  from North  America to Asia,  particularly  China,  gives increasing  importance  to  coal-based  Steam and Hydro  compared to Gas Turbine
Plants.  Increasing price volatility for fuel and electricity increases the need for diversity and  flexibility of power  generation  products and  technologies.
Environmental  policies are increasingly driving market requirements,  favouring our  environmental  control  solutions and equipment mainly in North America and
Europe.

On an actual basis,  orders  received by the Sector for the first half of fiscal year 2005 were 17% higher  than in the first  half of fiscal  year 2004 (+18% on comparable basis).  The main improvements  compared with the same period of last year are in the Hydro  and  Environmental  Control  System  businesses,  whereas orders received in our turnkey activities have decreased.

By region,  orders received in the first half of fiscal year 2005 have decreased in  Europe  compared  with the first  half of  fiscal  year  2004.  Orders  have increased  in the  Americas,  despite a  continuous  low market,  with the South
America market being particularly  depressed. We had numerous successes in North
America  in large  Boiler,  Environmental  Control & HRSG (Heat  Recovery  Steam
Generators) orders. Orders have increased  significantly in Asia, which provided
34% of our orders  received in the first half of fiscal year 2005,  of which the major part comes from China (Hydro activity mainly) and from India mainly coming from one turnkey order. Orders decreased in the Middle East and Africa after the high booking of last year.

SALES

In the first half of fiscal year 2005, sales in Power  Turbo-Systems/Environment
Sector  were 29% lower than in the first  half of fiscal  year 2004 on an actual basis  (28%  lower on a  comparable  basis).  This is due to the lower  level of orders last year and the close out during  last  fiscal  year of several  orders from the "US bubble".

By  geographical  zone,  compared with the first half of fiscal year 2004 and in line with the orders  profile from fiscal year 2004,  the Americas  decreased by
47%,  Europe  decreased  by 28%,  Asia/Pacific  decreased  by 46%,  while Middle
East/Africa increased by 66%.

OPERATING INCOME AND OPERATING MARGIN

Power Turbo-Systems/Environment Sector operating income was €(64) million in the first half of fiscal year 2005,  compared with €(103)  million in the first half and €(150)  million in the second  half of fiscal  year 2004.  This  improvement reflected more stable results on projects this fiscal year, but remains negative mainly  due to the impact of low sales on the cost base,  which is  affected  by under-absorption of fixed charges in spite of the current restructuring plans.

POWER SERVICE

The following  table sets forth some key  financial  and operating  data for the
Power Service Sector:

-----------------------------------------------------------------------------------------------------------------------
POWER SERVICE                                                                              % Variation     % Variation
ACTUAL FIGURES                                 First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                     2,860          3,107          3,412           19%             10%
Orders received                                   1,368          1,655          1,725           26%              4%
Sales                                             1,361          1,386          1,427            5%              3%
Operating income                                    196            221            232
Operating margin                                  14.4%          15.9%          16.3%
EBIT                                                123            104            180
Capital employed                                  2,295          1,921          1,835
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
POWER SERVICE                                                                              % Variation     % Variation
COMPARABLE FIGURES                             First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                     2,775          3,079          3,412           23%             11%
Orders received                                   1,328          1,656          1,725           30%              4%
Sales                                             1,322          1,374          1,427            8%              4%
Operating income                                    191            229            232
Operating margin                                  14.4%          16.7%          16.3%
-----------------------------------------------------------------------------------------------------------------------

ORDERS RECEIVED

The power  service  market  confirmed  in the first half of fiscal year 2005 its positive  trends.  We are well  positioned in a market  growing with the need of environmental  compliance,  plant modernisation,  coping with higher fuel prices and life-time extension of some plants. In the energy deregulation  environment, we offer more and more full-service packages and innovative solutions to private financial investors who are solely cost driven.

On an actual basis,  orders  received for the first half of fiscal year 2005 are
26%  higher  than the first  half of fiscal  year 2004 (and 30% on a  comparable basis).  This  high  level  of  orders  is  mainly  due  to O&M  (Operation  and
Maintenance) contracts,  the duration of which is generally over ten years; thus the  translation  of the first half  year's high level of orders  received  into sales will be spread over relatively long periods.

By geographical  zone, most  significant  growth compared with the first half of last fiscal year was seen in the  Asia-Pacific  area supported by several medium sized orders  awarded in  Malaysia,  Australia  and New Zealand.  Volumes in the
European  market  have also been  developing  very  positively  this year with a number of smaller to medium sized orders booked. The Middle East region remained strong with good volumes in Iran and several  other  countries in the area.  The
Americas  overall were  slightly  down from last year caused  mainly by a slower market in South and Central America.  North America held up well due to improved volumes in Gas Turbine and  Generator  parts and Long Term  Service  Agreements, partly offset by a slow-down in environment related service.

SALES

Sales  booked by Power  Service  in the first  half of fiscal  year 2005  showed steady  growth,  with an increase on a comparable  basis of 8% compared with the first half of fiscal year 2004. The greatest improvement over last year was seen in Europe,  where Power Service  registered an increase in sales of 16% overall, with strong volumes in Western Europe. Sales in Eastern Europe showed a positive trend in the first half of fiscal  year  2005.  Asia has been  strongly  growing compared with the same period of last year.  Americas  overall  showed  volumes, which  were  stable  compared  with last year  with a  moderate  growth in North
America offset by a reduction in Central and South America caused by a low order intake in the second half of last fiscal year.

OPERATING INCOME AND OPERATING MARGIN

Power  Service  operating  income  reached €232 million or 16.3% of sales in the first half of fiscal year 2005  compared  with €196 million or 14.4% of sales in the first half of fiscal  year 2004.  This good  achievement  was due notably to strong spare parts sales as well as positive  evolution of several Operation and
Maintenance contracts.

TRANSPORT

The  following  table sets out some key  financial  and  operating  data for the
Transport Sector:

-----------------------------------------------------------------------------------------------------------------------
TRANSPORT                                                                                  % Variation     % Variation
ACTUAL FIGURES                                 First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                    13,795         14,321         14,681            6%              3%
Orders received                                   1,672          3,037          2,886           73%             (5%)
Sales                                             2,297          2,565          2,485            8%             (3%)
Operating income                                   (37)            101            119
Operating margin                                 (1.6%)           3.9%           4.8%
EBIT                                              (150)           (39)             87
Capital Employed                                    467            360            338
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TRANSPORT                                                                                  % Variation     % Variation
COMPARABLE FIGURES                             First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                    13,646         14,180         14,681            8%              4%
Orders received                                   1,658          3,041          2,886           74%             (5%)
Sales                                             2,295          2,564          2,485            8%             (3%)
Operating income                                   (31)             98            119
Operating margin                                 (1.4%)           3.8%           4.8%
-----------------------------------------------------------------------------------------------------------------------

ORDERS RECEIVED

Following a decline in fiscal year 2004 caused, primarily, by an almost complete lack of new projects in North  America,  the completion of a major rolling stock purchasing round in the UK and significant budgetary constraints in Germany, the market in fiscal year 2005 is showing  positive  prospects.  Southern  Europe is strong,  in  particular  in Spain as the country  continues the expansion of its high speed  network and enhances  several of its metro  systems and in Italy for rolling stock and railway  infrastructure.  Outside Europe, the highly promising market of China is rapidly  awakening and has led to a number of recent contract announcements for ALSTOM (to be booked in the coming months).

From a product  standpoint,  the tramway  market remains active and we have been awarded  contracts for trams for Tenerife,  Nice,  Strasbourg,  Montpellier  and
Madrid.

Orders  received by Transport in the first half of fiscal year 2005  amounted to
€2,886  million,  an increase of 73% compared with the first half of fiscal year
2004.  This  large  increase  is due both to a very high  level of orders in the first half of this year and to a very low level  registered  last  year.  Europe continued to represent the dominant share of the orders received.

SALES

Sales in  Transport  increased  by 8% in the  first  half of  fiscal  year  2005 compared  with the first  half of fiscal  year  2004 on an  actual  basis.  This increase was mainly seen in Europe, representing 73% of sales, with Italy, Spain and Germanyand being the three main contributors to this growth.

OPERATING INCOME AND OPERATING MARGIN

The  operating  income  of  Transport  for the first  half of  fiscal  year 2005 amounted to €119  million,  4.8% of sales,  compared  with €(37)  million in the first half of fiscal year 2004.  This strong increase was due to a stabilisation of our  project  execution  while  last  year was  impacted  by major  losses in relation to our US Transport business.

MARINE

The  following  table sets out some key  financial  and  operating  data for our
Marine Sector:

-----------------------------------------------------------------------------------------------------------------------
MARINE                                                                                     % Variation     % Variation
ACTUAL FIGURES                                 First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                     1,041            817          1,624           56%             99%
Orders received                                     340             41          1,101          224%            n/a
Sales                                               822            175            274          (67%)            57%
Operating income                                      4           (23)           (34)
Operating margin                                   0.5%        (13.1%)        (12.4%)
EBIT                                                (2)           (38)           (38)
Capital employed                                  (593)          (580)            111
--------------------------------------------- -------------- -------------- -------------- --------------- ---------------

-----------------------------------------------------------------------------------------------------------------------
MARINE                                                                                     % Variation     % Variation
COMPARABLE FIGURES                             First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                     1,041            817          1,624           56%             99%
Orders received                                     340             41          1,101          224%            n/a
Sales                                               822            175            274          (67%)            57%
Operating income                                      4           (23)           (34)
Operating margin                                   0.5%        (13.1%)        (12.4%)
-----------------------------------------------------------------------------------------------------------------------

ORDERS RECEIVED

Marine's main market,  cruise ship  construction,  has commenced a recovery with eleven  market  orders for  passenger  ships  ordered  over the first  months of calendar year 2004, after only five during calendar year 2003, three in calendar year 2002, and only one in calendar year 2001.

In August 2004,  Mediterranean  Shipping Company placed an order with Marine for two 1,275 cabin cruise ships and the contract came into force in September  2004 after the customer successfully concluded its financing arrangements.

Orders received during the first half of fiscal year 2005 reached €1,101 million comprising  the two  cruise  ships for MSC,  a 153,000  m3 LNG  tanker  for NYK, sister-ship of the tanker ordered in fiscal year 2004 by Gaz de France.

SALES

Sales at €274  million in the first half of fiscal year 2005 were 67% lower than in the first  half of last year due to the low level of orders  obtained  in the three previous  years.  Marine  delivered in May 2004 the cruise-ship MSC OPERA, and in July 2004 the fore portion of BPC MISTRAL, the first of two naval assault ships built for the French Navy in association with DCN.

OPERATING INCOME AND OPERATING MARGIN

Operating  income was  negative  in the first half of fiscal  year 2005 by €(34)
million.  Adjustment of our capacity is currently being  implemented but the low level  of  activity  has  generated  over  the  first  half of the  fiscal  year significant under-absorption of charges.

CAPITAL EMPLOYED

The variation of Marine  capital  employed in the first half of fiscal year 2005 is  mainly  due to  the  effect  of the  consolidation  of our  Special  Purpose
Entities.

POWER CONVERSION

The following table sets out some key financial and operating data for our Power
Conversion Business:

-----------------------------------------------------------------------------------------------------------------------
POWER CONVERSION                                                                           % Variation     % Variation
ACTUAL FIGURES                                 First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                       564            495            536           (5%)             8%
Orders received                                     224            210            300           34%             42%
Sales                                               226            273            257           14%             (6%)
Operating income                                      0             15             17
Operating margin                                   0.0%           5.5%           6.6%
EBIT                                               (12)            (7)             11
Capital Employed                                     69             25             16
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
POWER CONVERSION                                                                           % Variation     % Variation
COMPARABLE FIGURES                             First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                       559            490            536           (4%)             9%
Orders received                                     218            215            300           38%             39%
Sales                                               214            279            257           20%             (8%)
Operating income                                      1             14             17
Operating margin                                   0.5%           5.0%           6.6%
-----------------------------------------------------------------------------------------------------------------------

ORDERS RECEIVED

On an  actual  basis,  orders  received  in the first  half of fiscal  year 2005 increased by 34% compared with the first half of fiscal year 2004. This increase came mainly from the UK with the booking of one major order for the Royal Navy.

SALES

On an actual basis, sales in the first half of fiscal year 2005 increased by 14%
compared  with the first half of fiscal year 2004 and  decreased  by 6% compared with the second half of fiscal  year 2004 as a  consequence  of orders  received trend in the second half of fiscal  year 2004 and the level of order  backlog at the end of fiscal year 2004.

OPERATING INCOME AND OPERATING MARGIN

The  operating  income of the first half of fiscal  year 2005 has shown a strong improvement  compared  with the first  half of fiscal  year 2004 due to  actions across businesses to improve performance.

CORPORATE AND OTHER

 "Corporate and Other"  comprises all units  accounting for Corporate costs, the
International  Network and the overseas entities in Australia,  New Zealand, and
India which are not reported by Sectors.

The  following  table sets out some key  financial  and  operating  data for our
Corporate and Other organisation:

-----------------------------------------------------------------------------------------------------------------------
CORPORATE AND OTHER                                                                        % Variation     % Variation
ACTUAL FIGURES                                 First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
Order backlog                                       105             70            149           42%            114%
Orders received                                      57            238            157          176%            (34%)
Sales                                                60            181            142          137%            (22%)
Operating income                                   (26)           (33)           (37)
EBIT                                               (32)          (220)           (84)
Capital Employed                                  1,342          1,333          1,836
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME

Operating  income  was  €(37)  million  in the first  half of  fiscal  year 2005 compared with €(26) million in the first half of fiscal year 2004.

CAPITAL EMPLOYED

Capital  employed for Corporate was high at €1,836 million because the main part of other fixed  assets not  specific  to a Sector is  allocated  to  Corporate's capital  employed as they are  managed by  Corporate;  they  mainly  include the impact of the cash  collateral  for €700  million on the  bonding  facility  and prepaid assets - pensions.

FINANCIAL STATEMENTS

INCOME STATEMENT

The  following  table sets out, on a  consolidated  basis,  the  elements of our operating  income both on an actual and on a comparable basis for the Group as a whole:

-----------------------------------------------------------------------------------------------------------------------
TOTAL GROUP                                                                                % Variation     % Variation
ACTUAL FIGURES                                 First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
SALES                                             8,854          7,834          6,402          (28%)           (18%)
Cost of sales                                   (7,577)        (6,727)        (5,408)          (29%)           (20%)
Selling expenses                                  (435)          (350)          (271)          (38%)           (23%)
R & D expenses                                    (239)          (234)          (166)          (31%)           (29%)
Administrative expenses                           (471)          (355)          (324)          (31%)            (9%)
                                               ----------     ----------     ----------
OPERATING INCOME                                    132            168            233
OPERATING MARGIN                                   1.5%           2.1%           3.6%
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL GROUP                                                                                % Variation     % Variation
COMPARABLE FIGURES                             First Half      2nd Half      First Half      Sept. 04/       Sept. 04/
(IN € MILLION)                                  SEPT. 03        MAR. 04       SEPT. 04        Sept. 03        March 04
                                               ----------     ----------     ----------      ---------       ----------
SALES                                             7,296          7,197          6,402          (12%)           (11%)
OPERATING INCOME                                     35            142            233
OPERATING MARGIN                                   0.5%           2.0%           3.6%
-----------------------------------------------------------------------------------------------------------------------
SALES

Sales were €6,402  million in the first half of the fiscal  year 2005,  compared with €8,854 million in the first half of the fiscal year 2004, a decrease by 28%
on an actual  basis.  This decrease was due  principally  to the disposal of our
Industrial Turbines businesses and T&D activities, as well as to lower levels of orders in the  second  half of fiscal  year 2003 and in the first half of fiscal year 2004 generating lower sales in Marine and Power  Turbo-Systems/Environment.
Sales  in  other  Sectors  increased  on  actual  and  comparable  bases.  As  a consequence, overall on a comparable basis, sales decreased by 12%.

On an actual  basis,  percentage  of services in sales  increased  to 29% in the first  half of the  fiscal  year  2005,  compared  with 25% in the first half of fiscal year 2004 and 21% in second  half of fiscal  year 2004,  due to change in our  scope of  activities  and the  decrease  of the  contribution  of our power equipment  activity in our total  sales  following a decrease in orders over the past years.

No single  customer  represented  more than 10% of our sales in any of the three periods discussed.

SELLING AND ADMINISTRATIVE EXPENSES

Selling  and  administrative  expenses  were €595  million  in the first half of fiscal year 2005 compared with €906 million in the first half of last year,  the decrease  being due  principally  to the  disposal  of our  Industrial  Turbines businesses  and our T&D  activities  as well as to a  reduction  of  costs  on a comparable  basis following the  reorganisation  of the Group and  restructuring plans.

RESEARCH AND DEVELOPMENT EXPENSES

Research and Development  expenses were €166 million in the first half of fiscal year 2005  compared  to €239  million in first half of fiscal year 2004 and €234 million in the second half, the decrease  being due  principally to the disposal of our Industrial  Turbines businesses and our T&D activities and to a reduction of  expenses in  connection  with the  GT24/GT26  gas  turbines as the  recovery programme nears conclusion.

OPERATING INCOME (LOSS) AND OPERATING MARGIN

Operating  income is measured  before  restructuring  costs,  goodwill and other intangible assets amortisation, and other items including foreign exchange gains and  losses,  gains and losses on sales of assets,  pension  costs and  employee profit sharing and before taxes, interest income and expenses.  Operating margin is calculated by dividing the operating income by total annual sales.

On an actual basis,  operating income and operating margin were €233 million and
3.6%  respectively  in the first half of fiscal  year  2005,  as  compared  with operating  income of €132 million and operating  margin of 1.5% in first half of fiscal year 2004. On a comparable  basis,  mainly when  excluding the favourable effect of T&D last year before its disposal to Areva,  this operating  income at
€233  million  in  the  first  half  of  fiscal  year  2005  showed  significant improvements  compared with €35 million and €142 million in the first and second halves of fiscal year 2004 respectively.  This increase despite a lower level of sales is notably due to a  stabilisation  in the  execution of our  contracts as compared to the first and second halves of last year when we recorded unexpected charges related to contract execution.

EARNINGS BEFORE INTEREST AND TAX (EBIT)

EBIT was €27 million in the first half of fiscal year 2005, compared with €(296)
million in the first half of fiscal  year 2004 and €(575)  million in the second half of fiscal year 2004.

The improvement in EBIT in the first half of fiscal year 2005 was mainly due to:

     o    the improvement of our operating income;

     o    restructuring  costs  amounting to €(69)  million in the first half of fiscal year 2005,  compared  with €(276)  million in the first half of fiscal year 2004 and with €(379)  million in the second half of fiscal year 2004. The relatively low level recorded in the first half of this year is due to  exceptional  levels booked at the end of last year and phasing of amounts  that we will  record in the second  half of fiscal year 2005 ;

     o    pension  costs at €(84) million in the first half of fiscal year 2005, compared  with  €(138)  million in the first half fiscal year 2004 and
          €(125)  million in the second half of fiscal year 2004.  This decrease was primarily due to scope  variation and to reduced  service costs as workforce and activity reduced.

FINANCIAL EXPENSES, NET

The improvement of our net financial expenses,  €(185) million in the first half of fiscal year 2005  compared  with  €(220)  million in the first half of fiscal year 2004 and €(240)  million in the second half of fiscal year 2004, was due to the decrease in net interest expenses (as a consequence of the implementation of the 2004  refinancing  package),  and to a lower amount of fees recorded on this year financing arrangements.

INCOME TAX

Income tax charges were €(40)  million for the first half of fiscal year 2005 as we  recognised  deferred  tax charge of €(38)  million and a current  income tax charge of €(2)  million.  The deferred tax charge  reflects the  writing-off  of deferred tax assets where  recoverability is no longer considered  probable.  In the first half of fiscal year 2004,  the income tax credit was €29 million,  and in the second half of fiscal year 2004, the income tax charge was €(280) million following significant increase in deferred tax assets valuation allowance.

GOODWILL AMORTISATION

Goodwill  amortisation  amounted  to €(114)  million in the first half of fiscal year 2005 compared with €(135) million in the first half of fiscal year 2004 and
€(121)  million in the second half of fiscal year 2004.  The decrease was due to the  disposal of our T&D  activities  and, to a lesser  extent,  our  Industrial
Turbine businesses.

At 31 March 2004, we requested an independent  third party evaluation as part of our  annual  impairment  tests of  goodwill  and other  intangible  assets.  The valuation  supported our opinion that our goodwill and other  intangible  assets were not impaired.  We consider that no triggering event has occurred that would lead to impairment testing at 30 September 2004.

NET INCOME (LOSS)

Net losses in the first half of fiscal  year 2005  amounted  to €(315)  million, compared with a net loss of €(624) million in the first half of fiscal year 2004 and a net loss of €(1,212) million in the second half of fiscal year 2004.

BALANCE SHEET

SPECIAL PURPOSE ENTITIES

Following a new  accounting  pronouncement  effective  1st April  2004,  we have consolidated  several  Special  Purpose  Entities  with  an  effect  notably  of increasing our financial debt by €827 million and increasing our Property, plant and equipment by €693 million and  Inventories and contracts in progress by €110 million as of 1st April 2004. See Note 2 to our Interim Consolidated Statements.

During the first half of fiscal  year  2004,  we have sold one of these  Special
Purpose  Entities in the Transport  Sector.  This disposal has decreased our net debt by €243 million.

GOODWILL, NET

Net Goodwill decreased to €3,309 million at 30 September 2004 compared to €3,424 million at 31 March 2004 due to amortisation.

WORKING CAPITAL

Working  capital  (defined  as  current  assets  less  current  liabilities  and provisions  for risks and  charges) at 30 September  2004 was  €(4,317)  million compared with €(4,860)  million as reported at 31 March 2004 or €(4,610) million as amended at 1 April 2004 to account for the impact of the consolidation of our special purpose entities.

This variation reflected primarily :

     o    changes in the scope of our activities ;

     o    an increase  in  inventories  and  contracts  in  progress  due to the increase in activity following the increase in orders received and the consolidation  for €110 million of one ship held for resale  triggered by the consolidation of our SPE ;

     o    a decrease in trade payables partly offset by the significant increase in  customers'  deposits  and  advances.  See  Note 11 to our  Interim
          Consolidated Financial Statements for more details.

CUSTOMER DEPOSITS AND ADVANCES

We record  customer  deposits and advances on our balance  sheet upon receipt as gross customer deposits and advances.  The gross amounts were €8,932 million and
€8,722  million  at 30  September  2004 and 31 March 2004  respectively.  At the balance  sheet date, we apply these  deposits  first to reduce any related gross accounts receivable and then to reduce any inventories and contracts in progress relating  to the project  for which we  received  the  deposit or  advance.  Any remaining deposit or advance is recorded as "Customer  deposits and advances" on our balance  sheet.  As of 30  September  2004,  our net  customer  deposits and advances were €3,254 million, compared with €2,714 million as of 31 March 2004.

The impact on our cash flow of the change in customer' deposits and advances was positive  by €556  million in the first half of fiscal  year 2005  compared to a negative €221 million in the first half of fiscal year 2004 and after a positive
€220  million in the second half of fiscal year 2004.  This is due to the strong increase in our backlog in the first half of fiscal year 2005.

DEFERRED TAX ASSETS, NET

Deferred tax assets net amounted to €1,510 million at 30 September 2004 compared with €1,531 million at 31 March 2004.

At 31 March 2004,  we  reviewed  by  jurisdiction  the  recoverability  of these deferred tax assets on the basis of the  extrapolation  of our business plan. We consider  that as at 30  September  2004 the basis on which we  concluded on the recoverability in March 2004 remains unchanged.

PENSIONS

Under French and US GAAPs, we are now reviewing accounting for the Swiss pension schemes from defined contribution to defined benefits accounting.  The impact is an  increase  on  projected  benefits  by €515  million and on the fair value of assets by €515 million.

PROVISIONS FOR RISKS AND CHARGES

At 30 September 2004,  provisions for risks and charges  totalled €3,275 million compared with €3,489 million at 31 March 2004.

This net decrease was accounted for mainly by the following :

     o    a  decrease  in  provisions  on  contracts  for €125  million,  mainly resulting from application of the GT24/GT26 gas turbine provisions;
     o    a  decrease  in  restructuring  provisions  of  €58  million  due to a relative low level of addition to provisions  during the first half of fiscal year 2005.

SHAREHOLDERS' EQUITY

Shareholders' equity at 30 September 2004 was €1,695 million,  compared with €29 million at 31 March 2004. This increase was mainly due to the capital  increases described here above for a total amount of €1,749 million,  to the reimbursement into  shares of the  TSDDRA  subscribed  by the French  State for €300  million, reduced by the net loss for the period of €(315) million.

As at 30 September 2004,  €139 million of bonds  mandatorily  reimbursable  with shares  (ORA),  out of the  €901  million  initially  issued,  have not yet been converted into capital.

SECURITISATION OF EXISTING RECEIVABLES

We sold selected  existing trade receivables to a third party on an irrevocable, without  recourse basis. The net cash proceeds from  securitisation  of existing trade  receivables  at 30 September  2004 reduced  significantly  to €12 million compared with €94 million at 31 March 2004.

SECURITISATION OF FUTURE RECEIVABLES

The total  securitisation  of future  receivables  at 30 September 2004 was €100 million  compared with €265 million at 31 March 2004. The decrease in first half of fiscal  year 2005  compared  with  fiscal  year  2004 was  mainly  due to the delivery of TGV duplex and  regional  trains for SNCF by our  Transport  Sector.
During  the  first  half of fiscal  year  2005,  we did not  enter  into any new securitisation of future receivables.

FINANCIAL DEBT

Our financial debt was €3,998 million at 30 September 2004, compared with €4,372 million  at 31  March  2004  and  €5,199  million  at 1 April  2004.  Out of the components  of our  financial  debt,  borrowings  decreased  by €767 million and securitisation  of future  receivables  decreased by €165  million,  while other facilities increased by €558 million due to the consolidation of Special Purpose
Entities net of the disposal  during the period of one of these  entities in the
Transport Sector.

At 30 September 2004, our covenants have been respected :

     o    our consolidated net worth, as defined in our covenant agreement,  was
          €1,933 million  (contractually defined as the sum of €1,695 million of shareholders' equity, €69 million of minority interests,  €139 million of bonds reimbursable with shares, €30 million of additional  deferred tax valuation  allowance in the first half of fiscal year 2005), which exceeds  the  €1,000  million  covenant;
     o    our total debt was €3,452 million (contractually defined as the sum of
          € 3,998  million  our  financial  debt,  €12  million of sale of trade receivables, minus €558 million as the net impact of the consolidation of our SPE to neutralise the effect of a new accounting pronouncement.
          See Note 1((4) in our Interim Consolidated Statements), which is below the €4,329 million covenant.

NET DEBT

We define net debt as financial debt less short-term investments,  cash and cash equivalents.

Net debt was €2,408 million at 30 September 2004 compared with €2,906 million at
31 March 2004 and €3,733  million at 1 April 2004  amended to take into  account the €827 million impact of the  consolidation of the SPE. Our net debt decreased due to the capital increase (net of the cash collateral on the bonding programme accounted  for in other  fixed  assets),  the  reimbursement  into shares of the
TSDDRA and proceeds of the  disposal of  investments  partly  offset by net cash used in operating  activities.  The net impact of the  consolidation  of Special
Purpose Entities amounted to €558 million at 30 September 2004.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED STATEMENT OF CASH FLOWS

The  following  table sets out  selected  figures  concerning  our  consolidated statement of cash flows:

--------------------------------------------------------------------------------------------------------------------------
TOTAL GROUP
ACTUAL FIGURES                                                          First Half         2nd Half         First Half
(IN € MILLION)                                                           SEPT. 03          MAR. 04           SEPT. 04
-----------------------------------------------------                 ---------------- ----------------- -----------------
Net income after elimination of non cash items                              (406)            (647)               20
Change in net working capital                                               (325)             320              (356)
                                                                      ---------------- ----------------- -----------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                         (731)            (327)             (336)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          975              586              (263)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           (2)           1,175             1,979
                                                                      ---------------- ----------------- -----------------
                                                                             242            1,434             1,380
Net effect of exchange rate                                                   15              (22)               (7)
Net effect o(pound) new accounting pronouncement                               -                -              (827)
Other changes and reclassifications                                           (3)             (11)              (48)
                                                                      ---------------- ----------------- -----------------
DECREASE (INCREASE) IN NET DEBT                                              254            1,401               498
--------------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

Net cash  provided by  operating  activities  is defined as the net income after elimination of non-cash items plus working capital movements.  Net cash provided by (used in) operating activities was €(336) million in the first half of fiscal year 2005  compared to €(731)  million in the first half of fiscal year 2004 and
€(327) million in the second half of fiscal year 2004.

Net income after elimination of non-cash items was €20 million in the first half of fiscal year 2005.  This amount  represented  the cash generated by net income before working capital  movements.  As provisions are included in the definition of our working  capital,  provisions are not part of the elimination of non-cash items.

Change in net working  capital was €(356)  million.  The principal  movements in working capital were :

     o    a   decrease   of  €(82)   million   in  sale  of  trade   receivables
          (securitisation of existing receivables);
     o    a decrease of €(103) million in contract-related provisions mainly due to the application of GT24/GT26 provisions;
     o    an  increase  of  €556  million  in  customer  deposits  and  advances following a continuing  rebound in orders  received and the  resulting increase of our backlog; and
     o    a decrease of €(376)  million in trade payables and other payables and a decrease of €(231) million in inventories  and contracts in progress following the significant decrease in sales.

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

Net cash used in investing  activities  was €(263)  million in the first half of fiscal year 2005. This amount comprised:

     o    proceeds  of  €17  million  from  disposals  of  property,  plant  and equipment;
     o    capital expenditures of €(57) million;
     o    variation  in other fixed assets of €(563)  million  mainly due to the cash  collateral  of €700  million as a first loss for our new bonding programme  put into place during the summer 2004;  and o proceeds from the sale of investments, net of net cash sold for €340 million.

The cash proceeds  from the sale of  investment  comprised the net debt sold for
€243 million as part the disposal of one Special Purpose Entity in the Transport
Sector that we have  consolidated  in our  financial  debt with effect as at 1st
April 2004.  The cash  proceeds  from the sale of  investment  also included the release of escrowed funds from the sale of our Industrial Turbine businesses and our T&D  activities  for €56 million and €41 million from the completion of sale of minor entities of these businesses.

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

Net cash provided by financing  activities in first half of fiscal year 2005 was
€1,979  million,  including  a capital  increase  for  €1,749  million,  and the reimbursement into shares of the TSDDRA for €300 million.

NET EFFECT OF NEW ACCOUNTING PRONOUNCEMENT

As  discussed  above  and  in  Note  2 to  our  Interim  Consolidated  Financial
Statements,  following a new accounting  pronouncement effective 1st April 2004, we  have  consolidated  several  Special  Purpose  Entities  with an  effect  of increasing our financial debt by €827 million at 1st April 2004 and €558 million at 30 September 2004.

DECREASE (INCREASE) IN NET DEBT

As a result of the above,  our net debt  decreased  by €498 million in the first half of fiscal year 2005,  compared with a decrease of €254 million in the first half of fiscal year 2004 and a decrease  of 1,401  million in the second half of fiscal year 2004.

Excluding the net effect of the  consolidation  of our Special Purpose  Entities
(net of the disposal of one these  entities for € 243 million and €26 million of reimbursement  during the first  half),  our net debt would  have  decreased  by
€1,056 million in the first half of fiscal year 2005.

MATURITY AND LIQUIDITY

The  following  table  sets forth our  outstanding  financial  debt  obligations
(including future  receivables  securitised) and available credit lines as of 30
September 2004:

                                                                                   AFTER
                                        AT 30     FISCAL  FISCAL  FISCAL  FISCAL   FISCAL
                                      SEPTEMBER    YEAR    YEAR    YEAR    YEAR     YEAR
                                        2004       2005    2006    2007    2008     2008    MATURITY
                                      ---------   ------  ------  ------  ------  --------  ---------
Redeemable preference shares              205              (205)                            31-Mar-06
Subordinated notes                        250                      (250)                    30-Sep-06
Subordinated loans (PSDD)               1,320                                      (1,320)  30-Sep-08
Bonds                                     650                      (650)                    26-Jul-06
Syndicated loans                          704                      (704)                    03-Aug-06
Bilateral loans                           250               (27)    (33)   (190)
Commercial paper                          429      (429)
Future receivables securitised, net       100      (100)
Ad-hoc entities facilities                558      (118)    (36)    (37)    (39)     (328)
Bank overdrafts, other facilities
and accrued interests(1)                  271      (216)    (13)     (3)     (3)      (36)
                                      ---------   ------  ------  ------  ------  --------  ---------
TOTAL                                   4,737      (863)   (281) (1,677)   (232)   (1,684)
                                      ---------   ------  ------  ------  ------  --------  ---------
FINANCIAL DEBT                          3,998
                                      ---------
AVAILABLE LINES                           739
                                      ---------

(1)      Most facilities  entered into by  subsidiaries  have been classified as
         being   immediately   due  because  such   facilities   are   generally
         uncommitted.

Total  available  unused credit lines  together with cash available in the Group amounted to €2,329 million at 30 September 2004, compared with €2,249 million at
31 March 2004.

These amounts consisted of:

     o    Available credit lines at Group level, which comprised €420 million of commercial  paper,  €281 million of part B of the PSDD and €38 million of syndicated  loans, for €739 million at 30 September 2004,  compared with €420  million of  commercial  paper and €363 million of part B of the PSDD, for €783 million at 31 March 2004 ;
     o    Cash available at parent company level of €576 million at 30 September
          2004, compared with €532 million at 31March 2004 ; and
     o    Cash  and  cash  equivalent,   short  term  investments  available  at
          subsidiary level of €1,014 million at 30 September 2004, compared with
          €934 million at 31 March 2004.

ALSTOM,  the Group parent  company,  may readily access some cash held by wholly owned subsidiaries  through the payment of dividends or pursuant to intercompany lending  arrangements.  Local  constraints  can delay or restrict  this  access,
however.  Furthermore,   while  we  have  the  power  to  control  decisions  of
subsidiaries of which we are the majority owner,  our  subsidiaries are distinct legal  entities and the payment of dividends  and the making of loans,  advances and  other  payments  to us by them  may be  subject  to  legal  or  contractual restrictions,  be  contingent  upon their  earnings or be subject to business or other constraints.  These limitations include local financial  assistance rules, corporate benefit laws and other legal restrictions. Our policy is to centralise liquidity of  subsidiaries  at the parent  company level when  possible,  and to continue to progress towards this goal. The cash and cash equivalent, short term investments  available at subsidiary level were €1,160 million, €934 million and
€1,014 million respectively in March 2003, 2004 and September 2004.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Following the coming into force of European  Regulation  nº 1606/2002,  European listed  companies  are  required  to  adopt  International  Financial  Reporting
Standards  (IFRS/IAS)  in  the  preparation  of  their  Consolidated   Financial
Statements covering periods beginning on or after 1 January 2005.  Consequently,
ALSTOM Consolidated  Financial  Statements covering the period beginning 1 April
2005 will be presented according to IFRS, together with comparative  information related to the previous period converted to the same standards.

The  working  group  set  up in  fiscal  year  2004  has  moved  forward  on the implementation  of these new  standards.  Main  decisions have been taken on the
Group will apply the rules and  implement  the IFRS.  A  comprehensive  training programme  has been  prepared  and more  than 800  accountants  of the Group are currently attending training all over the world.

The Group is re-writing  its Reporting  and  Accounting  Manual to reflect IFRS.
Detailed unit  submissions of the opening IFRS balance sheet as at 31 March 2004 will be made in the  second  half of  fiscal  year  2005  where  September  2004 comparatives  will  also be  produced.  These  submissions  will be  subject  to detailed reviews and consolidations in order to prepare for full  implementation of IFRS in April 2005.  The first accounts under IFRS will be the 6 month period ended 30 September 2005.

OFF BALANCE SHEET COMMITMENTS

The following  table sets forth our  off-balance  sheet  commitments,  which are discussed further at Note 18 to our Interim Consolidated Financial Statements:

--------------------------------------------------------------------------------
TOTAL GROUP
ACTUAL FIGURES
(IN € MILLION)                             At 30 Sept.   At 31 Mar.  At 30 Sept.
                                              2003          2004        2004
                                           -----------   ----------  -----------
Guarantees related to contracts              8,206         8,169       7,829
Guarantees related to vendor financing         643           640         441
Discounted notes receivables                     9             6          40
Commitments to purchase fixed assets             -             -           2
Other guarantees                                49            43          12
                                           -----------   ----------  -----------
OFF BALANCE SHEET COMMITMENTS                8,907         8,858       8,324
--------------------------------------------------------------------------------

GUARANTEES RELATED TO CONTRACTS

The overall amount given as guarantees on contracts  decreased to €7,829 million in  September  2004  compared  with €8,169  million in March 2004 mainly due the disposal of our T&D activities.

VENDOR FINANCING EXPOSURE

In some instances,  we have provided  financial  support to  institutions  which finance some of our customers and also, in some cases, directly to our customers for their  purchases  of our  products.  We refer to this  financial  support as
"vendor  financing".  We have not  committed  to provide  any  vendor  financing guarantees to our customers since fiscal year 1999.

The following  table sets forth our vendor  financing  exposure  (defined as the total of on- and off-balance sheet) as at 30 September 2004 and 31 March 2004 :

--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                         Translation    EXPOSURE AT
ACTUAL FIGURES                                 EXPOSURE AT    Reimburs. of     Decrease in     and other      30 SEPT.
(IN € MILLION)                                31 MAR. 2004    cash deposit     guarantees     adjustments        2004
                                              ----------------------------------------------------------------------------
MARINE                                             643            (24)             (48)            (4)           567
    Cruiseinvest                                   323                                            (10)           313
    Festival                                       185            (24)             (48)             7            120
    Others                                         135                                             (1)           134
TRANSPORT                                          321                                             (9)           312
    European metro operator                        266                                             (8)           258
    Others                                          55                                             (1)            54
OTHER SECTORS                                        5                                                             5
                                              ----------------------------------------------------------------------------
TOTAL VENDOR FINANCING EXPOSURE                    969            (24)             (48)           (13)           884
--------------------------------------------------------------------------------------------------------------------------

RENAISSANCE

The  vendor  financing  granted  to  Cruiseinvest  relating  to  ships  sold  to
Renaissance  Cruises amounted to €313 million at 30 September 2004, €323 million at 31 March 2004 and €344  million at 30  September  2003.  ALL the eight former
Renaissance ships resumed  operations on or before July 2003 and are operated by their charterers.

FESTIVAL

Further to  Festival's  failure to meet its  financial  obligations  towards the owners of the three  cruise-ships  previously  built by Marine and  operated  by
Festival as  charterer,  these  three  ships were seized in January  2004 by the concerned  financial  institutions  for two ships (European  Vision and European
Stars)  and by the  owner  AMJ31  (guaranteed  by  ALSTOM)  for the  other  ship
(Mistral).  Festival's  financial  difficulties left a large number of creditors unpaid and the three  ships  were sold in the first half of fiscal  year 2005 by judicial  auction in the Courts of their respective  places of arrest.  European
Vision and European Stars were then acquired by MSC Cruises, and Mistral by Auro
Shipping, a company belonging to ALSTOM.

The  acquisition  of  European  Vision and  European  Stars by MSC  Cruises  has
decreased ALSTOM vendor financing exposure mainly by the reimbursement of a cash deposit of €24 million and the release of a guarantee  of €48 million  following the sale of these  ships  (see Notes 9 and  18a(2) to our  Interim  Consolidated
Financial Statement).

PROVISIONS ON RENAISSANCE AND FESTIVAL

We  maintained a provision  of €132 million at 30 September  2004 to cover risks associated with Marine vendor  financing.  This decrease  compared with 31 March
2004 was due to the  consolidation  of the SPE with a  negative  equity  of €(8)
million that was covered by €8 million of the initial provision of €140 million.

IMPACT ON VENDOR FINANCING OF THE CONSOLIDATION OF THE SPE

We have  consolidated  during  the first  half of fiscal  year 2005 our  Special
Purpose Entities. Some of them own the ships on which we have a vendor financing exposure.  Nevertheless  the accounting  treatment of these SPE has no impact on our total exposure.  Our exposure is in general limited to the guarantees  given or to our  investment  and does not  amount to total  assets of these  SPE.  The consolidation  of these SPE has increased our assets by €762 million as shown in the  following  table  (See  Note  16  to  our  Interim  Consolidated  Financial
Statements),  nevertheless  our total  contractual  exposure on these  assets is limited to €219 million at 30 September 2004 :

------------------------------------------------------------------
TOTAL                                IMPACT ON        Of which
ACTUAL FIGURES                       ASSETS OF        maximum
(IN € MILLION)                       CONSO SPE        exposure
                                   -------------------------------
MARINE                                   762              219
    Cruiseinvest                         106               50
    Festival                             249              120
    Others                               407               49
TRANSPORT                                N/A              N/A
    European metro operator              n/a              n/a
    Others                               n/a              n/a
OTHER SECTORS                            N/A              N/A
                                   -------------------------------
TOTAL SPE ASSETS                         762              219
------------------------------------------------------------------

In order  to  facilitate  the  reading  of our  Interim  Consolidated  Financial
Statements,  we present here after the reconciliation of our total exposure with the amounts  disclosed in our Financial  Statements  after the  consolidation of these SPEs :

--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                        Max exp.on      Long term      Off Balance     EXPOSURE AT
ACTUAL FIGURES                                              assets conso     loans and                        30 SEPT.
(IN € MILLION)                                                SPE (1)       deposits (2)     Sheet (3)      (1)+(2)+(3)
                                                           ---------------------------------------------------------------
MARINE                                                           219             224             124             567
    Cruiseinvest                                                  50             224              39             313
    Festival                                                     120                                             120
    Others                                                        49                              85             134
TRANSPORT                                                                                        312             312
    European metro operator                                                                      258             258
    Others                                                                                        54              54
OTHER SECTORS                                                                                      5               5
                                                           ---------------------------------------------------------------
TOTAL VENDOR FINANCING EXPOSURE                                  219             224             441             884
--------------------------------------------------------------------------------------------------------------------------

We have  funded  Cruiseinvest  by  limited  recourse  notes  for a total of €224 million  (See Note 9 to our  Interim  Consolidated  Financial  Statements).  Our
remaining off balance sheet guarantees were €441 million as at 30 September 2004
(See Note 18a(2) to our Interim Consolidated Financial Statements).

OTHER RISKS

US TRAINS

On 30 June 2003,  we  announced  that we were  conducting  an  internal  review, assisted by external  lawyers and  accountants,  following  receipt of anonymous letters alleging accounting  improprieties on a train contract being executed at the New York  facility  of ALSTOM  Transportation  Inc.  ("ATI"),  one of our US
subsidiaries.  Following receipt of these letters the SEC began an inquiry which is still on going.

UK TRAINS

The West Coast Main Line service,  using high speed tilting  trains  supplied by
ALSTOM, was successfully  launched by Virgin on 26 September 2004.  Fifty-one of the fifty-three trains ordered have been delivered.  Remaining work on the train build contract involves bringing two test trains to passenger service standards.
Discussions  to avoid  litigation  over  this  contract  have  now  successfully concluded and an agreement  has been signed with the  customer,  but approval of the appropriate authorities is still being sought.

CLAIMS RELATING TO DISPOSALS

From time to time the Group disposes of certain businesses or business segments.
As is usual certain acquirers make claims against the Group as a result of price adjustment mechanisms and warranties generally foreseen in the sale agreements.

The Group has  received  a number of demands  from the  acquirer  following  the disposal of the T&D  Sector,  including  with  respect to  investigation  by the
European Commission of alleged anti-competitive  arrangements among suppliers in certain T&D  activities.  It is not possible to estimate the amount of potential liability  of the  Group  with  respect  to  these  claims,  which,  if  decided adversely,  may have a material  adverse  impact on the  consolidated  financial statements.

ACCOUNTS OF THE PARENT COMPANY, ALSTOM

ALSTOM,  the parent  company,  has no  industrial  or  commercial  activity and, consequently  its revenue  includes mainly fees invoiced to its subsidiaries for the use of the ALSTOM name, dividends and other financial income.

Income  amounted  to €49  million for the first half of fiscal year 2005 and €43 million for the first half Of fiscal year 2004.